
ARCONIC
NEW ARCONIC

A NEW ARCONIC

April 11, 2017

www.NewArconic.com

ELLIOTT ®

Arconic Inc. (NYSE: ARNC) Snapshot

HQ	New York, NY
Employees	41,500

Arconic is a supplier of multi-material sub-components and fabricated aluminum to the aerospace, automotive, commercial transportation, building and construction and industrial end-markets

The Company is organized into three segments each consisting of multiple business units

- Engineered Products & Solutions (EPS) – 46% of revenue, 58% of profits, 99 facilities, ~24k employees

  Multi-material fasteners, rolled rings, investment castings, forged sub-components (such as jet engine disks) and titanium mill products into aerospace (75% of segment revenue) and industrial end-markets
- Global Rolled Products (GRP) – 39% of revenue, 28% of profits, 12 facilities, ~11k employees

  Rolled aluminum sheet and plate products serving automotive, aerospace and industrial end-markets
- Transportation & Construction Solutions (TCS) – 15% of revenue, 14% of profits, 46 facilities, ~6k employees

  Wheel & Transportation Products – cast aluminum wheels for trucks (~38% of TCS); Building & Construction Solutions – aluminum architectural products (~56% of TCS) and Latin American Extrusions (~6% of TCS)

Market Cap	$11,637
Net Debt	6,211
FY 2016 Revenue	$12,394
FY 2016 EBITDA	$1,509
FY2016 EBITDA (ex-Separation Costs)	$1,702

Business Unit Revenue Contribution



TCS
14.5%
EPS
46.2%
39.2%
GRP

Business Unit Profit Contribution



TCS
14.1%
57.9%
GRP
28.0%
EPS

Company End Markets by Revenue



Packaging
Building & Construction
11%
10%
Aerospace
43%
Industrial & Other
11%
10%
11%
4%
Commercial Transportation
Automotive
Industrial Gas Turbines

Source: CapitalIQ

Note: Financials as of December 31, 2016, except for market capitalization. Net debt excludes the impact of the monetization of Arconic's stake in Alcoa Corp.

About Elliott Management

Elliott is an investment firm founded in 1977 that today manages approximately $33 billion of capital for both institutional and individual investors. Elliott's staff of over 400 employees combine a culture of thoroughness, hard work and creativity, with a focus on long-term value creation

Elliott's Research and Perspectives on Arconic

Over the last two years, Elliott has performed exhaustive research on the prospects, competitive positioning and valuation of Arconic, a process which included spending tens of millions of dollars, enlisting legal counsel, external consultants and investment banks to advise us, as well as speaking with customers, opinion leaders, engineers, metallurgists, competitors, former employees, senior executives within the various industries that the Company competes, sell-side analysts, corporate governance experts and other investors

Elliott Is a Long-Term Investor in Arconic

We have a 13.2% economic ownership in Arconic, valued at over $1.6 billion. Our commitment to Arconic is demonstrated by the substantial investment we have made in the Company

Our conclusion from our analysis is clear:
Arconic's assets are dramatically undervalued and managerial change is needed to unlock the Company's full potential for the benefit of all stakeholders

Table of Contents

- Executive Summary
- Abysmal Shareholder Returns
  - TSR vs. Peers
  - TSR: Key Points
  - The Ultimate Insult: Claiming Good TSR
  - The Market Is Voting for Change
- Poor Operating and Financial Results
  - Section Summary
  - Engineered Products & Solutions
  - Firth Rixson
  - Global Rolled Products
  - Transportation and Construction Solutions
- Incoherent Strategy
  - Investor Skepticism
  - No Fit Between Means and Strategic Ends
  - GRP Strategy Is Clearer but Misguided
- Poor Asset Utilization
  - The Importance of Utilization
  - Arconic vs. PCC/Novelis Proxy Co.
  - Turns Lag Across Arconic's Business
- Underwhelming Targets
  - 3-Year Targets: 2019 Is the New 2016
  - No Growth, No Share Gain
  - Just Operating Leverage
  - 2017 Is Particularly Sandbagged
- Broken Company Culture
  - Blatant Corporate Waste
  - Demoralized Employees
  - Rhetoric vs. Reality
- Poor Governance
  - Frustrating Shareholder Rights
  - No Accountability
  - Lack of Alignment
  - Ethics Concerns
- A New Arconic
  - Changing the Culture
    - New CEO
    - Empower the Plants
    - Instill Accountability
  - Improve the Business
    - GRP Opportunity
    - EPS Opportunity
    - Aiming Higher
- Addressing Arconic's Objections
  - "Dr. Kleinfeld Deserves Credit for the Split"
  - "Margin Gap with PCC Is Structural"
  - "Saved and Transformed the Company"
  - Miscellaneous
- Appendix



EXECUTIVE SUMMARY

Why Are We Here?

A company is a collection of people and assets organized by a set of processes to enable the production of goods and services which earn profits sufficient to deliver the requisite compensation to employees and the necessary returns to the providers of capital

It is the role of management to:

1) Achieve Operational Excellence: Get the most out of employees and assets in the organization while delivering top quality to customers;
2) Manage Talent: Ensure the organization has the right people; and
3) Prudently Reinvest: Deploy the profits earned in a manner that produces returns to the providers of capital

IT IS THE ROLE OF A BOARD TO ENSURE THAT MANAGEMENT IS HELD ACCOUNTABLE

We are here today because we believe Arconic's management *isn't succeeding at any of these tasks* and yet the Board has failed to act

For more than a year, Elliott has engaged in private discussions with the Company regarding the numerous ways in which Arconic could improve long-term performance. While we have appreciated the dialogue and remain excited about the Arconic opportunity, we **believe a change in management and Board leadership is needed to enable the Company to sustainably create value**

Arconic Today

- Broken Company Culture
- Incoherent Strategy
- Poor Operating and Financial Results
- Abysmal Shareholder Returns

NEW ARCONIC

- Put Plants First
- Build Leverage in the Value Chain
- Generate Higher Profits
- Reinvest at High Rates of Return

Shareholders deserve new leadership capable of generating sustainable long-term value

What Is Wrong at Arconic?

Under the current CEO and under much of the current board:

Abysmal TSR	• Shareholders' investments were decimated, losing nearly 70% of their value • The Company has performed poorly against any peer set over any time period
Poor Operational and Financial Results	• Billions in dollars of capital has been invested but has generated little or no return • Management's largest acquisition ($3 billion) has been an abject failure • Targets have been missed repeatedly, including all targets in all three businesses for FY 2016
Broken Company Culture	• A CEO-centric, consultant-driven, image-obsessed culture has taken hold • Consistent with that imperial culture, a value-creating split (which shareholders and analysts had long demanded) was delayed for almost a decade until Elliott's stake building had begun
Poor Governance and Lack of Accountability	• Shareholder rights have been deliberately frustrated by poor corporate governance practices • $128 million in compensation was lavished upon the CEO by the Board • Company assets were used to secure favorable proxy votes

Worst of all, neither the current CEO nor the Board acknowledges a problem, they suggest that:

- The CEO saved the Company
- Performance has been outstanding
- Targets have been achieved
- Good governance is valued
- Using Company assets to buy proxy votes is acceptable

Arconic's problems are profound

What Is Wrong at Arconic? (cont.)



Poor Total Shareholder Returns
reflect…

Poor Operating Results
which are a consequence of…

- *An Incoherent Strategy*
- *Poor Underlying Performance (Low Asset Utilization)*
- *Broken Company Culture*
- *Poor Governance and Lack of Accountability*

Total Shareholder Return:
Poor Performance Against Any Peer Set

Dr. Kleinfeld is unambiguously one of the worst performing continuously tenured CEO's in the U.S.

Alcoa Total Shareholder Return (TSR) % Relative to Peers Under Dr. Klaus Kleinfeld[1]

	1-Year	2-Year	3-Year	4-Year	5-Year	6-Year	7-Year	8-Year	Since CEO
vs. Proxy Peers	(3.0%)	(46.3%)	(11.7%)	(39.1%)	(91.8%)	(120.6%)	(181.6%)	(207.0%)	(155.9%)
vs. Industrials Proxy Peers	(5.6%)	(54.4%)	(36.6%)	(86.8%)	(135.8%)	(149.1%)	(193.7%)	(234.0%)	(186.8%)
vs. Materials Proxy Peers	(2.0%)	(36.5%)	(2.8%)	(23.2%)	(80.7%)	(92.1%)	(173.8%)	(129.0%)	(67.8%)
vs. Aluminum Peers	(12.6%)	(45.6%)	(47.7%)	(18.9%)	(8.8%)	8.3%	0.1%	(75.7%)	(19.7%)
vs. S&P 500 Index	4.1%	(51.5%)	(21.9%)	(48.0%)	(96.7%)	(125.5%)	(154.6%)	(167.5%)	(150.3%)
vs. Elliott Selected Peers	(11.5%)	(40.0%)	(12.0%)	(21.2%)	(45.1%)	(53.8%)	(111.5%)	(129.2%)	(90.5%)

TSR % Before Elliott Launched Proxy Fight[2]

Arconic	1.5%
Arconic Excluding Alcoa Stake	(4.5%)
2017 Proxy Peer	12.3%
S&P 500 Index	7.8%
New Alcoa	69.0%

TSR % After Elliott Launched Proxy Fight[3]

Arconic	34.9%
Arconic Excluding Alcoa Stake	39.6%
2017 Proxy Peer	5.2%
S&P 500 Index	5.4%
New Alcoa	4.9%

TSR % After Elliott Launched Proxy Fight Through April 7[4]

Arconic	20.6%
Arconic Excluding Alcoa Stake	24.9%
2017 Proxy Peer	4.6%
S&P 500 Index	3.8%
New Alcoa	(6.9%)

Source: Bloomberg

Note: See Appendix for constituent companies of Elliott Selected Peers

1. Note: Total shareholder return as of October 31, 2016, the day prior to the separation of Alcoa
2. Note: Total shareholder return from October 31, 2016 to January 31, 2017 post-close low; Arconic and Arconic Excl. Alcoa Stake return calculations based upon share price change over relevant period
3. Note: Total shareholder return from post-close low on January 31, 2017 to March 1, 2017 in the case of Arconic and Alcoa
4. Note: Total shareholder return calculated from January 31, 2017 (post-close low) through April 7, 2017

The Company's broken culture and incoherent strategy led to both poor asset utilization as well as poor operating performance, ultimately resulting in abysmal TSR

Poor Operating and Financial Results

Since 2013, Arconic has invested $6.2 billion in its business, reaping a mere $154 million in incremental NOPAT

$6.2B

invested



$154M incremental NOPAT

Source: Company filings

Dr. Kleinfeld's broken culture, incoherent strategy and low asset utilization results in profoundly poor operating performance

Poor Operating and Financial Results:
Summary of Low ROIIC, Missed Targets in Every Business

Engineered Products and Solutions

- Missed revenue and EBITDA targets by more than 20%
- Invested $5 billion with an ROIIC of only 1.5%
- Segment margins are shrinking and have consistently lagged PCC

Firth Rixson

- Missed revenue and EBITDA targets by over 40% and 60%, respectively
- $1.9-$2.5 billion of value destruction from the 2014 acquisition of this business
- Performance issues related to a post-transaction exodus of talent

Global Rolled Products

- Missed revenue and EBITDA targets
- Invested $750 million with an ROIIC of only 3.7%
- Missed automotive growth targets

Transportation & Construction Solutions

- Missed revenue and EBITDA targets
- $210 million invested with an ROIIC of only 4.3%
- Poor performance is even more remarkable given broader industry tailwinds that have benefited peers

Incoherent Strategy:
Failure to Choose, Establish Fit

Unlike Precision Castparts Corp. ("Precision Castparts" or "PCC"), where management has articulated a clear value proposition and aligned the activities of the organization to achieve those goals, Arconic lacks a clear purpose and seemingly has no idea how to prioritize the steps necessary to accomplish its aims

What Is Arconic's Strategy? We Do Not Know


CUT COSTS/MORE LAYOFFS
HIGHER EBITDA/MT
?
LONGER BOARD MEETINGS
REPURCHASE SHARES
PAY DOWN DEBT
"INNOVATE" & "GAIN SHARE"

What Is Strategy?

<u>Three Key Principles of Strategy</u>

1. Strategy is the creation of a unique and valuable position, involving a different set of activities
2. Strategy requires you to make trade-offs in competing – to choose what not to do
3. Strategy involves creating "fit" among a company's activities

Michael E. Porter, "What is Strategy?", Harvard Business Review, November-December 1996 Issue

Management has not articulated a coherent strategy as to how Arconic's operating activities further the Company's goals

Poor Underlying Performance: Low Asset Utilization

Arconic has historically identified PCC and Novelis as its primary competitors in EPS and GRP, respectively. A PCC + Novelis ProxyCo is a close approximation of Arconic, but with a little bit greater weight to rolled products



Net PP&E
$5,964
$5,499
Similar value of assets (8% Less)
Revenue
$18,708
$12,394
34% less revenue
EBITDA
$3,250
$1,702
48% less EBITDA
Free Cash Flow (EBITDA – Capex)
$2,575
$875
66% less FCF
PCC
Novelis

Source: SEC filings

Lack of a coherent strategy results in assets that do not generate their potential returns

Broken Company Culture: Demoralized Employees

Under Dr. Kleinfeld, the Company has put enormous effort into its public image and centralized key decisions in the Company's New York headquarters. This effort is the exact opposite of what we believe is required for a sustainably improved Arconic

We believe that Arconic's company culture is broken. Why?

- ✕ Enormous wasted capital expended on projects that the CEO believes will boost his own image as a global business intellectual, yet these expenditures do not provide benefits to the business
- ✕ Teams of consultants (internal and external) heavily influence the Company's actions, with no clear strategy
- ✕ Massive amounts of time are spent creating marketing materials (investor presentations, websites, videos, conferences), rather than actually operating the Company's assets
- ✕ Egregious compensation for the CEO relative to business performance and also relative to his own team
- ✕ "Shareholders are the enemy" mentality, marked by overt efforts to frustrate shareholder rights and modern governance standards
- ✕ Disempowered plant managers and employees' incentives are largely detached from the success and failure of each operating plant
- ✕ Operational improvements are discussed, but the lack of incentives and emphasis on the advice of NYC-based consultants, (rather than listening to the input of employees) prevents material improvements
- ✕ Horrible symbolism of NYC headquarters, outsized executive compensation, *The Jetsons* marketing campaign and other corporate perks (e.g., G550 jet) amidst layoffs of thousands of employees
- ✕ Pursuit of silver-bullet solutions undermine tangible improvements and organic R&D benefits that could be achieved by empowering workers closest to end customers
- ✕ Challenges to the CEO are met with intimidation: individuals with the fortitude to object to the Company's broken culture are "made an example of"

Arconic's poor performance originates in its broken company culture. From this broken culture flows many of the Company's problems

Broken Company Culture: Disingenuous Rhetoric from CEO

Good leaders share success and take responsibility for failures. At Arconic, the opposite occurs

"Alcoa Corporation **would not exist if it hadn't been for me** basically creating it."

Dr. Klaus Kleinfeld, February 1, 2017

"[Management] is **unequaled in its efforts to put a positive spin on bad news by accentuating the positive and eliminating the negative**.... [I]f free cash flow looks bad, it will redefine it.... [S]omeday we will write a treatise on the psychology of earnings reports and presentations. And Alcoa will be our case study.... I think Alcoa is one of the more blatant spin doctors.... **[N]othing ever looks bad in management's version of the world, where all the news is good news**."

Carol Levenson, Director of Research for Gimme Credit, July 11, 2016



Over nearly two years, Elliott has spoken with hundreds of current and former Arconic employees: key talent is leaving, plants are demoralized and pensioners are scared

Poor Governance:
Vote Buying Agreement

In Arconic's 2017 proxy statement, the Company disclosed that they had **traded away company assets in exchange for votes**


NOVEMBER 20, 2014
Alcoa Inc. (now known as Arconic Inc.) purchases Firth Rixson for $3 billion in cash and stock. CEO Dr. Klaus Kleinfeld promises $1.6 billion of revenue and $350 million of EBITDA from the acquisition by 2016.
NOV 2014 - AUG 2016
Firth Rixson massively underperforms, ultimately bringing in 40% less revenue and 60% less EBITDA than Dr. Kleinfeld promised. Amidst this underperformance, Arconic would likely have potential legal claims against the Seller of Firth Rixson.
AUGUST 18, 2016
Arconic settles legal claims for $20 million and an agreement to lock up the vote of approximately 8.7 million shares of Arconic common stock for a period of two years. This Secret August Voting Lock-Up requires the former owner of Firth Rixson to vote any shares of Arconic common stock held as of the March 1st, 2017 record date according to Dr. Kleinfeld's interests at the 2017 Annual Meeting. In entering into the Secret August Voting Lock-Up the day after the August 17th filing of a proxy statement for the reverse stock split, it appears Arconic sought to avoid disclosure of the vote-buying transaction.
MARCH 16, 2017
Elliott demands answers and accountability, asking Arconic's board for information regarding who negotiated and approved this deal and why it was concealed for seven months.
MARCH 13, 2017
After the record date for the 2017 Annual Meeting passes, precluding shareholders from buying shares out from under the Secret August Voting Lock-Up, Arconic seeks to bury its disclosure of the agreement in a two sentence paragraph on page 36 of a 135 page regulatory filing.
OCTOBER 5, 2016
Arconic shareholders approve the reverse stock split. There is no disclosure of the Secret August Voting Lock-Up. Disclosure also not provided in subsequent 10-Q, 10-K, or other regulatory filings.
MARCH 20, 2017
Arconic waives the Secret August Voting Lock-Up, but refuses to provide important details about the agreement or hold anyone accountable. Arconic claims that it did not previously disclose the agreement as the Company did not know whether or not the Seller of Firth Rixson was a shareholder as of the record date, notwithstanding the fact that one of the Company's own board members is affiliated with the Firth Rixson Seller and the agreement was signed two weeks after the record date for the reverse stock split, which under the Company's own logic should have mandated disclosure of the agreement.
MARCH 16 - 27, 2017
Arconic refuses to comply with transparency request.
MARCH 27, 2017
Elliott sends letter to Arconic's board and management in response to the Company's refusal to comply with the information request and inquiries of other shareholders and asks: What is the Company trying to hide?
MARCH 28 - PRESENT
Company continues to stonewall, refusing to provide shareholders with information relating to the cost and negotiation of the Secret August Voting Lock-up or even a copy of the agreement.

ELLIOTT®

What Are Elliott's Goals?

Elliott's goals at Arconic are to catalyze a change in leadership in order to repair the Company's culture and improve the Company's performance. Better operating performance will provide Arconic with the necessary resources to invest in growth initiatives, leading to sustainable value creation

1) New Leadership:

- ✓ With a long history of operational issues and underperformance, Arconic would benefit from having a leader with successful industry operating experience
- ✓ In order to effectively steward the company, board members must have industry and operating experience. Arconic's products are highly-engineered. The devil is in the details. Our director nominees bring a wealth of experience as both operators and customers in critical areas: forgings and castings, aero-structures and industrial businesses more generally

2) Good Governance and Accountability:

- ✓ Separate Chairman and CEO roles
- ✓ Zero outside boards for the CEO for first two years. Maximum of one thereafter
- ✓ Immediately reincorporate in Delaware
- ✓ Annually elected board

3) Repair a Broken Culture:

- ✓ Decentralize decision-making and foster an entrepreneurial spirit by incentivizing each business unit and plant to participate in the upside from operational improvements
- ✓ Eliminate the notoriously CEO-centric and image-driven culture (e.g., *The Jetsons* ad campaign, continued headquarters at Lever House in Midtown Manhattan)

4) Drive Sustainable World-Class Performance *(Measure, Align, Build Momentum, Aim Higher)*:

- ✓ Close the margin gap with Precision Castparts at Engineered Products and Solutions
- ✓ Fix Firth Rixson – 6-12 month dedicated focus for new CEO and key board members (Chris Ayers – Fmr. President Wyman Gordon)
- ✓ "Fill the mill" at Global Rolled Products: focus on utilization
- ✓ Prudently reinvest capital in growth capex and M&A in Arconic's highest return businesses

These changes will result in sustained performance improvement

Plan to Change the Culture and Improve the Business

1. **New CEO**
   Arconic needs a leader with successful industry operating experience

2. **Empower the Plants**
   Align each plant with goals of the business and handsomely reward employees for achievement

3. **Welcome Accountability**
   Good corporate governance becomes the norm

4. **GRP Opportunity**
   "Fill the Mill" with a focus on asset utilization

5. **EPS Opportunity**
   Close the margin gap with PCC and pursue growth

6. **Aim Higher**
   Focus on returns and performance, raise targets and go for world-class performance

A plant-focused, entrepreneurial culture is <u>ready to rise</u> at Arconic

Arconic's Value Creating Flywheel

A coherent strategy at Arconic will yield a sustainable value-creating flywheel



Empower the Plants
Culture of Accountability
Organic R&D at Plants
ROIIC Discipline
Pay for Performance
Fill the Mill
(Asset Turns)
Higher Profits
Operating Execution
Pursue Absolute EBITDA Gains
Higher Margins
Scale/Cost M&A
Growth M&A

Nominees for New Arconic:
The Right Team to Lead Change

Our director nominees have the ideal mix of skills and experience to deliver meaningful change at Arconic

80 years of cumulative aerospace experience, operational expertise, proven value creators, change agents



CHRISTOPHER AYERS

- ✓ *Unparalleled institutional knowledge with deep relationships in Arconic's plants*
- ✓ *Successful leader of PCC forging operations, extensive operating experience*
- ✓ *23 years of Aerospace experience*



ELMER DOTY

- ✓ *25 years of Aerospace & Defense experience – and long-time customer of Alcoa*
- ✓ *Proven turn-around operating expert with aerostructures expertise*
- ✓ *Deep knowledge and relationships with potential Arconic growth partners*



BERND KESSLER

- ✓ *33 years of Aerospace experience*
- ✓ *Known as Honeywell's "Mr. Fix It" for improving underperforming assets*
- ✓ *Proven value creator with a history of building durable aftermarket franchises*



PATRICE MERRIN

- ✓ *Dynamic change agent with extensive experience leading CEO search committees*
- ✓ *Proven operating executive with phenomenal track record of value creation*
- ✓ *Experienced public company director known as a constructive consensus builder*

Shareholder Nominees Best Positioned to Implement Necessary Change

Who is best suited to implement the changes needed to reverse Arconic's historic track-record of epically poor performance and maximize value to the benefit of all shareholders?

Largest Shareholder and Nominees for Change	Incumbent Directors for the Status Quo
Public support in excess of 20% of shares outstanding	No known public shareholder support
Direct economic interest of over 13%	Direct economic interest of 0.06%
Zero conflicts of interest	Troubling interlocks creating obvious conflicts of interest
Support the removal of failed management	Support the continued reign of failed management
Three directors with relevant aerospace experience	One director with relevant aerospace experience
Willing to hold management accountable	Unwilling to hold management accountable
Determined to hold those guilty of corrupt practices to account	Failed to hold those guilty of corrupt practices to account
Zero relationships clouding business judgment	Deep, long-standing relationships clouding business judgment
Focused on raising targets to drive real operational improvements	Satisfied with extremely low targets ensuring operational mediocrity
Focused and not overboarded	Overboarded and distracted
Endorses a New Arconic plan that empowers the plants and pays for performance	Endorses business heads and detached NYC headquarters power structure
Strong track record of shareholder value creation	Track record of shareholder value destruction
Supportive of real, immediate corporate governance improvements	Supportive only of insufficient, marginal changes to deficient corporate governance

Overwhelming Support for Change

The reaction to Elliott's call for change has been astounding

35% price change since Elliott's launch of a proxy contest[1]

"We, therefore, encourage you to support the changes sought by our fellow shareholders at Elliott Management. We intend to support Elliott's proposed proxy slate because it serves the long-term interests of the Company and its owners."

First Pacific Advisors, February 6, 2017

"Independent members of this board, who own less than 0.1% of outstanding shares, continue to disregard the overwhelming publicly expressed desire for leadership change from the company's largest long-term owners, including Orbis."

Adam Karr, Orbis Investment Management, March 3, 2017

"Lion Point believes that Elliott's plan for value creation can reverse the past and set new Arconic on a better path to creating shareholder value."

Lion Point Capital, February 16, 2017

"It's a CEO problem—there has been no value created."

Sarat Sethi, Douglas Lane & Associates, February 30, 2017

"We also acknowledge activism could create an opportunity to highlight value that is even higher at $40 (and in the range of the activist target) to account for significant margin expansion from current levels, premised on a market P/E of 17x and earnings of $2.37."

Morgan Stanley, February 1, 2017

"In our view, a new CEO is an important positive catalyst to more expeditiously improve the company's operations and increase its margins while rationalizing capital expenditures / M&A opportunities."

Wolfe Research, February 6, 2017

"Elliott has a good case. Investor returns under Chief Executive Klaus Kleinfeld, who took over at Alcoa in 2008 and now runs Arconic, have been poor. Investors have seen their stock lose well over half its value under Kleinfeld."

Reuters, February 1, 2017

"Saving Klaus from Paul Singer is top priority for its management. Drain the swamp. Let Elliott Management's recommendations prevail. Too many good people are getting hurt throughout this Company."

Glass Door, March 17, 2017

"If I were an Arconic shareholder, I would be voting the "blue card" to bring the dissidents to power."

Pittsburgh Tribune, March 13, 2017

Overwhelming Support for Change (cont.)

The reaction to Elliott's call for change has been astounding

"There IS a large margin gap between Arconic's engineered product business (i.e. aerospace fastening systems and other parts) and that of rival Precision Castparts (owned by Berkshire Hathaway Inc.). Its stock HAS underperformed relative to the Alcoa business it spun off. Kleinfeld SHOULD face questions about why he got 2016 guidance so wrong for Arconic."

Bloomberg, February 7, 2017

"I think there is a legitimate question that's being raised by Elliott which is how long before Klaus really delivers versus his peers...I think it would be a better company if the Elliott guys got on this board than this current board."

Jim Cramer, February 1, 2017

"EPS and PCC Comparison is Warranted: While ARNC has a relatively small large structural castings business at La Porte (~$300mm), the EPS segment is a global leader in medium sized castings and fasteners. Our analysis suggests EPS should be able to close the gap with PCC to within 100-150bp."

Credit Suisse, February 9, 2017

"We see as much as 20% downside if Kleinfeld continues as CEO."

Gordon Haskett, February 13, 2017

"Our analysts currently have a price target for ARNC of $36 per share, but that number could be conservative if Elliot is able to make the proposed changes to the board and bring in Larry Lawson as the new CEO, who has an incredible track record of maximizing shareholder value at his previous posts. Despite ARNC running up over 30% since our recommendation, we still strongly recommend purchasing the stock at current levels."

The Spin-Off Report, February 3, 2017

"It is hard to see him [Dr. Kleinfeld] surviving."

The New York Times, February 28, 2017

"Beyond just management and board overhaul, the big key is getting a better grasp on spending. This includes its unnecessarily expensive headquarters on Park Ave. in New York City. Out of touch for a company with most of its employees in Pittsburgh."

Seeking Alpha, March 6, 2017

"A change in management style would confer more conviction in ARNC's 'undisturbed' margin expansion plan."

Cowen and Company, March 29, 2017

How Should You Vote?

BLUE PROXY CARD

- ✓ Vote to remove Dr. Klaus Kleinfeld, the worst performing continuously tenured CEO in the S&P 500, from Arconic
- ✓ Vote to voice your frustration with years of poor performance
- ✓ Vote to signal to the Board that good corporate governance is not “optional”
- ✓ Vote to tell the Board that exchanging the Company’s assets for votes is not acceptable
- ✓ Vote to add proven change agents and 80 years of aerospace experience to the board
- ✓ Vote to endorse the New Arconic strategy that empowers the plants

WHITE PROXY CARD

- × Vote to give the worst performing continuously tenured CEO in the S&P 500 more time to run the business
- × Vote to forgive the use of Company’s assets in exchange for supportive proxy votes
- × Vote to support poor decisions by a board that owns less than 1% of the Company
- × Vote to bless the current board who has seen fit to pay Dr. Kleinfeld more than $128 million over the last 9 years despite lackluster performance
- × Vote to endorse the Company’s business heads and detached NYC power structure



ABYSMAL SHAREHOLDER RETURNS

ELLIOTT ®

Abysmal Shareholder Returns

TSR vs. Peers
Poor Performance vs. Any Peer Set

TSR: Key Points
CEO Tenure; Earnings Calls; Everyday

The Ultimate Insult: Claiming Good TSR
Arconic's Harmful Acrobatics

The Market Is Voting for Change
35% TSR Since Elliott Announcement

ELLIOTT ®

Under Dr. Klaus Kleinfeld,
Alcoa had among the worst shareholder returns of any U.S. company

ELLIOTT ®

TSR Under Current Management

Since becoming CEO, Dr. Klaus Kleinfeld has underperformed the Company's own self-selected proxy peer median by 156% and the S&P 500 Index by 150%

Alcoa Cumulative TSR % Relative to Peer Median and S&P 500 Under Dr. Klaus Kleinfeld



(293%) TSR VS. PROXY PEERS SINCE ALCOA'S LOW
87%
81%
(156%) VS. PROXY PEERS
(69%)
(150%) VS. S&P 500
2008
2009
2010
2011
2012
2013
2014
2015
2016
AA
Peer Median
S&P 500 Index

*"I think then **we are creating substantial shareholder value**. That's the main driver that we will continue to follow here."*

Dr. Klaus Kleinfeld, April 10, 2012

(54%) TSR vs. Proxy Peers since quote

Source: Bloomberg
Note: Total shareholder return calculated May 1, 2008 through October 31, 2016, the day prior to the separation of Alcoa
Note: Alcoa's self-selected proxy peers defined in Appendix
Note: Alcoa low point was March 6, 2009
Source for all quotes in this presentation, Bloomberg transcripts, unless otherwise indicated. Emphasis added by Elliott for all quotes throughout this presentation

TSR Under Dr. Kleinfeld:
Arconic vs. Company Selected Peers

Under Dr. Kleinfeld, the Company massively underperformed virtually all peer groups over virtually all periods

Alcoa Cumulative TSR Relative to Each Peer Median and the S&P 500 Index Under Dr. Kleinfeld



Proxy Peers
Industrials Proxy Peers
Materials Proxy Peers
Aluminum Peers
S&P 500
1-YEAR
2-YEAR
3-YEAR
4-YEAR
5-YEAR
6-YEAR
7-YEAR
8-YEAR
SINCE CEO
(3%) (6%) (2%) (13%) 4%
(46%) (54%) (37%) (46%) (52%)
(12%) (37%) (3%) (48%) (22%)
(39%) (87%) (23%) (19%) (48%)
(92%) (136%) (81%) (9%) (97%)
(121%) (149%) (92%) 8% (126%)
(182%) (194%) (174%) 0% (155%)
(207%) (234%) (129%) (76%) (167%)
(156%) (187%) (68%) (20%) (150%)

Source: Bloomberg
Note: Cumulative total shareholder return numbers are trailing as of October 31, 2016, the day prior to the separation of Alcoa
Note: Since CEO TSR calculated May 1, 2008 through October 31, 2016
Note: Proxy Peers, Industrials Proxy Peers, Materials Proxy Peers, Aluminum Peers defined in Appendix

ELLIOTT®

TSR Under Dr. Kleinfeld: Arconic vs. Elliott Selected Peers

Elliott has constructed a peer group of comparable companies that best represent, in our view, peers for each area of the Company's business units prior to the split of AA/ARNC. Peers are weighted by 2008-2016 revenue contribution (Upstream 43%, GRP 31%,EPS 18% and TCS 8.5%)

Alcoa Cumulative TSR % Relative to Elliott Selected Peer Median Under Dr. Kleinfeld



Upstream Peers
GRP Peers
TCS Peers
EPS Peers
Weighted Peer Group
1-YEAR
2-YEAR
3-YEAR
4-YEAR
5-YEAR
6-YEAR
7-YEAR
8-YEAR
SINCE CEO
(17%) (11%) (15%) 4% (11%)
(35%) (41%) (35%) (53%) (40%)
(21%) (10%) 7% (4%) (12%)
7% (55%) (12%) (35%) (21%)
(5%) (79%) (26%) (92%) (45%)
3% (105%) (19%) (121%) (54%)
(25%) (169%) (56%) (247%) (112%)
(70%) (141%) (92%) (271%) (129%)
(41%) (125%) (54%) (168%) (90%)

Source: Bloomberg

Note: Cumulative total shareholder return numbers are trailing as of October 31, 2016, the day prior to the separation of Alcoa

Note: Since CEO TSR calculated May 1, 2008 through October 31, 2016

Note: Upstream Peers, GRP Peers, TCS Peers, EPS Peers defined in Appendix

Underperformance Regardless of Peer Set

Under Dr. Klaus Kleinfeld, the Company underperformed all of its peer groups

"So, this is the framework that we use at Alcoa to look at sustainability, and it starts with the shareholder value in the center."

Dr. Klaus Kleinfeld, November 10, 2010

Alcoa Cumulative TSR % Relative to Different Peer Groups Median Under Dr. Klaus Kleinfeld



(121%) TSR
vs. Proxy Peers since quote
Aluminum Peers
Materials Proxy Peers
S&P 500
Proxy Peers
Industrials Proxy Peers
(20%)
(68%)
(150%)
(156%)
(187%)

Source: Bloomberg
Note: Total shareholder return numbers calculated May 1, 2008 through October 31, 2016, the day prior to the separation of Alcoa
Note: Aluminum Peers and Proxy Peers defined in Appendix
Note: Materials Proxy Peers defined as du Pont (E.I.) de Nemours, The Dow Chemical Co., Freeport-McMoRan Inc., Huntsman Corp., International Paper Co., LyondellBassell Industries, PPG Industries Inc., Newmont Mining Corp., Nucor Corp. and United States Steel Corp.
Note: Industrials Proxy Peers defined as 3M Co., Cummins Inc., Danaher Corp., Deere & Co., Eaton Corp. plc, Emerson Electric Co., General Dynamics Corp., L-3 Communications Holdings, Northrop Grumman Corp. and Raytheon Company

How We Benchmark Dr. Kleinfeld's Performance

Against what we believe is a fully objective list of peer companies, Dr. Kleinfeld demonstrates profound underperformance

"You see that very clearly in the mid and the downstream segment, but also in the upstream segment because there we are focusing on reducing costs as well as optimizing our asset base to get it lower on the cost curve. <u>We have shown sustained improvement in productivity in all of the three groups and we intend to continue that</u>."

Dr. Klaus Kleinfeld, October 9, 2012

Alcoa TSR % vs. Elliott Peer Groups During Dr. Kleinfeld's Tenure

(50%) TSR vs. Proxy Peers since quote



Upstream Peers
TCS Peers
Weighted Peer Group
GRP Peers
EPS Peers
(41%)
(54%)
(90%)
(125%)
(168%)

Source: Bloomberg
Note: Total shareholder return numbers calculated May 1, 2008 through October 31, 2016, the day prior to the separation of Alcoa
Note: Upstream Peers, TCS Peers, GRP Peers and EPS Peers defined in Appendix

Alcoa vs. Aluminum Commodity

"The comparison to companies is good. And obviously, we are a commodity company. And in the commodity space, I mean, we like it to be dependent on aluminum. We love aluminum. But unfortunately, aluminum is not gold. But fortunately, aluminum also isn't plastic, right? So we are at a good spot here. <u>But if you want to compare our performance, we believe you've really got it compared against the peers</u>. <u>And the peers that you see here are really our competitors</u>. <u>Those are the aluminum and alumina companies that exist around the world</u>. So when you look at that, you actually do see that Alcoa has gained 9.6% on the total shareholder returns. Whereas our peers, the real peers have lost 7.5%. <u>That I think is an important way to look at it, and I think it's the only way to look at it in a fair, fair fashion</u>."

Dr. Klaus Kleinfeld, May 6, 2011

(21%) TSR vs. Company Selected "Fair" Aluminum Peers since quote

Cumulative Alcoa Share Performance vs. Aluminum Commodity During CEO Tenure


Midwest Al
Alcoa
(36%)
33% below
(69%)

Source: Bloomberg
Note: Total shareholder return numbers calculated May 1, 2008 through October 31, 2016, the day prior to the separation of Alcoa

ELLIOTT®

Performance of Proxy Peer Group CEO's

> "And as the uncertainty exists, I also want to assure you that we will not lose sight of our true north, which is accelerating shareholder value through profitable growth."
>
> Dr. Klaus Kleinfeld, October 11, 2011

(100%) TSR vs. S&P 500 since quote

Performance of Peer Group's CEOs: TSR%



128%
WORSE THAN THE PEER AVERAGE CEO
(69)
(42)
(36%)
(22%)
(4%)
(1%)
(1%)
3%
4%
11%
11%
12%
23%
27%
37%
46%
59%
62%
64%
83%
95%
110%
132%
137%
138%
140%
440%
Klaus Christian Kleinfeld
Vladislav Soloviev
Peter Riley Huntsman
Richard C Adkerson
Mark S Sutton
Gary J Goldberg
Cheng Rence
Michael H Mcgarry
Craig Arnold
Ao Hong
Mario Longhi
Bhavesh V Patel "Bob"
Edward D Breen "Ed"
John J Ferriola
Thomas P Joyce Jr
Thomas A Kennedy
T K Chand
N Thomas Linebarger "Tom"
Peter Christopher Wasow
Andrew N Liveris
Svein Richard Brandtzaeg
Inge G Thulin
Michael T Strianese
Phebe N Novakovic
David N Farr
Samuel R Allen "Sam"
Wesley G Bush "Wes"

Source: Bloomberg
Note: Total shareholder return calculated from beginning of each CEO's tenure to October 31, 2016, the day prior to the separation of Alcoa
Note: Peers are Alcoa's 2016 self-selected proxy peers and Alcoa's self-selected aluminum company peers as defined in Appendix

TSR % vs. Company Selected Peers

	1-Year	2-Year	3-Year	4-Year	5-Year	6-Year	7-Year	8-Year	Since CEO
Company's Proxy Peers									
3M Co.	1%	(55%)	(35%)	(90%)	(147%)	(150%)	(185%)	(224%)	(235%)
Cummins Inc.	(19%)	(35%)	(1%)	(29%)	(52%)	(86%)	(258%)	(483%)	(199%)
Danaher Corp.	(3%)	(72%)	(38%)	(88%)	(126%)	(167%)	(228%)	(266%)	(239%)
Deere & Co.	(8%)	(51%)	(11%)	1%	(39%)	(56%)	(146%)	(185%)	(97%)
Eaton Corp. plc	(10%)	(42%)	8%	(30%)	(71%)	(95%)	(178%)	(269%)	(156%)
Emerson Electric Co.	(3%)	(27%)	23%	0%	(25%)	(30%)	(83%)	(106%)	(93%)
General Dynamics Corp.	5%	(54%)	(78%)	(124%)	(179%)	(179%)	(203%)	(212%)	(174%)
L3 Technologies Inc.	(2%)	(59%)	(38%)	(86%)	(146%)	(148%)	(149%)	(117%)	(121%)
Northrop Grumman Corp.	(15%)	(114%)	(118%)	(249%)	(374%)	(386%)	(524%)	(580%)	(396%)
Raytheon Company	(10%)	(79%)	(69%)	(151%)	(271%)	(269%)	(288%)	(244%)	(239%)
du Pont (E.I.%) de Nemours	(2%)	(52%)	(22%)	(66%)	(81%)	(106%)	(202%)	(207%)	(169%)
The Dow Chemical Co.	1%	(59%)	(46%)	(91%)	(137%)	(135%)	(203%)	(174%)	(150%)
Freeport-McMoRan Inc.	14%	18%	74%	82%	63%	50%	45%	(2%)	5%
Huntsman Corp.	(25%)	(16%)	27%	(8%)	(80%)	(68%)	(178%)	(129%)	(68%)
International Paper Co.	(2%)	(37%)	(6%)	(27%)	(102%)	(143%)	(169%)	(251%)	(200%)
PPG Industries Inc.	18%	(36%)	0%	(48%)	(141%)	(192%)	(297%)	(361%)	(336%)
Newmont Mining Corp.	(82%)	(141%)	(40%)	40%	36%	11%	(12%)	(65%)	(66%)
Nucor Corp.	(11%)	(38%)	5%	(19%)	(58%)	(78%)	(72%)	(64%)	(57%)
United States Steel Corp.	(60%)	9%	29%	21%	15%	31%	24%	37%	17%
LyondellBassell Industries	19%	(35%)	(12%)	(61%)	(258%)	(365%)	(441%)		
Company's Selected Aluminum Peers									
Aluminum Corporation of China Limited	(6%)	(25%)	5%	30%	27%	40%	50%	(8%)	9%
United Company RUSAL plc	11%	(12%)	(21%)	45%	54%	48%			
Norsk Hydro ASA	(16%)	(45%)	(44%)	(43%)	(53%)	(40%)	(42%)	(76%)	(35%)
Alumina Limited	(47%)	(54%)	(73%)	(77%)	(31%)	(19%)	(39%)	(18%)	(14%)
National Aluminum Company Limited	(40%)	(46%)	(68%)	(23%)	(5%)	13%	8%	(78%)	(30%)
Shangdong Nanshan Aluminum Co., Ltd.	(9%)	(56%)	(51%)	(14%)	(12%)	4%	0%	(90%)	(20%)

Source: Bloomberg

Note: Total shareholder return numbers as of October 31, 2016, the day prior to the separation of Alcoa; Since CEO starts May 1, 2008

TSR % vs. Elliott's Peer Selection

	1-Year	2-Year	3-Year	4-Year	5-Year	6-Year	7-Year	8-Year	Since CEO
EPS Peers									
Precision Castparts Corp.	(21%)	(63%)	(13%)	(50%)	(76%)	(113%)	(185%)	(295%)	(176%)
Senior plc	29%	(10%)	41%	19%	(23%)	(73%)	(247%)	(284%)	(170%)
Barnes Group Inc.	1%	(53%)	(10%)	(69%)	(92%)	(167%)	(196%)	(226%)	(146%)
RBC Bearing Inc.	4%	(59%)	(4%)	(35%)	(94%)	(147%)	(260%)	(217%)	(150%)
Trimas Corp.	19%	(13%)	46%	27%	(25%)	(64%)	(418%)	(477%)	(311%)
Lisi S.A.	(15%)	(80%)	(18%)	(166%)	(160%)	(220%)	(405%)	(360%)	(201%)
Woodward Inc.	(22%)	(59%)	(45%)	(60%)	(92%)	(121%)	(182%)	(103%)	(149%)
GRP Peers									
Kaiser Aluminum Corp.	17%	(50%)	(8%)	(15%)	(79%)	(104%)	(126%)	(164%)	(98%)
AMAG Austria Metall AG	8%	(76%)	(59%)	(55%)	(154%)				
Constellium N.V.	(31%)	32%	79%						
UACJ Corp.	(40%)	(31%)	(12%)	(85%)	(73%)	(105%)	(211%)	(118%)	(153%)
TCS Peers									
Superior Industries International, Inc.	(20%)	(76%)	(37%)	(48%)	(76%)	(90%)	(153%)	(137%)	(129%)
Accuride Corporation	22%	8%	39%	23%	58%	59%			
Titan International Inc.	(35%)	(39%)	36%	66%	51%	8%	(40%)	4%	(6%)
Meritor Inc.	14%	(31%)	(43%)	(105%)	(21%)	17%	(48%)	(87%)	(38%)
NCI Building Systems Inc.	(29%)	(14%)	7%	(12%)	(64%)	(64%)	(64%)	78%	20%
Quanex Building Products Corporation	21%	(24%)	11%	31%`	(26%)	(19%)	(33%)	(98%)	(71%)
CRH plc	(44%)	(142%)	(84%)	(139%)	(200%)	(220%)	(143%)	(194%)	(177%)
SFS Group AG	(11%)	(57%)							
Upstream Peers									
Rio Tinto plc	(18%)	(48%)	4%	7%	(10%)	(9%)	(52%)	(64%)	(47%)
Norsk Hydro ASA	(16%)	(45%)	(44%)	(43%)	(53%)	(40%)	(42%)	(76%)	(35%)
Hindalco Industries Limited	(71%)	(35%)	(27%)	(20%)	(19%)	3%	(49%)	(176%)	(63%)
Aluminum Corporation of China Limited	(6%)	(25%)	5%	30%	27%	40%	50%	(8%)	9%
National Aluminum Company Limited	(40%)	(46%)	(68%)	(23%)	(5%)	13%	8%	(78%)	(30%)
United Company RUSAL plc	11%	(12%)	(21%)	45%	54%	48%			
BHP Billiton Limited	5%	(23%)	29%	23%	10%	(0%)	(9%)	(35%)	(54%)
South32 Limited	(68%)								

Source: Bloomberg

Note: Total shareholder return numbers as of October 31, 2016, the day prior to the separation of Alcoa; Since CEO starts May 1, 2008

Abysmal Shareholder Returns

TSR vs. Peers
Poor Performance vs. Any Peer Set

TSR: Key Points
CEO Tenure; Earnings Calls; Everyday

The Ultimate Insult: Claiming Good TSR
Arconic's Harmful Acrobatics

The Market Is Voting for Change
35% TSR Since Elliott Announcement

"The Right Point in Time"

Dr. Kleinfeld claims that the right way to evaluate his TSR record is to look at how shares have performed since the financial crisis



"If you look at that point in time when after the crisis – look at the TSR, the TSR has gone up almost 90%. That's the right point in time. And they [Elliott] know it, by the way."

Dr. Klaus Kleinfeld, February 1, 2017

(293%) TSR vs. Proxy Peers since Alcoa low

(201%) TSR vs. S&P 500 companies in the index on the day of Alcoa low

(167%) TSR vs. S&P 500 Index since Alcoa low

(148%) TSR vs. Elliott Selected Peers since Alcoa low

Source: Bloomberg
Note: Total shareholder return numbers calculated March 6, 2009 through October 31, 2016, the day prior to the separation of Alcoa
Note: Proxy Peers defined in Appendix

99% Chance of Losing

Between May 1, 2008 and November 23, 2015, the date Elliott filed its 13-D and brought the prospect of regime change to the fore, Alcoa had 1,905 trading days. On 99% of those days, shareholders would have been better off buying the S&P 500 index as opposed to Alcoa stock. Between May 1, 2008 and October 31,2016, the day of the split, Alcoa had 2,141 trading days. On 95% of those days, shareholders would have been better off buying the S&P 500 Index

2033 Trading Days Where Investors Would Have Been Better-Off Buying the S&P 500 Index Than Alcoa stock



108 Trading Days Where Investors Would Have Been Better-Off Buying Alcoa Stock Than the S&P 500 Index



28 Trading Days Where Investors Would Have Been Better-Off Buying Alcoa Stock Than the S&P 500 Index Prior to Elliott's 13D



Source: Bloomberg

Note: Assumes shares are held from purchase date through October 31, 2016

Consistent Underperformance

Annual performance demonstrates that Dr. Kleinfeld's poor TSR was not isolated to the financial crisis



vs Proxy Peers
vs. Industrials Proxy Peers
vs. Materials Proxy Peers
vs. Aluminum Peers
vs. S&P 500
vs. Elliott Peers
(15%) (32%) (3%) (14%) (32%) (28%)
(22%) 21% (62%) (3%) 17% 6%
(29%) (19%) 2% (41%) (26%) (32%)
(19%) (45%) 7% (38%) (40%) (39%)
(16%) (14%) 0% (13%) (18%) (17%)
14% (8%) 45% (11%) (18%) (17%)
38% 36% (11%) 52% 34% 45%
(24%) (38%) (8%) (23%) (32%) (28%)
(21%) (8%) (22%) (26%) (16%) (19%)
2008
2009
2010
2011
2012
2013
2014
2015
2016
Financial Crisis
Economic Recovery

Source: Bloomberg

Note: 2016 TSR calculated January 1, 2016 through October 31, 2016; 2008 TSR calculated May 1, 2008 through December 31, 2008

Note: Aluminum Peers and Proxy Peers defined in Appendix; Elliott Peers are weighted by revenue contribution from 2008-2016

ELLIOTT®

Investor Response to Earnings

22 of Dr. Kleinfeld's 34 quarterly earnings releases as CEO of Alcoa have seemingly disappointed investors

Post Earnings 1-Day TSR %



(2.4%)
(12.0%)
(5.1%)
3.5%
(2.4%)
1.1%
(11.1%)
(1.6%)
1.2%
5.7%
(1.0%)
(6.0%)
(1.3%)
(2.4%)
0.2%
6.2%
(4.1%)
(4.6%)
(0.2%)
0.0%
(0.1%)
2.0%
(5.4%)
3.8%
5.7%
(4.2%)
(2.3%)
(3.4%)
0.9%
(6.8%)
(9.0%)
(2.7%)
5.4%
(11.4%)
J-08
S-08
N-08
J-09
M-09
M-09
J-09
S-09
N-09
J-10
M-10
M-10
J-10
S-10
N-10
J-11
M-11
M-11
J-11
S-11
N-11
J-12
M-12
M-12
J-12
S-12
N-12
J-13
M-13
M-13
J-13
S-13
N-13
J-14
M-14
M-14
J-14
S-14
N-14
J-15
M-15
M-15
J-15
S-15
N-15
J-16
M-16
M-16
J-16
S-16

Source: Bloomberg

Note: Total shareholder return is one-day post earnings announcement

Alcoa vs. S&P 500 Index During CEO Tenure

465 of the current S&P 500 companies have been public since May 1, 2008. Out of those 465 companies, Alcoa ranked 456th

"Elliott has a good case.... Investor returns under Chief Executive [Dr.] Klaus Kleinfeld, who took over at Alcoa in 2008 and now runs Arconic, have been poor."

Robert Cyran, Reuters Breakingviews, February 1, 2017

S&P 500 Returns from May 1, 2008 Through October 31, 2016



500
400
300
200
100
0
(100)
ALL OF THE COMPANIES WITH A PERFORMANCE AS BAD AS ALCOA'S HAVE REPLACED THEIR CEO DURING THIS PERIOD
AIG
LUK
NFX
ETFC
ETR
L
EXPD
NTAP
PCAR
BEN
PX
PDCO
BRK/B
AXP
PNC
APD
ALB
MU
PEP
VTR
A
HON
PKI
DHI
CB
DISCA
AVB
GPC
GWW
DTE
MCO
FIS
SNA
INTU
MCK
AAP
SIG
EXR
TSCO
Alcoa

Source: Bloomberg

Note: 465 of the current S&P 500 companies have been public since May 1, 2008. Out of those 465 companies, Alcoa's TSR ranks 456th. Each of the companies that had a worse or slightly better performance than Alcoa has changed CEOs during this period; no other CEO demonstrating comparably poor performance, as measured by TSR, has survived. Conclusion excludes Freeport-McMoRan due to Office of the Chairman structure.

S&P 500 CEO Performance

Alcoa's TSR under Dr. Klaus Kleinfeld was more than twice as bad as the second worst performer[1]

"We've come a long way in the last years."

Dr. Klaus Kleinfeld, April 8, 2015

(34%) TSR vs. S&P 500 since quote



TSR % of S&P 500 CEOs (As of October 31, 2016)
WORST PERFORMANCE OF ANY S&P 500 CEO ON THE JOB FOR MORE THAN 5 YEARS
(69%)
TSR % as CEO
500
400
300
200
100
0
(100)
0
2
4
6
8
10
12
14
16
18
20
Years as CEO

Source: Bloomberg

1. Note: Includes only CEOs at S&P 500 companies with at least a five year tenure

Abysmal Shareholder Returns

TSR vs. Peers
Poor Performance vs. Any Peer Set

TSR: Key Points
CEO Tenure; Earnings Calls; Everyday

The Ultimate Insult: Claiming Good TSR
Arconic's Harmful Acrobatics

The Market Is Voting for Change
35% TSR Since Elliott Announcement

ELLIOTT®

The Ultimate Insult: Claiming TSR Has Been Good

Arconic's most recent investor presentation utilizes every "trick in the book" (and then some), in a desperate attempt to spin Dr. Kleinfeld's abysmal track record of shareholder return

In order to distort the reality of Dr. Kleinfeld's epically poor total shareholder return, Arconic goes to extraordinary lengths, layering assumption upon assumption to orchestrate a single snapshot of shareholder return that attempts to place Dr. Kleinfeld's poor track record in a more favorable light

However, shareholders of Alcoa Inc. and Arconic know all-too-well that no amount of post-mortem spin can rectify the billions of dollars in shareholder value that Dr. Kleinfeld destroyed over his nine-year tenure at the helm

Among the assumptions buried in the over 750 words of footnotes and multiple slides utilized to explain a regularly straight-forward calculation, Arconic's purported TSR calculations:

- ✘ *Inexplicably exclude the decline in Arconic stock witnessed during the first day of trading following the separation of Alcoa Inc. (the "Separation"), as shareholders dumped shares of the Kleinfeld-led Arconic while shares of the "fundamentally different" Alcoa Corp. rallied*
- ✘ *Disavow the Company's own, self-selected proxy peers, including those utilized in recent communications to the market, in favor of an entirely new set of peers, less than two weeks after reaffirming its proxy peer set*
- ✘ *Credit Dr. Kleinfeld for the rise in price of Alcoa Corp. shares following the split, despite the fact that Dr. Kleinfeld resisted the Separation for nearly a decade and despite the fact that Alcoa Corp.'s central message to the market has been that it will eschew the value-destructive culture that prevailed at its former parent under Dr. Kleinfeld's leadership*
- ✘ *Credit Dr. Kleinfeld for the rise in shares following the shareholder call for managerial change through the March 1st record date, an especially offensive and disingenuous tactic that the Company avoided in previous communications such as its February 6th letter, but has now resorted to in an act of seeming desperation*
- ✘ *Assume an arbitrary start date that essentially matches a multi-decade low in the trading price of Alcoa Inc., a fundamentally flawed approach that ignores the fact that Alcoa's peers hit their lows on different dates than did Alcoa Inc.*

The Ultimate Insult:
Claiming TSR Has Been Good (cont.)

How can performance be expected to improve if the Company refuses to acknowledge that it has been *so* bad?

The current Board takes credit for: 1) the market's overwhelmingly positive reception to new Alcoa Corp's management, and 2) the massive share price appreciation in the wake of Elliott's call to remove Dr. Kleinfeld



Management and Board Have Created Substantial Shareholder Value
Total Shareholder Return
Key Facts
Alcoa Inc.
28%
55%
S&P 500 Metals & Mining Index
S&P Metals & Mining Index
Arconic
57%
18%
19%
S&P 500 Industrials Index
S&P 500 A&D Index
• Management has delivered meaningful shareholder returns since the financial crisis
• Alcoa Inc.'s TSR has outperformed the relevant industry benchmarks since 2009
• Alcoa Inc.'s TSR has outperformed the relevant industry benchmarks in recent periods
• Arconic stand-alone shareholder returns have significantly outperformed its benchmark indices since separation
ARCONIC

Omits a 12% drop on the first day of trading, and includes the massive share price appreciation in the wake of Elliott's public call for leadership change

Underperformed proxy peers by 293% since the Company's low point

January 1, 2010 – Split:

- ☒ Lost an additional 36% of value
- ☒ Underperformed Proxy Peers by 176%
- ☒ Underperformed Industrial Peers by 191%
- ☒ Underperformed Materials Peers by 132%
- ☒ Underperformed the S&P 500 Index by 156%
- ☒ Underperformed Aluminum Peers by 1%
- ☒ Underperformed S&P 500 Basic Materials by 106%
- ☒ Underperformed 2017 Proxy Peers by 195%
- ☒ Underperformed the DJIA by 143%
- ☒ Underperformed Elliott's EPS Peers by 206%
- ☒ Underperformed Elliott's GRP Peers by 163%
- ☒ Underperformed Elliott's TCS Peers by 79%
- ☒ Underperformed Elliott's Upstream Peers by 16%

Source: Arconic Investor Presentation, March 27, 2017

The Ultimate Insult:
Claiming TSR Has Been Good (cont.)

Management's inexplicable decision to use a single arbitrary date as the basis for its TSR calculations is but one of many methodological infirmities that evidence an extreme form of data mining

The manner in which Dr. Kleinfeld chose to bolster Alcoa's balance sheet, selling equity at the bottom, amounted to a bailout of existing shareholders – one ironically done at a significant opportunity cost to those investors with the misfortune of having participated. Had those participating investors invested in the Company's self-selected proxy peers instead of placing their capital under the stewardship of Dr. Kleinfeld, they would have generated a return approximately 4x that realized on their investment in Alcoa.



The Facts: Current Leadership Has Delivered Positive Returns to Shareholders
Alcoa Inc. absolute Total Shareholder Return (TSR)
Elliott's Shareholder Return Measurement Dates are Misleading
Elliott's shareholder return claim...
"Proof of management's poor performance can be found in the steep decline in the value of our Company's shares. Since Dr. Kleinfeld became the CEO of Alcoa [Inc.] in May 2008 and through the Alcoa/Arconic split, the total return to shareholders was negative 69%." – Elliott Shareholder Letter (Mar 9, 2017)
...ignores important facts
Elliott's relative TSR analysis includes the impact of the financial crisis and by stopping on Oct 31, 2016, gives no credit for the value management unlocked via the separation
– Financial crisis drove all of Elliott's quoted -69% TSR
– Elliott gives no credit for value unlocked by separation
Elliott Ignores the Events of the Financial Crisis
Alcoa Inc. Share Price ($/share)
(Jan 1, 2008 → Mar 18, 2009)
May 8, 2008
Klaus Kleinfeld became CEO at the height of the commodity super-cycle
Mar 19, 2009
Necessary Alcoa Inc. recapitalization
86% TSR decline in 11 months driven by financial crisis
Management has Delivered Meaningful Shareholder Return Since the Financial Crisis
What happened to a dollar invested into Alcoa Inc. stock following the financial crisis?
Appropriate Credit for Successful Separation
182% TSR
$2.82
90% TSR
$1.90
$1.00
Illustrative Investment (March 2009)
Value at Separation (Oct 31, 2016)
Current Package Value (Mar 1, 2017)
Meaningful total shareholder return delivered by management's transformative vision and focused execution since 2009
ARCONIC
56

Among the distortions employed by the Company to hide management's history of value destruction, Arconic's purported TSR calculations assume an arbitrary start date that essentially matches a multi-decade low in the trading price of Alcoa Inc., <u>a fundamentally flawed approach that ignores the fact that Alcoa's peers hit their lows on different dates than did Alcoa Inc.</u>

The fact of the matter remains that unlike Alcoa Inc., the share price of other companies actually rebounded since the financial crisis. Since 2011, the Company's TSR was (34%)

From the Separation until Elliott's call for change, Arconic stock UNDERPERFORMED the S&P 500 Index, Proxy Peers and Alcoa Corp. by 6.2%, 10.8% and 67.5% respectively[1]

Source: Arconic Investor Presentation, March 27, 2017

1. Note: Returns for Arconic Inc. and Alcoa Corp. calculated from October 31, 2016 through each respective company's January 31, 2017 post-close low, prior to Elliott's nomination of directors.

"Meaningful total shareholder return delivered by management's transformative vision and focused execution since 2009"

We are not sure if "since 2009" means since January 1, 2009 or January 1, 2010, so we looked at both


Since 2009
vs. Aluminum Peers
vs Elliott Peers
vs. S&P 500
vs Proxy Peers
vs. 2017 Proxy Peers
(48%)
(148%)
(184%)
(242%)
(281%)


Since 2010
vs. Aluminum Peers
vs Elliott Peers
vs. S&P 500
vs Proxy Peers
vs. 2017 Proxy Peers
(1%)
(100%)
(156%)
(176%)
(195%)

Source: Bloomberg

- The poor returns under Dr. Kleinfeld are not just bullet points in a proxy contest
- *The poor returns have done legitimate harm to the tens of thousands of small individual investors who entrusted Dr. Kleinfeld with a piece of their savings. This is no small-scale matter, as Alcoa is one of the most widely held companies in the U.S. with more than 400,000 shareholders*
- And yet, out of desperation in the face of a proxy contest which imperils both his position and prestige, Dr. Kleinfeld – using shareholder money – has hired an army of advisors to concoct statistics that are either misleading or incorrect (and typically both) in a disingenuous attempt to represent that he has in fact created value for shareholders

ARCONIC

Current leadership has delivered positive returns to shareholders.

182% Total Shareholder Return
$1 invested in 2009 = $2.82 in 2017



Appropriate Credit for Successful Separation
182% TSR
$2.82
90% TSR
$1.90
$1.00
Illustrative Investment (Mar 2009)
Value at Separation (Oct 31, 2016)
Current Package Value (Mar 1, 2017)

TSR outperformed S&P Metals and Mining **by more than 3x**
(March 18, 2009 to March 1, 2017)



182%
A well-established third-party sector index in which Alcoa Inc. was included serves as a benchmark for evaluating relative performance
28%
55%
Alcoa Inc. Package Value
S&P 500 Metals & Mining Index
S&P Metals & Mining Index

The financial crisis drove all of Elliott's quoted -69% TSR... Elliott gives no credit for value unlocked by separation.

Source: Company filings

The Ultimate Insult: TSR Acrobatics

Arconic routinely uses its low point in 2009 (or more recently it has pivoted and began to point to the "recapitalization", which is essentially the same thing) as its starting place to evaluate shareholder returns against its selected aluminum company peer group

"Well, they [Elliott] ignore that we had a world economic crisis that hit the commodity markets particularly heavy. Commodity prices sank to one third, from mid-2008 to early-2009. We came to almost not having the Company anymore, and we got in gear and saved it. It came down – the stock price came down to five dollars. Five dollars in the early 2009. To choose a point in time, you know, when the metal prices were at the absolute high, when the world was believing in the global commodity boom, you know, <u>that's a very convenient and totally unfair point</u>."

Dr. Klaus Kleinfeld, February 1, 2017

- A major flaw in the Company's argument about its performance vs. its Aluminum Peers since Alcoa's "low" is that its peers hit their lows on different dates
- If you look at the TSR since each peer company low (e.g., "apples to apples" with Arconic's own proposed methodology), Alcoa does not demonstrate outperformance and the two peers that did hit their low around the same time as Alcoa (Norsk Hydro, Alumina Limited) – meaningfully outperform Alcoa. As Alcoa underperformed the Company's chosen peers from their lows, (by a median of 77%), by a wider margin than it outperformed those peers from its own low (67% median), the Company's proposed methodology is, in fact, yet another way of illustrating the profound underperformance of Alcoa under Dr. Kleinfeld

Aluminum Peer	Date of Company Low	TSR % Since Company Low	AA Performance vs. Peer Low Point
Aluminum Corp. of China Ltd.	10/27/2008	33.0%	(13.9%)
Norsk Hydro ASA	**3/6/2009**	**132.3%**	(33.5%)
Alumina Ltd.	**3/10/2009**	**182.6%**	(113.0%)
National Aluminum Co. Ltd.	10/27/2008	96.2%	(77.2%)
Shangdong Nanshan Aluminum Co., Ltd.	10/29/2008	84.0%	(87.5%)
Alcoa Inc.	3/6/2009	98.9%	

Source: Bloomberg

Note: Total shareholder return numbers as of October 31, 2016, the day prior to the separation of Alcoa

Dr. Kleinfeld cannot conceal his underperformance

The Ultimate Insult:
TSR Acrobatics (cont.)

While management constantly endeavors to invent new benchmarks against which to measure historical TSR performance, the conclusion remains the same: Returns under Dr. Kleinfeld are epically poor

- In its March 27, 2017 presentation, management has again rolled out its fundamentally flawed approach of measuring TSR, basing the calculation on the effective low trading price reached during the financial crisis
- While the Company utilizes a new peer set in its most recent attempt to re-write history, the conclusion remains the same: If one looks at the TSR since each company's low, Alcoa does not demonstrate outperformance. Furthermore, Alcoa's TSR has lagged nearly every single one of these self-selected peers from the date of each peer's low (i.e., using the same methodology proposed by the Company)

	Date of Respective Company Low	Company TSR Since Low to 10/31/2016	Alcoa Performance Since Respective Company Low	Alcoa Over/(Under) Performance to 10/31/2016	Company TSR Since Low to 1/31/2017	Alcoa/Arconic Performance Since Low to 1/31/2017	Alcoa/Arconic Over/(Under) Performance to 1/31/2017
S&P Metals & Mining Peers							
Royal Gold Inc.	10/24/2008	203.3%	14.3%	(188.9%)	219.2%	16.7%	(202.4%)
Coeur Mining Inc	11/20/2008	210.6%	54.9%	(155.7%)	223.6%	58.1%	(165.5%)
Consol Energy	11/20/2008	(3.1%)	54.9%	58.0%	(3.2%)	58.1%	61.3%
Hecla Mining Co.	11/13/2008	367.4%	(5.3%)	(372.7%)	402.7%	(3.3%)	(406.0%)
Freeport-McMoRan	12/5/2008	66.2%	30.2%	(36.0%)	147.5%	32.9%	(114.6%)
Allegheny Tech.	11/20/2008	5.7%	54.9%	49.1%	68.4%	58.1%	(10.3%)
Newmont Mining	11/20/2008	81.5%	54.9%	(26.7%)	78.1%	58.1%	(20.0%)
Century Aluminum	3/9/2009	589.6%	92.6%	(497.0%)	1,352.8%	96.7%	(1,256.2%)
Steel Dynamics	11/20/2008	548.2%	54.9%	(493.3%)	701.2%	58.1%	(643.0%)
Stillwater Mining	11/19/2008	656.8%	30.0%	(626.8%)	865.9%	32.7%	(833.2%)
Commercial Metal	11/20/2008	217.6%	54.9%	(162.8%)	318.5%	58.1%	(260.4%)
Nucor Corp.	11/20/2008	149.6%	54.9%	(94.8%)	198.7%	58.1%	(140.6%)
Reliance Steel	11/20/2008	523.2%	54.9%	(468.3%)	625.6%	58.1%	(567.5%)
AK Steel Holdings	11/20/2008	5.7%	54.9%	49.2%	64.2%	58.1%	(6.1%)
US Steel Corp.	3/17/2009	15.3%	85.7%	70.4%	95.6%	89.6%	(5.9%)
Cliffs Natural	3/18/2009	(51.1%)	89.4%	140.6%	(22.3%)	93.4%	115.8%
Worthington Indus.	3/12/2009	623.9%	73.6%	(550.3%)	638.8%	77.3%	(561.5%)
Compass Minerals	1/22/2008	140.7%	(62.0%)	(202.8%)	182.6%	(61.2%)	(243.8%)
McEwen Mining	10/24/2008	589.0%	14.3%	(574.7%)	733.2%	16.7%	(716.4%)
Carpenter Tech	11/20/2008	208.7%	54.9%	(153.9%)	290.9%	58.1%	(232.8%)
Kaiser Aluminum	11/21/2008	441.3%	25.7%	(415.6%)	489.6%	28.3%	(461.2%)
Schnitzer Steel	11/20/2008	70.4%	54.9%	(15.5%)	68.2%	58.1%	(10.1%)
Materion Corp.	11/21/2008	314.9%	25.7%	(289.2%)	439.7%	28.3%	(411.4%)
Haynes Int.	3/6/2009	226.3%	98.9%	(127.4%)	319.0%	103.1%	(216.0%)
Median				**(159.2%)**	**257.3%**		**(224.4%)**
Average				**(211.9%)**	**354.1%**		**(304.5%)**
S&P 500 Metals & Mining Peers							
Freeport-McMoRan	12/5/2008	66.2%	30.2%	(36.0%)	147.5%	32.9%	(114.6%)
Newmont Mining	11/20/2008	81.5%	54.9%	(26.7%)	78.1%	58.1%	(20.0%)
Nucor Corp.	11/20/2008	149.6%	54.9%	(94.8%)	198.7%	58.1%	(140.6%)
Median				**(36.0%)**	**147.5%**		**(114.6%)**
Average				**(52.5%)**	**141.4%**		**(91.7%)**
Aluminum Proxy Peers							
Aluminum Corp.	10/27/2008	33.0%	19.0%	(13.9%)	85.6%	21.5%	(64.1%)
Norsk Hydro ASA	3/6/2009	132.3%	98.9%	(33.5%)	195.5%	103.1%	(92.4%)
Alumina Ltd.	3/10/2009	182.6%	69.6%	(113.0%)	247.0%	73.2%	(173.8%)
National Aluminum	10/27/2008	96.2%	19.0%	(72.2%)	169.5%	21.5%	(147.9%)
Shandong Nansh.	10/29/2008	84.0%	(3.5%)	(87.5%)	104.6%	(1.5%)	(106.1%)
Median				**(77.2%)**	**169.5%**		**(106.1%)**
Average				**(65.0%)**	**160.4%**		**(116.9%)**

Source: Bloomberg
Note: S&P Metals and Mining peers exclude three constituents for which trading history is not available over the entirety of Dr. Kleinfeld's tenure; calculations through January 31, 2017 take into account Arconic's post separation TSR and links this performance with the performance of Alcoa Inc. from each respective start date through October 31, 2016

Abysmal Shareholder Returns

TSR vs. Peers
Poor Performance vs. Any Peer Set

TSR: Key Points
CEO Tenure; Earnings Calls; Everyday

The Ultimate Insult: Claiming Good TSR
Arconic's Harmful Acrobatics

The Market Is Voting for Change
35% TSR Since Elliott Announcement

When Arconic posted its earnings on the afternoon of January 31st, the Company's stock fell 4% in after hours trading. Since Elliott announced its intention to pursue the removal of Dr. Kleinfeld as CEO, the Company's stock has risen substantially

TSR % Before Elliott Launched Proxy Fight[1]

Arconic	1.5%
Arconic Excluding Alcoa Stake	(4.5%)
2017 Proxy Peer	12.3%
S&P 500 Index	7.8%
New Alcoa	69.0%

TSR % After Elliott Launched Proxy Fight[2]

Arconic	34.9%
Arconic Excluding Alcoa Stake	39.6%
2017 Proxy Peer	5.2%
S&P 500 Index	5.4%
New Alcoa	4.9%

TSR % After Elliott Launched Proxy Fight Through April 7th[3]

Arconic	20.6%
Arconic Excluding Alcoa Stake	24.9%
2017 Proxy Peer	4.6%
S&P 500 Index	3.8%
New Alcoa	(6.9%)

Source: Bloomberg

1. Note: Total shareholder return calculated October 31, 2016 to January 31, 2017 (post-close low); Arconic and Arconic Excl. Alcoa Stake return calculations based upon share price change over relevant period
2. Note: Total shareholder return calculated January 31, 2017 (post close low) to March 1, 2017 (record date)
3. Note: Total shareholder return calculated from January 31, 2017 (post close low) through April 7, 2017

ELLIOTT ®

The Market Is Already Voting for Change

More than $3 billion in value was added to Arconic since Elliott called for the removal of Dr. Klaus Kleinfeld

"We see as much as 20% downside if [Dr.] Kleinfeld continues as CEO."

Gordon Haskett, February 13, 2017

ARNC Stock Price



$33
$31
$29
$27
$25
$23
$21
$19
$17
$15
10/31
11/7
11/14
11/21
11/28
12/5
12/12
12/19
12/26
1/2
1/9
1/16
1/23
1/30
2/6
2/13
2/20
2/27
1.5%
Price change prior to Elliott's announcement
35%
Price change after-Elliott's announcement and to Company Record Date (3/1)

Source: Bloomberg

Note: Reflects trading activity between October 31, 2016 – March 1, 2017; price changes reflect post-close low on January 31, 2017

Stock Price Reaction to a Proxy Contest

Arconic's shares rose 30%, the largest immediate appreciation in stock for any company subject to a proxy contest in at least a decade

"On behalf of all long-term owners of the Company, we encourage you not to expend resources on a proxy campaign designed to do little more than entrench Arconic's board and managers. Such a campaign, at best, will result in a needless waste of corporate resources. At worst, it will cause the Company to continue to underperform with its current managers."

First Pacific Advisors, February 6, 2017

Stock price reaction after 10 trading days post-announcement of a proxy contest since 2007



30%
Average = 1.3%
Walter Energy, Inc.
Ally Financial Inc.
Air Methods Corporation
Rowan Companies, Inc.
CommonWealth REIT
VIVUS, Inc.
BRE Properties, Inc.
SandRidge Energy, Inc.
Telephone and Data Systems, Inc.
Electronic Arts Inc.
Team Health Holdings, Inc.
Bob Evans Farms, Inc.
MGM Resorts International
Alere, Inc.
Jos. A. Bank Clothiers, Inc.
H&R Block, Inc.
Converse Technology, Inc.
Strategic Hotels & Resorts, Inc
United Continental Holdings, Inc
Lear Corporation
Gannett Co., Inc.
PIMCO Dynamic Credit Income Fund
Allison Transmission Holdings, Inc.
The Babcock & Wilcox Company
BMC Software, Inc.
Dillard's, Inc.
Shutterfly, Inc.
Cohen & Steers REIT and Utility Income Fund, Inc.
Tellabs, Inc.
Sotheby's
Cracker Barrel Old Country Store, Inc.
Northstar Asset Management Group, Inc.
Simpson Manufacturing Co., Inc.
Southern Union Company
MetroPCS Communications, Inc.
CommonWealth REIT
Wendy's International, Inc.
Genzyme Corporation
Forest City Realty Trust Inc
Allergan, Inc.
Stillwater Mining Company
Select Income REIT
Aaron's, Inc.
CSX Corporation
Gaylord Entertainment Company
Biogen Idec Inc.
AOL Inc.
Biogen Idec Inc.
American Capital, Ltd.
Cracker Barrel Old Country Store, Inc.
Air Methods Corporation
Hess Corporation
Tempur Sealy International, Inc.
Hexcel Corporation
CVR Energy, Inc.
Temple-Inland Inc.
Select Comfort Corporation
AboveNet, Inc.
Progress Software Corporation
National Fuel Gas Company
Biogen Idec Inc.
Buffalo Wild Wings, Inc.
The New York Times Company
Acxiom Corporation
The Williams Companies, Inc.
Arconic Inc.

Source: FactSet; Bloomberg

Note: SharkRepellent.net for list of U.S. proxy fights by investors at companies with a market value larger than $1 billion since 2007; excluded are proxy fights associated with hostile bids; Bloomberg was used for TSR data; TSR is 10 trading days post the dissident's announcement, typically via a 13D, but also inclusive of press releases, and other filings; we note that CSX rose a similar amount (29%) over 10 trading days after press reports of a proxy campaign by Mantle Ridge LP

Elliott's Launch Created the Largest 1-Day Increase in Almost a Decade

"We also acknowledge activism could create an opportunity to highlight value that is even higher at $40 (and in the range of the activist target) to account for significant margin expansion from current levels, premised on a market P/E of 17x and earnings of $2.37."

Morgan Stanley Research, February 1, 2017

Largest Positive One-Day Move in Company Shares Since the Financial Crisis



Other top days generally occurred in a highly volatile 2009
10.1%
10.3%
10.4%
10.5%
10.8%
12.9%
13.6%
14.2%
14.9%
15.4%
9/15/2009
10/27/2011
2/4/2016
8/9/2011
4/13/2009
3/31/2009
2/22/2016
5/4/2009
4/9/2009
2/1/2017

Source: Bloomberg

Note: Analysis takes into account trading since March 31, 2009; share price changes measured from previous day post-closing low

ELLIOTT®

The Market Has Spoken: Arconic Is Worth More Without Dr. Kleinfeld

Shares of Arconic languished following the November 1st split, while shares of Alcoa Corp. rallied under its new shareholder friendly and well-respected management team. In fact, **it was not until after Elliott and other shareholders called for managerial change that shares of Arconic rallied roughly 35%**

Arconic and Alcoa Corp. Returns Post-Separation



80%
70%
60%
50%
40%
30%
20%
10%
0%
-10%
-20%
31-Oct-16
07-Nov-16
14-Nov-16
21-Nov-16
28-Nov-16
05-Dec-16
12-Dec-16
19-Dec-16
26-Dec-16
02-Jan-17
09-Jan-17
16-Jan-17
23-Jan-17
30-Jan-17
06-Feb-17
13-Feb-17
20-Feb-17
27-Feb-17
Nov 16th Alcoa Corp. management speaks at Goldman Sachs Conference – "Very, very focused on cutting costs, and you'll hear me talk about that, that's one of the things that's different about Alcoa Corp. As we go forward, we'll be very, very focused on not only cutting cost at the plant level, but also in the overhead structure… We did not take any of the corporate jets with us. We skinny down the corporate office to only 15 people here in New York. So we're now on one floor in the New York office. We've eliminated our Geneva office. We've gone --and I use these just as examples. We've gone location by location and cut overhead costs, but there's still more work to be done." – William F. Oplinger, CFO Alcoa Corp.
Jan 24th Alcoa Corp. Reports 4Q16 Results – Along with solid results, Alcoa Corp.'s new management team also announces impressive 2017 guidance, causing multiple analysts to upgrade the company's shares
Feb 16th Lion Point Capital Joins Call for Change – "Lion Point believes that Elliott's plan for value creation can reverse the past and set new Arconic on a better path to creating shareholder value."
Feb 6th First Pacific Advisors Joins Call for Change – "We intend to support Elliott's proposed proxy slate because it best serves the long-term interests of the Company and its owners."
March 1st Record Date – Since Elliott's call for change through March 1st, shares increased 35%
Feb 1st Shares Rally Over 15% In a Single Day – On the back of Elliott's call for managerial change, shares post the largest one-day gain since the financial crisis, demonstrating clearly that Arconic is worth more without Dr. Kleinfeld at the helm
Feb 2nd Orbis Investment Management Publicly Joins Call for Change – "We do not believe that Arconic can achieve its long-term intrinsic value under the leadership of [Dr.] Klaus Kleinfeld."
Dec 14th Investor Day – Management unveils "new" three-year targets that are the same as the three-year targets that management catastrophically missed in 2016, causing shares to sink
Nov 1st Separation Completed – Arconic shares plummet as investors flee the Kleinfeld-led company in favor of the "fundamentally different" Alcoa Corp.
Jan 30th Douglas Lane & Associates Speaks Out – "I do think it's a CEO problem… there has been no value created"
Jan 31st Elliott Announces Call for Managerial Change – Immediately after Arconic announces underwhelming 4Q16 results, causing shares to decline as much as four percent, Elliott announces its nomination of directors to Arconic's Board and its campaign to remove current CEO, Dr. Klaus Kleinfeld
Jan 1st to Jan 30th Demand Elevated by Elliott Share Purchases – Elliott accounted for approximately 11% of total volume during this period
Alcoa Corp.
Arconic

Source: Bloomberg; 35% return calculated from 1/31/17 post-close low

The Market Has Spoken Loudly

The Arconic stock price rally following the shareholder call for managerial change reflects the voice of numerous shareholders

- Immediately before the shareholder call for managerial change, demand for Arconic stock was elevated by Elliott share purchases. Elliott accounted for approximately 11% of total stock market trading volume from January 1, 2017 to January 30, 2017
- After the January 31st call for change, the 10-day total market trading volume of Arconic stock increased by over 125%. During this period, Elliott's trading volume decreased by ~40%, and accounted for less than 1.6% of total volume[1]
- The Arconic stock price increase caused by the shareholder call for managerial change occurred on the back of a material increase in trading volume, further highlighting that the market believes Arconic is worth more without Dr. Kleinfeld at the helm



Elliott as a % of Total Market Trading Volume
35%
30%
25%
20%
15%
10%
5%
0%
Total Market Trading Volume (mm)
18
16
14
12
10
8
6
4
2
0
1/3 1/5 1/9 1/11 1/13 1/18 1/20 1/24 1/26 1/30 2/1 2/3 2/7 2/9 2/13 2/15 2/17 2/22 2/24 2/28
Elliott as Percent of Traded Volume
Total Market Trading Volume



Arconic Share Price
$32
$30
$28
$26
$24
$22
$20
$18
Trading Market Trading Volume (mm)
18
16
14
12
10
8
6
4
2
0
1/3 1/5 1/9 1/11 1/13 1/18 1/20 1/24 1/26 1/30 2/1 2/3 2/7 2/9 2/13 2/15 2/17 2/22 2/24 2/28
Total Market Trading Volume
Arconic Share Price

Source: Bloomberg

1. Arconic stock trading volume increase calculated using the 10 trading days prior to and after the shareholder call for managerial change. Elliott participation calculated during 10 trading days following the January 31, 2017 call for change

…And Spoken Again, and Again, and Again…

The market has demonstrated investors' support for change on literally a daily basis with Arconic's shares trading higher whenever Elliott has issued a letter and declining each time the Board has reiterated its support for Dr. Kleinfeld

Arconic Daily Price Movements Since Record Date



2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
3/2/2017
3/10/2017
3/13/2017
3/16/2017
3/20/2017
3/23/2017
3/27/2017
Elliott files definitive proxy statement for the election of four highly-qualified directors – shares increase 1.3%
Elliott demands explanation from Arconic's Board for apparent vote-buying – shares increase 0.2%
Elliott issues letter highlighting that waiver of secret voting lock-up raises more questions than it answers – shares increase 1.3%[1]
Elliott lays out facts of apparent vote-buying deal to employees – shares increase 0.7%
Arconic files definitive proxy statement and issues letter to shareholders – shares decline 0.1%
Arconic issues letter and presentation endorsing Dr. Kleinfeld – shares decline 0.4%[2]
Arconic issues letter to shareholders naming David Hess to the Board to replace Sir Martin Sorrell following his resignation – shares decline 3.4%

Source: Bloomberg

1. Note: On March 20, 2017, prior to the release of Elliott's letter, management waived the Secret Voting Lock-Up, allowing shares to potentially be voted in favor of the shareholder nominees
2. Note: On March 27, 2017, Elliott issued a short letter regarding Arconic's stonewalling related to the vote-buying deal, however this release was seemingly eclipsed by the release of Arconic's investor presentation and letter



Poor Operating and Financial Results

ELLIOTT ®



"Now, I mean, talking to managers, you'd say disciplined execution? Really? I mean, is that a strategic priority? Isn't that what business is about? I mean, it's not just warm words and nice plans, you've got to execute, right? But we actually have put I think more of a discipline around it than what you typically find in an organization."

Dr. Klaus Kleinfeld, November 7, 2013

ELLIOTT ®

Poor Operating and Financial Results

Section Summary
$6.2 billion Spent, Only $154 million NOPAT; Missed Targets

Engineered Products & Solutions
Missed Targets, Poor ROIIC, Absence of Growth, Lags PCC

Firth Rixson
$1.9-$2.5 billion of Value Destruction

Global Rolled Products
Missed Targets, Management Spin, Poor ROIIC

Transportation and Construction Solutions
Lack of Growth Despite "Secular" and Cyclical Tailwinds

Arconic Is Not a New Company

Management seems to want investors to pretend that Arconic is a new company, created by Dr. Kleinfeld. That is simply not the case. Arconic is the old Alcoa Inc., which New Alcoa spun-off from. When Dr. Kleinfeld became CEO in 2008, the businesses that now make up Arconic made up 57% of revenue. Each of the Arconic businesses has long existed inside the Company

- EPS: Became a standalone division in 1999. The core of EPS, Alcoa Fastening Systems (AFS) and Howmet, was in place well-before current management arrived through previous acquisitions (Fairchild (2002), Cordant (2000))
- GRP: Davenport was built in 1946. Tennessee operations and key facilities date back to 1919
- TCS: Wheels (AWTP) is a 68 year-old business. Building and Construction Solutions (BCS) is a 110 year-old business with pieces acquired from Reynolds in 1999


FROM MONOPOLY TO COMPETITION
GEORGE DAVID SMITH

In June 1983, Alcoa's senior management Policy Committee convened at Rolling Rock to consider a new corporate "mission statement" as Alcoa began to plot a future in which it would develop, produce, and market "advanced materials." This meeting, which was one of a series of ongoing discussions on strategic and structural matters, can usefully serve as a proxy for the entire process. In the materials prepared for the occasion, **Alcoa was defined afresh**, though somewhat ungracefully, **as "a worldwide manufacturer/supplier of differentiated products and services which have a material orientation, high technological content, and a high value added...."** Alcoa's traditional strategy was no longer a viable path to growth. A monolithic conception of the business - "integrated aluminum, from the mines through fabricated products" - had become increasingly untenable. **Downstream, Alcoa was "not one business but many businesses," serving many markets. Upstream, aluminum and ingot had become commodities with dim prospects for acceptable rates of return**. Alcoa's "core business," the cluster of fabrications known as flat-rolled products - which included RCS, plate and heated sheet, sheet and foil, and aluminum closures - and its vital backward linkages into aluminum and alumina still accounted for most of the corporation's shipments and profits, but most of Alcoa's core products were sold in maturing, domestic markets. For long term growth and survival, diversification was imperative. **The diversity of Alcoa's markets, the commoditization of unalloyed aluminum ingot, and the maturing of major aluminum product markets all compelled a redefinition of the corporation as a more variegated, less aluminum-bound enterprise.**

Source: From Monopoly to Competition: The Transformation of Alcoa, 1888-1986, George David Smith, Cambridge University Press; First Edition (August 26, 1988)

Evaluating Arconic's Operating and Financial Results

In 2013, Arconic outlined a 3-year plan to improve and grow the businesses that would become Arconic

Management's 2013 plan is a reasonable baseline from which to assess Arconic's operating performance. Why?

1. By 2013, the global economy had recovered

2. Alcoa had settled with the Department of Justice[1]
   - Current management – *which served on the audit committee when significant misconduct occurred* – could focus its attention entirely on operations

3. Management laid out its 3-year goals for each of the businesses that now comprise Arconic
   - EPS was to grow organic revenues by ~$700 million to $4.8 billion
     - *With acquisitions, EPS was to hit $7.2 billion in sales and $1.656 billion in EBITDA*
   - GRP was to grow organic revenues from $7.1 billion to $8.1 billion while achieving EBITDA/MT of $344
   - TCS was to grow organic revenues from $1.68 billion to $2.15 billion and earn $323 million of EBITDA

Source: Company filings

1. Note: Department of Justice settlement was announced on January 9, 2014 ending the Foreign Corrupt Practices Act (FCPA) investigation (2008 through 2013)

Management set its baseline as 2013. How have they done since?

The Importance of ROIIC:
Why Return on Incremental Invested Capital Matters

"**Capital allocation is the <u>most fundamental responsibility of a senior management team</u> of a public corporation.** Successful capital allocation means converting inputs, including money, things, ideas and people, into something more valuable than they would be otherwise… Why should value determine whether a management team is living up to its responsibility? There are two reasons. The first is that companies must compete. **<u>A company that is allocating its resources wisely will ultimately prevail over a competitor that is allocating its resources foolishly</u>**. The second is that inputs have an opportunity cost, or the value of the next best alternative. Unless an input is going to its best and highest use, it is underperforming relative to its opportunity cost."

Credit Suisse, October 19, 2016

"The lack of skill that many CEOs have at capital allocation is no small matter: After ten years on the job, a CEO whose company annually retains earnings equal to 10% of net worth will have been responsible for the deployment of more than 60% of all the capital at work in the business."

Warren Buffett, 1987 Letter to Shareholders

Since 2013, Arconic management has deployed $6 billion dollars (~120% of current shareholders' equity)

Arconic's ROIIC:
$6B Invested for 2.5% Return

From the end of 2013 to the end of 2016, Arconic invested $6.23 billion dollars in growth capital expenditures, research and development and acquisitions. For the **$6.2 billion invested**, Arconic generated an incremental **$154 million of Net Operating Profit After Tax (NOPAT)** for a **Return on Incremental Invested Capital of merely 2.5%**

2013 – 2016 Cumulative Investment



$3,050
$895
$205
$1,652
$424
$6,226
$6.2B invested
Firth Rixson
RTI
Tital
Growth Capex[1]
R&D Expense
Total

Sales and NOPAT



$11,997
$12,394
3% revenue growth
$628
$782
2.5% ROIIC
2013
2016

Source: Company filings; Arconic Investor Presentations

1. Growth capital expenditures are calculated as Capital Expenditures for Continuing Operations less 50% of Depreciation and Amortization (management has previously estimated sustaining capital is 50% of D&A – see Arconic Investor Day, December 14, 2016); assumes 33% tax rate. Excluding R&D from the denominator, ROIIC is 2.66%

Value destruction on a grand scale

Arconic's ROIIC: Even Ex-Firth Rixson, Returns Are Terrible

Arconic cannot blame poor performance on the disastrous Firth Rixson acquisition. From 2013-2016, the Company invested over $3 billion in capital apart from the Firth Rixson deal. But merely generated an incremental **$109 million of Net Operating Profit After Tax (NOPAT)** for a **Return on Incremental Invested Capital of only 3.4%**

2013-2016 Cumulative Investment

Ex-Firth Rixson



$895
$205
$1,652
$424
$3,176
$3.2B invested
RTI
Tital
Growth Capex[1]
R&D Expense
Total

Sales & NOPAT

Ex-Firth Rixson



$11,997
$628
$11,469
$736
3.4% ROIIC
2013
2016

Source: Company filings; Arconic Investor Presentations

Note: Firth Rixson D&A assumed to be $68 million (10 year useful life on $680 million of acquired PP&E)

1. Growth capital expenditures are calculated as Capital Expenditures for Continuing Operations less 50% of Depreciation and Amortization (management has previously estimated sustaining capital is 50% of D&A – see Arconic Investor Day, December 14, 2016); assumes 33% tax rate. Excluding R&D from the denominator, ROIIC is 3.94%

Arconic's poor performance is not merely the result of one bad deal. The Firth Rixson acquisition was just the capstone of years of bad capital allocation decisions

Arconic's ROIIC: More than $4.2B Destroyed

Using Arconic's weighted average cost of capital (WACC), management's $6.23 billion of investments have resulted in just $2 billion of value to Arconic – destroying more than $4 billion in shareholder wealth. Based on Arconic's unaffected market capitalization on January 31st, Arconic's managers destroyed approximately 40% of the Company's market value

2013-2016 Return on Investment

Incremental Net Operating Profit	$	154
Arconic Weighted Average Cost of Capital		7.8%
Total Enterprise Value of Incremental NOPAT		1,985
Amount (Invested) by Arconic		(6,226)
Value Created / (Destroyed)	$	(4,241)
Arconic Market Capitalization on January 31st	$	10,701
Value Creation / (Destruction) as % of Market Cap		**(40%)**

Source: Company filings; Arconic Investor Presentations

Note: 33% tax rate; Arconic WACC based on estimated 5.11% pre-tax cost of debt; beta of 1.37; market risk premium of 6.25%

Management deployed capital worth ~60% of the market cap.
That investment is now worth <20% of the market cap

Operating Results:
Missed Targets in Every Business

Each of Arconic's businesses missed their 3-year targets for revenue and profits

"So let me conclude. Lots going on. We are creating a sustainable value for our shareholder. We continue to deliver strong operational results, profitable growth, driven organic as well as inorganic, fully on track, disciplined execution...."

Dr. Klaus Kleinfeld, April 8, 2015

2016 Target

2016 Actual

Revenue | EBITDA

EPS

GRP

TCS



$7,130
20% below
$5,728
$1,643
27% below
$1,195
$6,100
$5,933
3% below
$344
13% below
$300
$2,130
15% below
$1,802
$320
9% below
$291

"This is very much in line and on track to achieve the targets that we set out in our 3-year targets, our 2016 targets."

Dr. Klaus Kleinfeld, January, 12, 2015

"Global Rolled Products, Transportation and Construction Solutions are on track to meet their three-year targets"

Dr. Klaus Kleinfeld, April 11, 2016

"So, that's pretty much what's been happening, strong operational results, transformation fully on track."

Dr. Klaus Kleinfeld, April 8, 2015

Source: Company filings; Arconic Investor Presentations

Note: GRP EBITDA is EBITDA/MT; EPS Segment adjusted for sale of Remmele medical device business; GRP segment adjusted for LME/FX in-line with management commentary, includes Warrick rolling mill; TCS adjusted for FX in-line with management commentary. LME/FX, Remmele adjustments favorable to management; EPS target adjusted down by $70 million for Remmele (management claim)

Operating Results:
Huge Guidance Failure (at EPS/TCS) Raises Questions

Shareholders are concerned that constant guidance revisions represent a fundamental lack of managerial understanding of the EPS business, a business which has relatively high visibility

"We will have, by <u>next year, $8.5 billion revenues</u>. This already includes the acquisitions of Firth Rixson, as well as Tital. <u>If, which I assume, the RTI acquisition goes through, you can add to this another $800 million-plus revenues</u>."

Dr. Klaus Kleinfeld, May 1, 2015

"Well, I mean we've shown you also in the Investor Day, I mean what the team is working on, and so there's a whole host of things that the team is working on, from putting more productivity in place to capturing the synergies. <u>We're actually on a very, very good course, capturing the synergies, right, from gaining more market share there, from getting the operational -- the ability of the equipment up to the level that we are used to, and that's all happening. That's all happening</u>."

Dr. Klaus Kleinfeld, January 11, 2016

"And I mean, as I said before, there is a ramp-up curve that we are seeing in the second half. <u>We saw actually a very difficult first half already starting with December last year, right? This seems to be over. This is ramping up. And we are on track to meet our targets</u>. And you've seen that the second half, we believe that particularly on the jet engine side, we will -- we are seeing already, we are seeing already very strong demand coming in. We saw it already in the June days."

Dr. Klaus Kleinfeld, July 11, 2016

"And currently, on the airframe components side, <u>we're going through a phase of destocking</u> that absorbs the demand. And we actually do believe from what we have line of sight that this goes through all of 2016 and continues into 2017....So on the aero engine side...we have a different situation. We have very, very strong demand. At the same time, the ramp-up is accelerating, and we're going through the <u>near-term teething issues</u> here of the aero engine industry."

Dr. Klaus Kleinfeld, October 11, 2016



EBITDA Guidance
Revenue Guidance
$9,300
$2,000
$9,530
$2,006
$9,530
$2,006
$8,200
$1,627
$8,200
$1,627
$7,450
$1,460
$5 BILLION DECLINE IN MARKET VALUE
Annual Meeting - 5/1/2015
Investor Day - 11/4/2015
Q4 2015 Earnings Call - 1/11/2016
Q1 2016 Earnings Call - 4/11/2016
Q2 2016 Earnings Call - 7/11/2016
Q3 2016 Earnings Call - 10/11/2016

Source: Company communications

Poor performance and disingenuous rhetoric

Operating Results:
Arconic Should Have Thrived

The aerospace industry has experienced a historic upcycle (which continued from 2013 to 2016)

- Boeing is delivering almost twice as many planes as it did in 2008 and more than 100 more planes since 2013
- Airbus is delivering 43% more planes than it did in 2008 and more than 65 more planes since 2013



Boeing and Airbus Deliveries 2008-2016
BOEING
AIRBUS
Deliveries up 17% since 2013
Deliveries up 11% since 2013
375
481
462
477
601
639
722
762
748
483
498
510
534
588
623
629
634
689
2008
2009
2010
2011
2012
2013
2014
2015
2016

Source: Boeing; Airbus; Bloomberg Intelligence

Despite massive industry growth, core EPS has shrunk

Operating Results:
Arconic Should Have Thrived (cont.)

General trend for both types of aircraft have been up and to the right since 2008, through 2013 and to 2016

- Arconic management blamed 2016 failures in part on Widebody “slowdown”
- But Widebody delivery growth actually outpaced Narrowbody and Regional Jet delivery growth from 2013 to 2016

Deliveries by Aircraft Type 2008-2016



Narrowbody + Regional Jet
Widebody
Narrowbody & Regional Jet Deliveries
Widebody Deliveries
1,400
1,300
1,200
1,100
1,000
900
800
250
200
150
100
2008
2009
2010
2011
2012
2013
2014
2015
2016
1,001
949
928
1,030
1,090
1,152
1,233
1,248
182
205
195
218
319
329
377
410
403
Deliveries up 22.5% since 2013
Deliveries up 13.5% since 2013

Source: Bloomberg Intelligence

Arconic’s business benefited from massive industry tailwinds, yet still shrunk

Poor Operating and Financial Results

Section Summary
$6.2 billion Spent, Only $154 million NOPAT; Missed Targets

Engineered Products & Solutions
Missed Targets, Poor ROIIC, Absence of Growth, Lags PCC

Firth Rixson
$1.9-$2.5 billion of Value Destruction

Global Rolled Products
Missed Targets, Management Spin, Poor ROIIC

Transportation and Construction Solutions
Lack of Growth Despite "Secular" and Cyclical Tailwinds

ELLIOTT ®

EPS Results:
1.5% ROIIC in a 10-20%+ Business

From the end of 2013 to the end of 2016, Arconic invested $5 billion dollars in growth capital expenditures, research and development and acquisitions in EPS. For the **$5 billion invested**, Arconic generated an incremental **$73 million of NOPAT** for a **Return on Incremental Invested Capital of 1.5%**

Cumulative Investments



$4,150
$653
$175
$4,978
$5 billion invested
Acquisitions
Growth Capex[1]
R&D Expense
Total

NOPAT: 2013 vs. 2016



$569
$642
1.5% ROIIC
2013
2016

Source: Company filings; Arconic Investor Presentations

Note: R&D expense allocated to each segment based on consolidated R&D as a percentage of revenue

1. Growth capital expenditures are calculated as Capital Expenditures for Continuing Operations less 50% of Depreciation and Amortization (management has previously estimated sustaining capital is 50% of D&A – see Arconic Investor Day, December 14, 2016); 33% tax rate. Excluding R&D from the denominator, ROIIC is 1.52%

EPS is a business that should have 10-20%+ ROIIC

EPS Results:
Massively Missed Targets

Arconic's EPS business missed sales and profit targets by an enormous margin

"There is a drive for excellence. And excellence does not accept mediocrity."

Dr. Klaus Kleinfeld, January 25, 2004

Revenue Target vs. Results


$7,130
$5,728
20%
miss
2016 Target
Actual Results

EBITDA Target vs. Results


$1,643
$1,195
27%
miss
2016 Target
Actual Results

Source: Company filings; Arconic Investor Presentations

Note: EPS Segment adjusted for sale of Remmele medical device business

EPS Results: A Failure of Epic Proportions

The guidance miss reported in Arconic's EPS segment in 2016 ranks among the worst in the recent history of the S&P 500 Index

- In November 2015, and then again in January 2016, Arconic confirmed 2016 Engineered Products and Solutions segment EBITDA target of $1.643 billion, or $1.1 billion of After-Tax Operating Income ("ATOI")[1]
- After Dr. Kleinfeld restated this guidance not once, but twice in the following twelve months, the Company ended up reporting EPS segment ATOI of $642 million, a miss of over 40%
- Based upon an analysis of S&P 500 company earnings misses over the past 5 years, the ATOI guidance miss reported in Arconic's EPS segment will go down as one of the most horrific in recent history, even before taking into account the theoretical pro-rata allocation of interest expense to Arconic's various segments, which would further increase the magnitude of the miss
- In fact, on average less than four percent of all annual earnings per share guidance provided in the last 5 years (by ~250 non-commodity companies in the S&P500 each year) achieved failure equal in magnitude to that demonstrated by Dr. Kleinfeld in Arconic's largest and most important business segment

"% of Instances Where Actual Results Missed EPS Guidance By Over 40% (Among S&P 500 Non-Commodity Companies in the Last Five Years)[2]


3.7%
96.3%
Guidance Misses of 40% or Below
Guidance Misses Above 40% (2016 Arconic EPS)

1. Note: EPS Segment adjusted for sale of Remmele medical device business; ATOI figure after taking into account depreciation, amortization and taxes, but not interest expense
2. Note: Analysis using S&P Index components as of December 30, 2016

EPS Results:
Organic Results Equally Disappointing

EPS failures are not just a story of the failed Firth Rixson acquisition

Organic EPS Target vs. Actual Revenue



$4,783
$3,838
20% below
2016 Target
Actual Results

Organic EPS Target vs. Actual EBITDA



$1,153
$874
24% below
2016 Target
Actual Results

> "On the one hand we've worked on profitable growth, **organic growth**, growth that I personally love a lot."
>
> Dr. Klaus Kleinfeld, November 4, 2015

Source: Arconic Investor Presentations; Arconic Earnings Calls

Note: EPS target excludes Tital, Firth Rixson and RTI acquisitions; actual revenue results assumed 3rd party sales of $765 million (RTI) and $200 million (Tital); actual EBITDA results assumed RTI and Tital EBITDA margin of 19% and 20%, respectively

There has been NO organic growth

EPS Results:
Core EPS (Ex-Acquisitions) Has Shrunk, Margins Contracted

Organic EPS Revenue: 2013 vs. 2016



$4,054
$3,838
5% down
2013
2016

Organic EPS EBITDA: 2013 vs. 2016



$979
$874
11% down
2013
2016

"This is the good news. I mean, the good news is that we will be able to grow our aerospace business, I mean, and every one of the segments that caters to aerospace."

Dr. Klaus Kleinfeld, July 8, 2013

Source: Company filings; Arconic Investor Presentations

Have similarly situated businesses performed as poorly?

EPS Results:
ATI's EPS Competitor and Supplier Thrives, Arconic Shrinks

- A portion of ATI – the HPMC business – both competes with and supplies EPS. ATI's business has thrived, while EPS has shrunk.
- ATI reports sales within the High Performance Materials and Components (HPMC) segment by end-market (e.g., Jet Engines and Airframes). These products include Ladish's subcomponents and powders and alloys sold to customers such as Arconic and PCC
- Separately, ATI reports sales of Precision Forgings, Castings and Components (formerly Ladish – a business it acquired) as a percent of overall revenue. Ladish sales grew by 7% since 2013 despite significant oil and gas headwinds (greater exposure to oil and gas end-market than EPS)



Ladish 2013 to 2016
$526
$564
+7% growth
2013
2016
ATI
ATI HPMC Engine + Airframe
$962
$1,191
+24% growth
2013
2016
ATI
Arconic Core EPS
$4,054
$3,838
-5% decline
2013
2016
ARCONIC

Source: ATI Company filings – Ladish sales defined as Precision Forgings share; Arconic Investor Presentations

Any way you look at ATI's results, it outgrew Arconic EPS

EPS Results: Should've Been at Least 14% Growth

Using EPS's mix and then taking Arconic's actual results in IGT, add in ATI's jet engine and airframe growth, Arconic EPS should have grown from $4 billion to over $4.6 billion between 2013 and 2016

- Another way to triangulate how much EPS should have grown is to use EPS's mix, take Arconic's actual results in Industrial Gas Turbines (IGT) and assume ATI's aerospace rates
- EPS 2013 mix calculated as IGT (13%), Other (14%), Aerospace (74%) broken down into Jet Engines (25% of overall), Airframe (48%)
- IGT growth rates (-10%, +3%, +34%) from Arconic, Other (2% p.a.) – assumption
- From ATI: Jet Engine (+7%, +12%, +16%); Airframe (+1.5%, +0.9%, -3.1%)



If Arconic grew like ATI
Actual Results
$4,054
$4,603
$3,838
Down $216 million in revenue
Arconic actually set a target of $4.8B
Absence of Organic Growth at EPS is Mystifying
2013
2016
Actual

Source: ATI company filings; Arconic Investor Presentations; percentages may not add-up due to rounding

EPS Results:
Arconic EPS Benchmarks to PCC

Elliott worked with a number of experts including: former employees and customers of both Arconic EPS and Precision Castparts, external consulting firms and industry professionals. Their conclusion is unambiguous: EPS and PCC are substantially similar businesses

Business Unit Revenue Contribution


8%
11%
24%
24%
32%
12%
32%
28%
28%
PCC
ARCONIC
Forgings
Fasteners
Castings
Titanium
Other

Business End Markets


13%
17%
70%
17%
8%
75%
PCC
ARCONIC
Aerospace
Ind. Turbine
Power Market
Others

Geography


8%
10%
83%
6%
6%
5%
20%
62%
PCC
ARCONIC
United States
Europe
Asia
United Kingdom
Other

> "So you've just seen the acquisition of PCC that's underway by Warren Buffet's Berkshire Hathaway. And he paid for a business that is having $10 billion of revenue, whereas $6 billion of those $10 billion are having a full overlap with us."
>
> Dr. Klaus Kleinfeld, October 8, 2015

> "So, I mean, the most natural competitor when you go to aerospace is PCC right? And the aerospace business, I mean, pretty much we are catering in all of these businesses that PCC also caters to, right?"
>
> Dr. Klaus Kleinfeld, September 8, 2015

Source: Company filings; Arconic Investor Presentations; PCC Company filings – 9 months annualized

EPS Results:
EPS Margins Have Consistently Lagged PCC

However, Arconic has simply been unable to close the gap with Precision Castparts under current management

PCC vs. Arconic EPS Business EBITDA Margin



PCC
EPS
25%
19%
29%
18%
27%
20%
27%
21%
28%
22%
30%
24%
31%
24%
27%
21%
590 bps
620 bps
2008
2009
2010
2011
2012
2013
2014
2015

Source: Company filings; Arconic Investor Presentations

Note: Arconic EPS margins are fully adjusted and include proportional share of estimated downstream corporate and pension expenses based on historical LegacyCo reported figures; historical PCC numbers adjusted for pension expenses

For much of this period, EPS has actually enjoyed a more favorable product-margin mix vs. PCC

EPS Results:
EPS Margins Should Be Higher than PCC

EPS product mix – more fastener and casting sales, fewer forgings – actually suggests margins should be higher not lower than PCC



PCC Operating (EBIT) Margins by Segment
34%
30%
22%
Castings
Fasteners (Airframe)
Forgings
PCC



Castings and Fasteners (the Higher Margin Segments) as % of Sales
80%
55%
81%
56%
82%
57%
82%
56%
81%
57%
PCC
2010
2011
2012
2013
2014

Source: Alcoa 10-K 2010-2014; PCC 10-K 2010-2014
Note: PCC operating margins by segment are based on 5 year average operating margins; Fasteners defined as PCC's Airframe segment

Mix difference is actually favorable to Arconic

EPS Results: What Does Management Now Say?

After years of promoting the overlap with PCC, Arconic management now claims they are "structurally different." But a close examination of their "evidence" suggests an admission against interest. They won't admit it, but they know they lag

Scale issue is a red herring. PCC had high-20's/low-30's margins when it was EPS' current size. EPS has more assets than PCC

75% of Arconic's business overlaps with PCC. In fact, it overlaps more with higher-margin segments – fasteners and castings – than with forgings

Nothing "structural" preventing Arconic from competing in large diameter structural castings. For years, PCC identified Arconic's Howmet unit as its primary competitor in castings and warned there was nothing preventing Howmet from competing with PCC

The Facts: Key Differences Explain the Margin Gap Between PCC and Arconic EPS

PCC versus Arconic EPS comparison

	PCC	Arconic EPS Strategy
Scale Differences	▪ **Greater scale** enables bundling of content to expand margins	▪ Investments have positioned **EPS to capture greater content** on select platforms
Vertical Integration	▪ Greater vertical integration drives **lower raw material costs**	▪ Recent investments (e.g. RTI) **will improve raw material costs**
Mix Differences	▪ **~40% of PCC's business is** structurally **comparable** with EPS ▪ Participates in **above-average margin segments** (e.g. large diameter structural castings) ▪ Does not participate in certain lower margin segments (e.g. aluminum extrusions)	▪ **~75% of Arconic's EPS business is** structurally **comparable** with only 40% of PCC ▪ **Investments in key technologies** and expansion of key facilities (e.g. La Porte) to compete in additional high margin segments
Capacity Utilization	▪ Generally **good capacity utilization**	▪ Made significant capital investments (including isothermal forging and structural castings facilities), which are **still under-utilized** but ramping up in volume based upon awarded work

Attacking the gap: Technology investments, increased capacity utilization, strategic acquisitions and organic expansions



Relative Revenue Contribution
($B) 2015A(1)
Legend
Forgings
Fasteners
Castings
Titanium(2)
Other
Comparable portion between EPS and PCC
$9.5B
$5.3B
~40%
~75%
PCC
EPS

ARCONIC

Source: Arconic, Company filings
Note: Structural differences are defined as businesses in which EPS just entered and therefore has substantial differences in scale/volume (~5-10x) or where PCC does not compete.
1) Last 12 months revenue as of calendar year-end 2015, for both Arconic and PCC
2) Arconic's Titanium business has overlap with PCC's.

59

PCC derives significantly greater revenue from some substantially lower margin businesses (e.g., machining) than Arconic

Arconic's RTI is a direct competitor to PCC's Timet

Source: Arconic Investor Presentation, March 27, 2017

EPS Results:
Gap with PCC Is Not a Scale Issue

PCC had better margins when it was the same size as EPS is today; EPS **actually has greater** Net Property, Plant and Equipment than Precision Castparts

When PCC Had Between $5-$7 billion of Sales – Segment-Level Margins:



Revenue
Segment EBITDA
Margin
$6,719
$6,771
$5,459
$6,209
$6,289
$5,728
26%
27%
31%
29%
28%
21%
$1,716
$1,831
$1,682
$1,778
$1,752
$1,195
FY2008
FY2009
FY2010
FY2011
Average
Arconic EPS 2016
PCC
ARCONIC

Net PP&E



$2,782
$2,660
ARNC has more assets than PCC
PCC
ARCONIC
PCC (2015)
ARNC EPS (2016)

Source: PCC FY 2010-FY 2013 10-K, Company filings
Note: EPS Net PP&E based on share of depreciation (51%); PCC Net PP&E is based on CY 2015 (i.e., December 31, 2015 balance sheet figure)

Management needs a different excuse

EPS Results:
Hiding from Own Numbers and Debunking Own Case

But shareholder focus on leverage with customers is misguided?

Didn't management say they had a scale problem versus PCC?

Unfortunately, shipset value growth does not equal share gain. Given more expensive metal content, shipsets will grow even if share is not increasing

Arconic markets rolling over existing contracts as new revenue and famously refuses to address the question of whether or not new contracts are actually profitable or entered into on favorable terms

Leading Airframe and Aerospace Engine Component Supplier

EPS results, EBITDA margin expansion and key actions

...ns Taken

...gin businesses

...high strength, light ...perature airfoil ...e engine fuel ...operating cost, e.g. ...ced Equiax (EEQ) ...nced airfoil coating

...nd Al **powders** and **3D printing techniques**

...s to expand ...nce in next-

Leadership Position Established

- ~70% of revenue from products with #1 or #2 market position[1]
- Able to supply >90% of structural and rotating aero engine components
- Increased aerospace shipset value by double-digit percentages across next-generation platforms
- Signed $11B+ in new contracts since 2015

Financial Performance



EPS Adjusted EBITDA Margin
810 bps
12.8%
20.9%
2008(2)
2016

Arconic's own filings list 2008 EPS margins as 19.2%.[1] Only by including discontinued operations can the company show material "improvement" since the financial crisis

(see the following page for more detail)

Source: Arconic analysis based on data derived from Capital IQ and Bloomberg
1) Refers to 2016 revenue.
2) Including the wire harness and electrical distribution business which was sold in 2009; Excluding this business the margin increase is 170bps
See Appendix for Reconciliations.

ARCONIC 27

1) Refers to 2016 revenue.
2) Including the wire harness and electrical distribution business which was sold in 2009; Excluding this business the margin increase is 170bps
See Appendix for Reconciliations.

Source: Arconic Investor Presentation, March 27, 2017
1. October 27, 2016 investor roadshow presentation

EPS Results:
Changing Disclosures to Revise History

At EPS, the Company has massaged the figures in a disingenuous attempt to demonstrate improved operating performance:

- During its October 2016 Investor Roadshow, the Company reported 2008 EBITDA margins were 19.2% and expanded to 20.8% in 2015 (see clip from the Company's October 27, 2016 Investor Presentation below)
- Now, under the bright lights of a proxy contest, the Company represents that margins have increased from 12.8% in 2008 to 20.8% in 2015 (or 20.9% in 2016)
- How did this happen? **Simple**. **By revising historical disclosure to include discontinued operations**

Arconic October 27, 2016 Investor Presentation: Past Disclosure

Engineered Products and Solutions (EPS)

($ in millions)	2008	2015
After-tax operating income (ATOI)	$465	$595
Add:		
Depreciation, depletion, and amortization	118	233
Income taxes	225	282
Other	2	–
Adjusted EBITDA	$810	$1,110
Third-party sales	$4,215	$5,342
Adjusted EBITDA Margin	19.2%	20.8%

As of October 2016, management was still reporting numbers consistent with historical disclosure

Arconic March 27, 2017 Investor Presentation: Updated Management Spin

Proven ability to execute EBITDA margin growth[(2)]



20.9%
12.8%
2008(3)
2016

Newly Invented Adjusted Adjusted EBITDA Margin

1) Based on 2016 revenue.
2) Represents adjusted EBITDA margins.
3) Including the wire harness and electrical distribution business which was sold in 2009; excluding this business the margin increase is 170bps.

See Appendix for Reconciliations.

However, in March 2017, in an apparent attempt to fabricate a compelling margin expansion story, the Company suddenly began adding back discontinued operations to its historical segment disclosure

EPS Results: Disclosure Gamesmanship But No Genuine Margin Improvement

While Arconic's creation of a "Newly Invented Adjusted Adjusted EBITDA Margin" for 2008 helps the Company ensure a narrative of margin improvement since the financial crisis, it does not help explain the lack of margin improvement over the last seven years of Dr. Kleinfeld's tenure

- Quite simply, since 2010, EBITDA margins are effectively flat in the EPS business, while EBIT margins are actually down
- However, if recent history is any guide, we anticipate additional efforts by management to revise history on this front in a desperate attempt to convince shareholders of historical operational improvement

Arconic EPS Segment Historical EBITDA Margin ***Arconic EPS Segment Historical EBIT Margin***



19.2%
12.8%
17.9%
20.2%
21.0%
22.1%
24.1%
24.0%
20.8%
20.9%
2008
2009
2010
2011
2012
2013
2014
2015
2016
Adjusted EBITDA Margin
Arconic's Newly Invented Adjusted Adjusted EBITDA Margin
Since 2010, EBITDA and EBIT margins are essentially flat
16.4%
14.4%
16.7%
17.8%
18.9%
21.1%
20.8%
16.4%
16.4%
2008
2009
2010
2011
2012
2013
2014
2015
2016
EBIT Margin

Source: Arconic Investor Presentation, March 27, 2017

Poor Operating and Financial Results

Section Summary
$6.2 billion Spent, Only $154 million NOPAT; Missed Targets

Engineered Products & Solutions
Missed Targets, Poor ROIIC, Absence of Growth, Lags PCC

Firth Rixson
$1.9-$2.5 billion of Value Destruction

Global Rolled Products
Missed Targets, Management Spin, Poor ROIIC

Transportation and Construction Solutions
Lack of Growth Despite "Secular" and Cyclical Tailwinds

On June 26, 2014, Alcoa announced the acquisition of Firth Rixson for ~$3 billion. We understand Dr. Kleinfeld did not visit the key Firth Rixson Savannah facility to do due diligence


LIVE
ALCOA INC.
AA
NASDAQ TRADED
NEWS ALERT
ALCOA EXPECTS TO CLOSE FIRTH RIXSON ACQUISITION BY END OF 2014
NASDAQ FUTURES
+0.70 +0.02%
3,815.50
CNBC

Michael F. Gambardella, JP Morgan: "I'm just asking was this an auction process or not?"

Dr. Klaus Kleinfeld: "No, well, look, I mean, I don't really want to comment on it. I mean, in the end, it doesn't really matter. This is a transformational transaction."

Firth Rixson: What did Arconic Pay?

Taking two different approaches (taking Firth Rixson's EBITDA and multiplying by the corporate multiple and taking Firth Rixson's NOPAT over Arconic's WACC) to measuring the extent of the value destruction as a consequence of the Firth Rixson acquisition yields the result that Arconic's management has destroyed between $1.9 and $2.5 billion of value

What about the acquisition valuation?

Klaus Kleinfeld: "I know that some of you are already doing the math, running the math and are probably saying, **'Heck, what are they doing?** They are paying at a multiple that's above the average multiple.' You won't understand how the multiple here has to be calculated if you don't apply these backed-by-contracts revenues on a highly profitable basis."

Aerospace and Defense M&A Transactions Over $500 million

Transaction Date	Target	Transaction Value	Buyer	Implied EBITDA Multiple
1/25/2007	Essex Corp.	555	Northrop Grumman Space & Mission	28.3x
11/20/2014	**Firth Rixson Ltd.**	**3,050**	**Alcoa Inc.**	**22.4x**
7/22/2003	TransDigm Inc.	1,102	Warburg Pincus LLC	20.6x
12/20/2007	EDO Corporation	1,571	ITT Corporation	19.8x
12/14/2005	Doncasters Group Limited	1,932	Dubai International Capital L.L.C.	19.1x
8/11/2003	Veridian Corporation	1,573	General Dynamics Corporation	18.8x

Source: Arconic 2016 10-K; Alcoa 2014 10-K; Firth Rixson Acquisition M&A Call, June 26, 2014; Capital IQ

Note: Arconic has not taken a substantial impairment by burying Firth Rixson in multiple segments

Firth Rixson: Path to Value Destruction

In June 2014, Alcoa acquired Firth Rixson for ~$3 billion. For FY 2016, Firth Rixson generated $136 million EBITDA, or 22x less than the acquisition price. Dr. Kleinfeld never visited Firth Rixson prior to the acquisition

"And we already pointed out that in the last quarter we have a path to achieve our 2016 targets. We actually said that we're going to have an EBITDA target of $350 million 2016 on revenues of $1.6 billion...."

Dr. Klaus Kleinfeld, October 8, 2015

(29%) TSR vs. Proxy Peers since quote

Firth Rixson Revenue



$1,000
$1,570
$925
41% miss
At Acquisition
2016 Target
Actual 2016

Firth Rixson EBITDA



$200
$350
$136
If we exclude $55 million of synergies, Firth Rixson earned only ~$80 mm of EBITDA
61% miss
At Acquisition
2016 Target
Actual 2016

Source: Company filings; Arconic Investor Presentations

As late as Jan. 2016, Dr. Kleinfeld insisted that Firth Rixson was "on track" to meet its targets

Firth Rixson: Always “On Track”

Even when it was painfully obvious to external observers that Firth Rixson would not achieve management’s projections, management continued to insist that Firth Rixson was “on track” to achieve 2016 targets

“Now let's also look at transformation, it's on track, Firth Rixson, I'll talk about later, on track”

Dr. Klaus Kleinfeld, July 8, 2015

(14%) TSR vs. S&P 500 since quote

July 2015

Management claimed **synergies were 190% deployed** and Firth Rixson was well on its way to hitting 2016 targets



Firth Rixson Integration – On Track to Achieve 2016 Targets
2014 Actual and 2016 Target Revenue and EBITDA and 2Q 2015 EBITDA Annualized Run Rate to 2016 EBITDA Target
Revenue $1.0B
EBITDA $152M
15.7% EBITDA margin
EBITDA $168M
16.8% EBITDA margin
EBITDA $70-80M
Stand alone Incremental Productivity
Accelerated capture of Synergies
~190% deployed
• Operational productivity
• Overhead cost reductions
• Procurement savings
EBITDA $100-110M
Acceleration of demand for Next Gen Engine Components in 2016
• GE Leap-X
• RR Trent XWB
• P&W GTF
Targeted Rings, Forgings, and Metals growth opportunities across
• Airframe
• Mining
• Jet engine
• Oil & Gas
Slower than expected recovery in 2016
• Oil & Gas
• Mining
EBITDA $350M
21.9% EBITDA margin
Revenue $1.6B
2014A
2Q 2015 Annualized Run Rate
Productivity & Synergies
Market & Share Gains
2016 Target
ALCOA
28
Synergies = 190% Deployed

Source: Arconic Q2 2015 Earnings Presentation and Conference Call, July 8, 2015

Firth Rixson: "On a Good Path"

Starting in Q3 2015 when it was clear to all that Firth Rixson would not hit targets, management failed to disclose direct Firth Rixson results. Analysts pushed in the Q&A…

"And we already pointed out that in the last quarter we have a path to achieve our 2016 targets."

Dr. Klaus Kleinfeld, October 8, 2015

(29%) TSR vs. Proxy Peers since quote

October 2015

Management claimed **synergies were now 190-200% deployed** and Firth Rixson was "on a good path" to hitting 2016 targets

"Firth Rixson has been fully integrated into two business segments inside of Engineered Products and Solutions. And we already pointed out that in the last quarter **we have a path to achieve our 2016 targets**. We actually said that we're going to have an EBITDA target of $350 million 2016 on revenues of $1.6 billion, starting from basically 16.8% EBITDA in the second quarter 2015 and an EBITDA of $168 million. And here is what we are doing as we speak. One big lever is around productivity and synergies, so we are lifting those. The one thing is the standalone incremental productivity that we're getting out of there. **And then on top of it the synergies, and we are at this point in time roughly around 190% – 200% deployed**. So we have this and the use of the implementation system which **gives us a good view inside of it and gives me some comfort that we are on a good path there**. So that's saying the productivity and synergies we believe is going to get us an uplift between $70 million to $80 million, and then the second part is about $100 million to $110 million coming from market and share gains. And we are well on our way here to build out our positions."

Dr. Klaus Kleinfeld, Q3 2015 Earnings Call, October 8, 2015

Firth Rixson:
Damaged Credibility

"We note that Alcoa acquired Firth Rixson in November 2014 for a purchase price of $2.85 billion, which compares to our estimated EBITDA exit rate for 2015 of $190 million. Alcoa thus far has not backed away from guidance of $1.6 billion in sales and $350 million in EBITDA for 2016; however, we believe these targets are not attainable and are modelling much lower growth rates."

Credit Suisse, March 10, 2016

Firth Rixson: $1.9-$2.5 billion of Value Destroyed

Taking two different approaches (taking Firth Rixson's EBITDA and multiplying by the corporate multiple and taking Firth Rixson's NOPAT over Arconic's WACC) to measuring the extent of the value destruction as a consequence of the Firth Rixson acquisition yields the result that Arconic's management has destroyed between $1.9 to $2.5 billion of value as a result of the acquisition

Value Destruction of the Firth Rixson Acquisition

Based on Corporate Multiple		
Acquisition Cost	$	2,995
Transaction Fees		42
Bridge Facility		13
Total Cost	$	3,050
2016 EBITDA	$	136
Corporate Multiple		8.5x
Firth Rixson Enterprise Value	$	1,156
Value Destruction	**$**	**(1,894)**

Based on WACC		
Acquisition Cost	$	2,995
Transaction Fees		42
Bridge Facility		13
Total Cost	$	3,050
NOPAT	$	46
Arconic WACC		7.8%
Firth Rixson Enterprise Value	$	587
Value Destruction	**$**	**(2,463)**

Source: Arconic 2016 10-K; Alcoa 2014 10-K; Firth Rixson Acquisition M&A Call, June 26, 2014; Capital IQ

Note: Perhaps because of the pending proxy contest, Arconic has not yet taken a substantial impairment

Firth Rixson:
New Firth Rixson 2019 Targets are 35-50% Below Original Targets

Arconic originally projected that Firth Rixson would do $2 billion of revenue in 2019. At the same margins as originally projected for 2016 (i.e., conservatively assuming no incremental volume leverage), Firth Rixson will produce approximately 50% less EBITDA than originally targeted for 2019

Evolution of Firth Rixson Revenue Targets



$1,570
$2,000
$1,250
38% below original target
Original 2016 Target
Original 2019 Target
New 2019 Target

Evolution of Firth Rixson EBITDA Targets



$350
$446
$228
49% below original target
Original 2016 Target
Original 2019 Target
New 2019 Target

Source: Firth Rixson Acquisition Presentation, June 26, 2014; Arconic Investor Presentations

Note: Arconic originally projected $2 billion in Firth Rixson revenue in 2019 but did not provide a margin target. Conservatively, keeping margins constant from 2016, revenue and EBITDA targets = $446 million of EBITDA in 2019

New 2019 targets are well short of original 2016 targets

Firth Rixson: Contracted Growth?

When Alcoa acquired Firth Rixson, management insisted that 70% of Firth Rixson's growth was secured by contracts. These "valuable" contracts justified the enormous premium paid by Alcoa. How has revenue in all facets of the business shrunk if the revenue growth was truly "contracted"?

"So we've been through contract-by-contract and looked at platform-by-platform. And roughly 70% of that $1 billion growth is already locked in via contracts. So we're pretty confident that we'll get there."

Former Alcoa CFO, November 20, 2014

(51%) TSR vs. S&P 500 since quote

Firth Rixson to grow at 2x market?

70% of growth was "secured?"



Firth Rixson to grow 2x market; ~70% secured by contracts
Projected Firth Rixson revenue growth ($B)
+12.2% CAGR
$1.0
$1.6
$2.0
Forgings
Rings
Metals
2013
2016
2019
$1B growth: ~70% secured by long term agreements
ALCOA
11

Source: Firth Rixson Acquisition Presentation, Goldman Sachs Metals, Mining & Steel Conference, November 20, 2014

Absence of growth is completely inexplicable in light of management's claims

Firth Rixson:
If Firth Rixson Hits New 2019 Targets, It Will Not Earn WACC

Capital Invested

Acquisition Cost	$	2,995
Transaction Fees		42
Bridge Facility		13
Total	$	3,050
D&A Estimate	$	68
Capex		68
Years of Capex		5
Total Capex	$	340
Total Invested Capital	**$**	**3,390**

Firth Rixson Value vs. WACC in 2019

2019 Revenues	$	1,250
2016 EBITDA Margin		14.7%
Margin Improvement (bps)		350
2019 Margin		18.2%
2019 EBITDA	$	228
D&A		68
EBIT	$	160
NOPAT (33% Tax Rate)	**$**	**107**
Arconic WACC		7.8%
Total Value in 2019	**$**	**1,377**

Value Discounted to Date of Acquisition = ~$920

Source: Company filings; Arconic Investor Presentations
Note: Assume Capex = 100% of D&A

Arconic's $228 million EBITDA target in 2019 is more than $200 million below original target and, even if achieved, would result in an unacceptable return on investment

Firth Rixson:
New Explanation Does Not Add Up

Arconic wants investors to focus on the cyclical disappointments in the non-aero portion of the Firth Rixson business, but, consistent with a familiar theme of management excuses, even this does not add up

New Q4 2016: Firth Rixson Revenue and EBITDA Breakdown



Revenue
$1,570
Aero
$1,150
Non-Aero
$420
-29%
-75%
$925
$818
$107
2016 Target
2016 Actual
EBITDA
$350
Aero
$280
Non-Aero
$70
-54%
-90%
$136
$129
$7
2016 Target
2016 Actual

The Problem:

1. Arconic wants to blame Firth Rixson's failures on the commodity cycle
2. But, at the time of the acquisition, management said Firth Rixson was 75% aerospace and 25% split between industrial gas turbines, off highway and mining, oil and gas, medical and commercial transportation markets. This implies that substantially less than $250 million was exposed to metals and mining and oil and gas. Further, IGT is up substantially since 2013 and was one of Arconic's best performing end-markets in 2016 – up 34%
3. When Arconic acquired Firth Rixson in 2014, it said growth would largely come from aerospace, but the targets actually show its aerospace share declining from 75% in 2013 to 73% in its supposed 2016 revenue mix projection. This doesn't make sense and raises the question – is Arconic fudging the real 2016 targets to try and pin the blame on non-Aero end markets?

Source: Arconic 2016 10-K; Firth Rixson Acquisition Presentation, Goldman Sachs Metals, Mining & Steel Conference, November 20, 2014; Arconic 2016 Investor Day, December 14, 2016

Why can't Arconic just come clean on Firth Rixson?

Firth Rixson: Blame the Seller

Management refuses to take responsibility, blaming the seller – with private comments even more stark than public hints

"So this is **partially an issue of lack of maintenance and bringing maintenance to the right levels** and understanding on how to run it. At the same time, when it comes to technology, frankly, I mean, as you know, the isothermal forging technology is a challenging one. The starting point was not where we expected it. At the same time, we are leveraging our own resources, I mean, our own technical resources to speed up the process of bringing this up. We kind of had a little bit of that already in our mind when we structured the deal, and the way we structured the deal is we built in $150 million of an earn-out provision. That was entirely tied to the isothermal process, milestones on the isothermal process. And given where this is at this point in time, I am not optimistic -- this $150 million will not be paid out. Now I'd rather wish to pay them out, to be honest. But that's the reality there."

Dr. Klaus Kleinfeld, Alcoa Q4 2015 Earnings Call, January 11, 2016

Analyst: "First question, just on the guidance at Firth Rixson. When you look at it relative to your initial guidance, say, 18 months ago, you're off almost $190 million of EBITDA. And you commented that you think that, that's -- you're 2 years behind your initial plan. So I guess, the question is, how much of the miss is on the isothermal piece? And then when you say you're 2 years out, does that mean you still think you can hit that initial target you outlined for the $1.6 billion of revenue and the $350 million of EBITDA?"



Dr. Klaus Kleinfeld: Well, the good news on the isothermal, I mean, we have structured the contract in such a way that we have a performance clause in there. This is not directly for the isothermal alone. It's for Savannah, and that was more for practical purposes of how to calculate that. And that's $130 million, if I recall that correctly. And so that's the performance part in the purchasing agreement with the seller, right? So in case that doesn't happen, I mean, we would not have to pay that."

Q1 2016 Earnings Call, April 11, 2016

Dr. Kleinfeld actually tried to comfort investors by saying it was "good news" that they will not have to pay the $150 million performance earn-out

Firth Rixson: Blame the Industry

To the extent blaming the old private equity owner falls short, management would like to blame industry issues rather than accept responsibility

"But with the engine -- the new engines ramping up and the high level of technical sophistication, there's a lot of increased product introduction costs for qualification of the component. And at the same time, the legacy engine spares and replacements remain strong. So here, we have a different situation. We have very, very strong demand. At the same time, the ramp-up is accelerating, and ***we're going through the near-term teething issues here of the aero engine industry****."*

Dr. Klaus Kleinfeld, Alcoa Q3 Earnings Call, October 11, 2016

"So, ***the aero engine side, typically, in the past have always shown that there are these ramp up issues with the supply chain****.* ***In this case, we are seeing them again and we are seeing them probably a little bit more than in normal environment****, very much driven by the level of technical sophistication and combined with the relatively long supply chain."*

Dr. Klaus Kleinfeld, Arconic Roadshow, October 28, 2016





ATI *takes a different view:*

"Our ***isothermal and hot-die forge presses operated at or near record levels during the third quarter in support of growing next-generation engine builds****. But on the forgings side both the hot-die and the isothermal, I mean, we're really very good at making those parts, quite frankly...* ***we're good at it and our customers know that and where others might be stumbling a little bit as they maybe start to ramp up, we're there to support the customer****...."*

Richard J. Harshman, CEO of Allegheny Technologies, ATI Q3 Earnings Call, October 25, 2016

Even when belatedly (and under pressure) seeming to take responsibility, Dr. Kleinfeld tries to shift the blame:

"The 2016 results were in line with what we last told you, however disappointing. Overall, we got it wrong on the non-aero side and our outlook substantially reduced for this market. On the aero side we are delayed but we will get there. We could have executed better and we recognize it and we own it and we are working diligently to improve the performance of this important asset."

Dr. Klaus Kleinfeld, January 31, 2017

Where does the buck stop at Arconic? Does it ever?

Firth Rixson:
The Real Reason: Talent Exodus

Arconic knew it had to retain key Firth Rixson talent to make the acquisition a success. Has it done so? No!

"One of the things that's **critical for us in the Firth Rixson acquisition is that there is a lot of talent and a lot of technology**. **And so we wanted to make sure that the really top people in the organization stayed with Alcoa** once the deal is done. And so we set up a mentoring program where we have connections with the technology talent, with the finance talent, so that even months ago they were learning about Alcoa and could get a feel for Alcoa."

Former CFO of Alcoa, November 20, 2014

Name	Position	Stayed / Gone	Current/Most Recent Employer
David Mortimer	CEO	Gone	Self-Employed
Peter Bland	CFO	Gone	Self-Employed
Christopher Bohlmann	VP, GM, Plant Manager at Savannah	Gone	Norsk Titanium
Chris Meyers	Operations Manager at Savannah	Gone	Quality Aluminum Forge LLC
Renee Sullivan	Isothermal Development Manager	Gone	**Precision Castparts, Daniel Defense Inc.**
David Hebert	**VP, Technology**	**Gone**	**Precision Castparts (Wyman Gordon)**
Mark Zurosky	Lead Thermal Modeling Engineer	Gone	**Precision Castparts (Wyman Gordon)**
Matthew Foley	Lead Mechanical Engineer on Isothermal	Gone	Georgia-Pacific
Gregory Rivers	Project Engineer on Isothermal	Gone	**Precision Castparts**
Stephen Rittenburg	Forge Design Engineer	Gone	Pratt & Whitney
Steve Owens	Manager of Heat Treatment	Gone	**Precision Castparts (Wyman Gordon)**
Christopher Brink	Process Engineer-Metallury	Gone	Raytheon
Martin Quigley	Director of Business Development	Gone	Self-Employed, **Precision Castparts**
Aaron Johnson	GM, Schlosser Forge Company	Gone	**Precision Castparts**
Elinor Oldroyd	GM, Sheffield	Gone	**Precision Castparts (Special Metals)**
Michael McBride	Sr. Project and Process Dev. Manager	Gone	**Precision Castparts**
Jeff Yaker	VP Sales and Purchasing	Gone	5D Aero LLC
Steve Zorko	Lead Sales Exec. Rings Division	Gone	Self-Employed

Losing David Hebert to PCC is a key loss for Firth Rixson



"At the same time, when it comes to technology, frankly, I mean, as you know, the isothermal forging technology is a challenging one."

Dr. Klaus Kleinfeld, January 11, 2016

Source: LinkedIn

Firth Rixson:
Situation Is Similar to HP/Autonomy

The situation at Arconic is similar to the situation at HP: Disastrous Acquisition + Repeated Guidance Failures + Poor Execution



Pat Russo on HP's Board
$66
17.4% of HP Market Cap
$12
HP
Autonomy
Pat Russo on Arconic's Board
$17
17.9% of Alcoa Market Cap
$3
Alcoa
Firth Rixson

Ouster of Hewlett-Packard C.E.O. Is Expected
"This is a **decade-long drama that the board has let unfold**," said George F. Colony, chief executive of Forrester Research. "They have shown some dysfunction in the past, and had difficulty coming to consensus."

?

Source: Capital IQ; SEC filings; share prices from day before merger announcement; www.nytimes.com/2011/09/22/technology/hewlett-packard-board-meets-on-replacing-ceo.html

The Firth Rixson failure alone might have been enough for the Board to dismiss Dr. Kleinfeld

Poor Operating and Financial Results

Section Summary
$6.2 billion Spent, Only $154 million NOPAT; Missed Targets

Engineered Products & Solutions
Missed Targets, Poor ROIIC, Absence of Growth, Lags PCC

Firth Rixson
$1.9-$2.5 billion of Value Destruction

Global Rolled Products
Missed Targets, Management Spin, Poor ROIIC

Transportation and Construction Solutions
Lack of Growth Despite "Secular" and Cyclical Tailwinds

ELLIOTT ®

GRP Results: Missed All Targets; Management Spin: Hit EBITDA/MT

Looking at the rolling assets that management actually operated for 2016, GRP missed both its revenue and EBITDA/MT target



GRP Revenue
Including Warrick
Excluding Warrick
$6,100
$5,100
$5,933
$4,864
3% miss
5% miss
2016 Target
Actual Results
EBITDA/MT
$344
$364
$300
6% over
13% miss
Excluding Warrick
Including Warrick
2016 Target
Actual Results

Source: Arconic 2016 10-K; Alcoa Corp. Q4 2016 Earnings Presentation; Alcoa Corp. 2016 10-K; Arconic Investor Presentations
Notes: Warrick includes results from Q4 at Alcoa Corp. with rounding used in the manner most favorable to Arconic

Only by putting Warrick into Alcoa Corp. does management claim to hit the EBITDA/MT target

GRP Results: Why Was Warrick Moved to Alcoa Corp.?

Midway through the separation process, management decided to put certain rolling assets in the upstream business

The Real Reason:



$344
$300
$364
Only by excluding Warrick was management able to claim it "hit" its EBITDA/MT target
GRP Target
GRP w/ Warrick
GRP w/o Warrick

Optics Over Good Business?

Alcoa Corp. has no experience running rolled products:

- "We also have been granted the rolled products business"
- "We have a rolling business and rolling is new to us."

- Alcoa Corp. management

Serving the North American can sheet market from Saudi Arabia requires increased transportation costs, more inventory-in-transit

Source: Arconic 2016 10-K; Alcoa Corp. Q4 2016 Earnings Presentation; Alcoa Corp. 2016 10-K; Arconic Investor Presentations

Better optics for management? Sure. Good business?

GRP Results: Why Was Warrick Moved to Alcoa Corp.? (cont.)

Management never explained to shareholders why Warrick was moved to Upstream Co.

At the time of the announced separation, Warrick was going to remain a part of Value-Add Co. (Arconic)

Separation Announcement (September)

Can sheet has always been a part of GRP



Value-Add Co: Premier Provider of Innovative Solutions to Growing Markets
Key Attributes
GRP
EPS
TCS
Aerospace Transportation and Industrial Rolled Products
Packaging Rolled Products
Power and Propulsion
Fastening Systems and Rings
Forgings and Extrusions
Titanium Engineered Products
Building and Construction Systems
Wheels and Transportation Products
ALCOA

Can sheet

Mysteriously, in the middle of April, management decided to move Warrick to Upstream Co. (New Alcoa)

2016 Annual Meeting (May)

"Now also as of 2 weeks ago, 2 rolling mills here that are in there…" – May 6, 2016



Alcoa Corporation: Cost Competitive Industry Leader
Key Attributes
Bauxite
Alumina
Energy
Aluminum
Cast Products
Rolled Products
World's largest bauxite miner
1st quartile cost curve refiner
ALCOA

Can sheet

Source: Arconic Investor Presentations; Arconic 2016 Annual Meeting

Moved to Upstream Co. – why?

GRP Results:
Original EBITDA/MT Target on More Tons = More EBITDA

Achieving $344/MT on the base shipments as of 2013 is very different than achieving it on the business as of 2016. **Profits matter!**

If the EBITDA/MT stays the same, but the number of "MT's" goes down, the EBITDA target is going down…



Total Shipments (kmt)
1,989
1,587
2013
GRP Shipment
Results
2016
GRP Shipment
Results
EBITDA/MT (Target)
$344
$344
Original 2016 Target EBITDA
New 2016 Target EBITDA
EBITDA Generation
$684
$546
Original 2016 Target EBITDA
New 2016 Target EBITDA

Source: Arconic Investor Presentations

There is approximately $140 million of missing EBITDA in the "same target"

GRP Results: Historic High Is Based on 3-Year Rolling EBITDA/MT

Arconic management defines "historic high" based on three-year rolling average EBITDA/MT



Actual Annual Results
$113
$71
$328
$322
$383
$314
$280
$326
$364
2008
2009
2010
2011
2012
2013
2014
2015
2016
Arconic Spin: "Historic Highs"
$162
$239
$344
$340
$324
$306
$322
2008-2010
2009-2011
2010-2012
2011-2013
2012-2014
2013-2015
2014-2016

Source: Arconic Q4 2016 Earnings Presentation, January 31, 2017

Excluding Warrick, true "historic high" is $383

GRP Results: If "Historic High" Is Based on 3-Year Rolling, Shouldn't Targets as Well?

But while "historic highs" are defined on 3-year rolling, management does not mention 3-year rolling in evaluating current performance

Performance is well below the highs…



Historic Highs
Results
$383
$390
$344
$307
$322
Single-Year without Warrick High
Single-Year with Warrick High
3-Year Rolling High
2014-2016 with Warrick
2014-2016 without Warrick

Source: Arconic Q4 2016 Earnings Presentation, January 31, 2017; Alcoa Q3 2016 Earnings Presentation, October 11, 2016

Even excluding Warrick, Arconic missed 3-year rolling historic high

GRP Results:
GRP Revenue Targets Go Down, Yet EBITDA/MT Stays the Same

The original GRP revenue target **was not $6.1 billion – it was $8.1 billion**. But Arconic divested less-profitable rolling mills in Australia, Spain and France. Importantly, the Company left EBITDA/MT targets the same despite the divestitures

Original target $1 billion growth on $7.1 billion base

Divestitures increase EBITDA/MT to $379 on the base business but the target stays at $344



Global Rolled Products profitably growing
GRP 3rd-party sales revenue from 2013 through 2016 target, in $B (except per metric ton amounts)
2013 – 2016E
$1.0 revenue growth with EBITDA margins at or above average historical highs: $344/MT
Market growth, Share gains & Innovation
+Strong penetration in N.A. Auto sheet
+Commercial Transportation market growth and share gains, incl. in China
+Brazing market growth
+Aseptic expansion in Latin America
–Price and volume pressures in global Packaging market
–Recessions in Brazil, Russia
–Unfavorable foreign currency movements
Revenues normalized to 2013 metal prices
7.1
1.1
6.0
6.0
6.5
7.0
2013
Divestitures & Closures
2013 Adjusted
2014 Adjusted
2015 Adjusted Annualized¹
2016 Target²
EBITDA/MT: $329
$379
$332
Target: $344+
1) Annualized – Sep YTD annualized
2) 2016 revenue target set in 2013 at EUR:USD rate of 1:1.35
Advancing each generation.
ALCOA
10

Source: Arconic 2016 10-K; Alcoa 2013 10-K

Pro forma for divestitures, management's new target is for EBITDA/MT to decline by $35 (~9%)

GRP Results: Missed Its 2016 Auto Revenue Target

In the September 28, 2015 presentation announcing the Separation, the Company enthused that it would achieve significant revenue growth for sales of automotive sheet in 2016 and beyond. **How did they do?**

2016A: $1.3 to $1.4 billion



$1,424
$1,530
7-15%
below
$1,301
Projected
Actual

Global Auto Sales



85,000,000
80,000,000
75,000,000
70,000,000
65,000,000
60,000,000
55,000,000
50,000,000
Arconic projected global automotive production growth of 1-4%. While production figures are not yet final, global auto sales were up 5%.
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Source: Bloomberg Intelligence
Note: The price of LME Aluminum was $1,537 on the date the Separation was announced and it averaged $1,605 during 2016. A higher aluminum price boosts reported revenue

Arconic reported automotive (including brazing sheet) contributed 11% of 2016 sales; or between $1.3 billion and $1.4 billion (10.5% vs. 11.49%) vs. a $1.5 billion target

GRP Results:
3.7% ROIIC, Below Cost of Capital

From the end of 2013 to the end of 2016, Arconic invested $750 million in growth capital expenditures and research and development in GRP. For the approximately **$750 million invested**, Arconic generated an incremental **$28 million of NOPAT** for a **Return on Incremental Invested Capital of 3.7%**

"We need to make sure that this business is also a competitive business which achieves on the long-term, higher than cost of capital returns, which we will be able to achieve."

Dr. Klaus Kleinfeld, January 11, 2010

(155%) TSR vs. S&P 500 since quote

Cumulative Investments



566
186
751
~$750 million invested
Growth Capex[1]
R&D Expense
Total

NOPAT: 2013 vs. 2016



241
269
3.7% ROIIC
2013
2016

Source: Company filings; Arconic Investor Presentations

Note: R&D expense allocated to each segment based on consolidated R&D as a percentage of revenue

1. Growth capital expenditures are calculated as Capital Expenditures for Continuing Operations less 50% of Depreciation and Amortization (management has previously estimated sustaining capital is 50% of D&A – see Arconic Investor Day, December 14, 2016); 33% tax rate. Excluding R&D from the denominator, ROIIC is 4.95%

Approximately $750 million deployed for $28 million in returns

GRP Results:
Management's Numbers Are Misleading

There are two scale players in North American automotive sheet. Comparing to the Top 10 weighted average includes a significant number of sub-scale European producers. Comparing to the North American peer, Arconic's costs are significantly higher. <u>Benchmarking more appropriately shows that there is between $100-$120/MT which suggests a potential ~$20-$30 million opportunity on current production</u>

Only Arconic's management would suggest there is "Little to No Cost Opportunity" when their own math demonstrates that Arconic (a scale player) is at best in-line against "Top 10 w/Avg" which in most of these categories includes a significant number of small sub-scale producers

The Facts: CRU Data Suggests Little to No Cost Opportunity

CRU benchmarking data: Arconic GRP vs. top 10

	2015 Total Cost ($/ton) as per CRU Cost Data				
	Top 10 wAvg[1]	Arconic wAvg[2]	Δ	Theoretical CRU Cost Saving[3] ($M)	Arconic Commentary
Auto Body[4]	3,294	3,255	(1.2)%	($5M)	
Brazing Sheet	3,048	2,880	(5.5)%	($19M)	
Heat Treated	3,430	3,356	(2.2)%	($4M)	
Plate	3,740	3,858	3.2 %	$19M	✗ Not relevant; Arconic is focused on differentiated, higher margin, premium products
Can Body Stock	2,562	2,630	2.7 %	$39M	✗ Not relevant; Arconic is exiting this segment in North America by 2018

GRP's cost st... already in-lin... than the weigh... cost structur... largest prod... relevant se...

Management has a strategy in place to further improve the cost and margin structure; is expected to add ~200bps or ~$100M[5] adjusted EBITDA by 2019

Source: Arconic; CRU Aluminum Rolling Cost Model
1) CRU Aluminum Rolling Cost Model weighted average of top 10 producers by volume (excludes Arconic)
2) Weighted average cost across all Arconic GRP mills in each CRU category, respectively
3) Arconic's interpretation of CRU Cost Data. Opportunity size excludes improvement potential in "Auto Structural" and "Other" given theoretical opportunity size is negative and/or not applicable
4) As defined by CRU (excl. Auto Structural)

ARCONIC

62

Brazing Sheet may be Arconic's strongest product category – but even here, management includes a single large outlier that skews the Top 10 weighted average by ~$90/MT

Arconic is only able to arrive at a higher Top 10 weighted average by including a single outlier. Excluding that one outlier, Arconic's costs are ~$50/MT higher than the Top 10 weighted average

This does not add up. Management has said they will increase margins by 200 bps. But 159 bps alone come from exiting the negative margin Tennessee packaging business not new EBITDA

Highly Relevant. Arconic's management has repeatedly made the argument that can sheet profitability had so eroded that it was forced to exit the business. In contrast, our argument has been that Arconic's cost position relative to peers has worsened over and above any industry dynamics. Management's own data supports this contention. Further, Arconic retains significant international can body stock business in its Qinhuangdao and Samara facilities. <u>Comparing those plants to their relevant geographic competitors suggests that Arconic has a ~$15 to ~$30 million cost opportunity</u>

Source: Arconic Investor Presentation, March 27, 2017

GRP Results:
Historical Results Lag Peers, Best-In-Class

To illustrate the potential for cost improvement at GRP, based on a bottoms-up analysis, we analyzed GRP's 2015 mix and cost position relative to peers. The opportunity for improvement was enormous

		CAN BODY STOCK	PLATE	BRAZING SHEET	AUTO BODY	HEAT TREATED	AUTO STRUCTURAL	OTHER	TOTAL
Industry Avg.	Opportunity size	$70M	$32M	$1M	$20M	$2M	$1M	$21M	*~$150M*
									Mid Pt. ~$245M
Best-in-Class	Opportunity size	$99M	$81M	$31M	$15M	$22M	$1M	$89M	*~$340M*
Best-in-Class with BDP on Overhead/WIP	Opportunity size	$127M	$95M	$35M	$15M	$27M	$1M	$102M	*~$400M*
BDP Across the Board	Opportunity size	$242M	$117M	$53M	$59M	$42M	$10M	$218M	*~$750M*

$2.32-$4.41/share

Source: Elliott analysis derived from industry data

Notes:

- Industry Average: Production cost improvement opportunity calculated as difference between Arconic production cost and average production cost summed across Raw Material, Overheard & WIP and Other. Where Arconic's costs are lower than average at the cost-bucket level, $0 improvement opportunity assumed; other and total buckets are weight averaged based on Arconic tonnage for industry costs
- Best-in-Class: Production cost improvement opportunity calculated as difference between Arconic production cost and best in class ('BIC') production cost of the top 10 volume producers for each product; Other and total buckets are weight averaged based on Arconic tonnage for industry costs; Production cost opportunity based on non-China benchmarking; Opportunity size calculated using global Arconic volumes
- Best in-Class w/ BDP on Overhead and WIP: Production cost improvement opportunity calculated as difference between Arconic production cost and best in class ('BIC') production cost of the top 10 volume producers for each product, BDP overhead and WIP used in place of BIC overhead and WIP; Other and total buckets are weight averaged based on Arconic tonnage for industry costs; Production cost opportunity based on non-China benchmarking; Opportunity size calculated using global Arconic volumes
- BDP Across the Board: Production cost improvement opportunity calculated as difference between Arconic production cost and Best Demonstrated Practice (BDP) production cost (lowest cost line item across top 10 producers) summed across Raw Material, Overheard & WIP and Other; Other and total buckets are weight averaged based on Arconic tonnage for industry costs. The cost-level established by "Best Demonstrated Practice" may not be fully achievable. The components of rolling costs are interactive, i.e. one component might be low or high directly as a result of another being high or low

GRP Results:
Lots of Spin, Little Math

EBITDA, free cash flow and ROIIC matter most in the rolling business - not Margin and EBITDA/MT. In 2013 Arconic management said it was going to generate $344/MT on a base business of 1,989 tons. Since then, Arconic has shrunk by more than 400 kMT resulting in $138 million in lost EBITDA dollars. *Note: Novelis, Kaiser, Constellium and AMAG have all increased production while Arconic GRP has shrunk*

Arconic's position in the two key end-markets is not differentiated. Novelis is a larger and stronger competitor in automotive sheet and Constellium is a larger and stronger competitor in aerospace sheet. Moreover, Arconic's supposed innovations have largely benefited peers. Auto suppliers forced Arconic to share technology with Novelis and Constellium has similar aluminum lithium capabilities.

Arconic management is simply taking credit for the natural cyclical recovery from the financial crisis. Using 3-year rolling averages for both EBITDA margin and Arconic's preferred EBITDA/MT metric, GRP's adjusted EBITDA margin (which excludes the low-margin divestitures) has improved by a grand total of 70 bps since the end of the crisis (2010) and EBITDA/MT has decreased by $22

fror ... Aerc ... y actio

Actions Taken	Leadership Position Established	Financial Performance
▪ **Proactively exited low margin businesses**	~85% of revenue from products with #1 or #2 market position[(1)]	GRP Adjusted EBITDA Margin
▪ **Built the automotive sheet business** with investments at Tennessee and Davenport	Differentiated position in sheet and plate	
▪ Invested in **unique capability** to produce the world's largest single-piece aluminum airframe parts	Signed $4B+ in aerospace contracts since 2014	
▪ Commercialized **market leading innovations**, e.g. – Adhesive bonding, advanced aerospace alloys, brazing solutions and MicroMill™		



890 bps
11.9%
3.0%
2008
2016

Arconic has invested $751 million in growth capex and R&D into GRP to generate an incremental $28 million of NOPAT for a 3.7% Return on Incremental Invested Capital (ROIIC). Further, Arconic's automotive expansions have come at a significantly higher capex/MT than peers

At Arconic's recent Investor Day, management grudgingly admitted that contracts that it trumpets as new wins include the rollover of existing business. Given the limited number of suppliers from which Boeing and Airbus have to choose, such contract "wins" are not a great accomplishment

Source: Arconic a...
1) Refers to 20...
See Appendix for ...

ARCONIC

28

Source: Arconic Investor Presentation, March 27, 2017

Poor Operating and Financial Results

Section Summary
$6.2 billion Spent, Only $154 million NOPAT; Missed Targets

Engineered Products & Solutions
Missed Targets, Poor ROIIC, Absence of Growth, Lags PCC

Firth Rixson
$1.9-$2.5 billion of Value Destruction

Global Rolled Products
Missed Targets, Management Spin, Poor ROIIC

Transportation and Construction Solutions
Lack of Growth Despite "Secular" and Cyclical Tailwinds

ELLIOTT®

TCS Results:
Yet Another Set of Missed Targets


TCS Revenue
$2,130
$1,802
15%
below
2016 Target
Actual Results


EBITDA
$320
$291
9%
below
2016 Target
Actual Results

Source: Company filings; Arconic Investor Presentations
Notes: TCS targets adjusted downward for FX in-line with management commentary

TCS is yet another example of management failing to achieve its targets

TCS Results: 4.3% ROIIC, Arconic's Best

From the end of 2013 to the end of 2016, Arconic invested $210 million dollars in growth capital expenditures and research and development in TCS. For the **$210 million invested**, Arconic generated an incremental **$9 million of NOPAT** for a **Return on Incremental Invested Capital of 4.3%**

Cumulative Investments


$146
$65
$210
$210M invested
Growth Capex[1]
R&D Expense
Total

NOPAT: 2013 vs. 2016


$167
$176
4.3% ROIIC
2013
2016

Source: Company filings; Arconic Investor Presentations

Note: R&D expense allocated to each segment based on consolidated R&D as a percentage of revenue

1. Growth capital expenditures are calculated as Capital Expenditures for Continuing Operations less 50% of Depreciation and Amortization (management has previously estimated sustaining capital is 50% of D&A – see Arconic Investor Day, December 14, 2016); 33% tax rate. Excluding R&D from the denominator, ROIIC is 6.19%

Management's best investments = 4.3% return on incremental invested capital

ELLIOTT®

TCS Results:
Absence of Revenue Growth Is Odd

TCS is really three businesses, Business & Construction Solutions (BCS); Wheels; and Latin American Extrusions (LAE). The two main businesses are flat despite both cyclical and secular tailwinds

- BCS is approximately 56% of TCS Sales – primary market is North America
- Wheels is approximately 38% of TCS Sales – primary market is North American Class 8 Trucks

BCS Business Is up 3%



$977
$1,002
$951
$1,010
2013
2014
2015
2016

Wheels Business Is down 2%



$702
$786
$790
$689
2013
2014
2015
2016

Source: Company filings
Note: BCS Business defined as "Architectural aluminum systems" from the 10-K; Wheels business defined as "Aluminum wheels" from the 10-K

For business which has enjoyed significant secular tailwinds, results are extraordinarily weak

TCS Results: BCS End Markets Have Been in Cyclical Upswing

In both the United States and Europe, the two primary geographic end markets (weighted to the U.S.), the non-residential construction industry is doing very well

US Total Non-Residential Construction Spending


$577
$629
$673
$700
Up 21.4%
since 2013
2013
2014
2015
2016

"Our BCS business is driven by favorable megatrends"


Target of 'Net Zero Energy' Building in EU by 2020[1] / USA by 2030[2]
Thermal Performance
Triple Insulating Glass
• + 40% Thermal Performance
• Air and water resistant
(Superior resistance to rot, warp, buckle due to moisture or weather exposure)
OptiQ™ Ultra Thermal Window
Blast Resistance
• Improves structural performance and glass retention by 60%
• 54% improvement in thermal performance
IR 501UT Framing
Hurricane Resistance
• Withstands object impact of over 50 mph
• 20% improvement in dynamic wind resistance
• 15% thermal performance improvement
1630SS IR Curtain Wall

"U.S. in 2013, we estimate that the construction of green buildings will be roughly about 45% of the total constructions of commercial buildings. In '16, it will increase to about 55%, 60%.... So as you can see, very, very well positioned within our Building & Construction Systems to, how could I say, capture the U.S. market recovery, right, in the next 3 years."

Olivier Jarrault, 2013 Investor Day

Source: Bloomberg Intelligence; header quote from Tim Myers, EVP TCS, Arconic 2016 Investor Day, December 14 2016; Arconic 2013 Investor Day, November 7, 2013

Yet BCS has increased sales by just 3% since 2013

TCS Results:
No Wheels Growth Despite Tailwinds

While North American Class 8 builds are down, Europe has recovered and aluminum wheel penetration doubled from 2010 to 2015

North American Class 8 Heavy Duty Truck Builds



243
293
319
225
2013
2014
2015
2016

EU+EFTA Heavy Duty Truck Registrations



239
225
267
297
Up 24% since 2013
2013
2014
2015
2016

Source: Bloomberg Intelligence; Arconic Investor Presentations
Notes: EU and EFTA heavy duty truck registrations in thousands of units

"Secular Tailwinds"



Global Aluminum Wheel Penetration % ($)1
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
~10% CAGR
4x
1970
1980
1990
2000
2010
2015

"4x more customers are adopting aluminum wheels than they were 15 years ago…that's pretty good, right? What's really good about that chart is the aluminum wheel cost is about twice what a steel wheel does. So if you're back into the math, it says that only 20% of the aluminum wheels in that market or the wheels in that market are aluminum today." – Tim Myers, EVP TCS, 2016 Investor Day

"And that market continues to grow at least at the speed of 10%, 15%." – Jose Drummond, Fmr. EVP TCS, 2015 Investor Day

TCS wheels sales were down 2% since 2013, while aluminum penetration grew at a ~10% CAGR from 2010 to 2015



Incoherent Strategy

ELLIOTT ®

Incoherent Strategy

Investor Skepticism

Undervaluation Grows as Investors Look Further Out

No Fit Between Means and Strategic Ends

Arconic Does Not Understand How Activities Fit Together

GRP Strategy Is Clearer but Misguided

Emphasis on EBITDA/MT Growth over Utilization Is Wrong

Investors Are Skeptical of Arconic's "Strategy"


2017E EV/EBITDA
8.5x
10.1x
1.6x
delta
Arconic
Mean
2018E EV/EBITDA
7.4x
9.2x
1.8x
delta
Arconic
Mean
2019E EV/EBITDA
6.5x
8.6x
2.2x
delta
Arconic
Mean

Source: Bloomberg; Elliott analysis. Utilizes broad universe of aerospace and industrial businesses.

Greater discount in future years = less confidence in growth

Incoherent Strategy

Investor Skepticism
Undervaluation Grows as Investors Look Further Out

No Fit Between Means and Strategic Ends
Arconic Does Not Understand How Activities Fit Together

GRP Strategy Is Clearer but Misguided
Emphasis on EBITDA/MT Growth over Utilization Is Wrong

ELLIOTT®

"Strategy is creating fit among a company's activities. The success of a strategy depends on doing many things well – not just a few – and integrating among them. If there is no fit among activities, there is no distinctive strategy and little sustainability. Management reverts to the simpler task of overseeing independent functions, and operational effectiveness determines an organization's relative performance."

Michael Porter, "What is Strategy?", Harvard Business Review, November-December 1996 Issue

ELLIOTT ®

Incoherent Strategy:
Arconic's "New" Model

Arconic unveiled its new "strategy" in December 2016, and while it seemingly derived visual inspiration from PCC, there was a stunning lack of substance

Arconic's new "strategy"

Visually similar to PCC's strategy, but what about the details?

December 2016



Arconic: Focused on Driving Shareholder Value with an Owner Mindset
Arconic Shareholder Value Creation Model
OWNER MINDSET
Innovation
Market Share / Growth
Returning Cash to Shareholders
Shareholder Value
Productivity / Overhead Cost Reduction
De-Leveraging
Capital Efficiency
OWNER MINDSET
ARCONIC

December 2014



PCC Shareholder Value Creation Model
Operating Performance
Asset Utilization
Productivity
Revert Capture
Market Share Expansion
Vertical Integration
Technology Application
Shareholder Value
Cash Generation
Acquisitions
Identify Critical Capabilities
Drive Cost Improvements
Seek Vertical Integration
Share Repurchase

Source: Company communications; PCC communications

Is there "fit" among Arconic's "strategy?"

Incoherent Strategy:
How Do Arconic's Activities Support Its Ends?

Please read this meandering explanation of company strategy by Dr. Kleinfeld

"With Arconic, we also have an opportunity to create a very unique culture. And this chart really shows you what our view of that culture is, particularly important for you. We apply to pretty much everything we do [to an owner's] mindset. We look at this company as though we are the owners. We look at this company as though the money that's put in there needs to get the returns to us that you want, driving shareholder value here. Now how we do this? There's a couple of different levers here, obviously. One thing is, driving it through the business performance. I talked about innovation already. Market share increased as well as growth, productivity, overhead reduction. So this -- you would see a lot of this here today, also on the business presentation. But we also look very, very strongly at applying the funds in a way that the capital is used in a very efficient way. So we put a lot of pressure on the capital efficiency. And Ken and I, as well as -- we'll talk about that. As you know, we started with a balance sheet that was quite levered, and we will de-lever it. And the good news is, with what we are going to do, we have the means to substantially de-lever it. And last, but not least, we also will look at how can we return cash to shareholders. This is our mindset. This is kind of our mantra. This is what you will see throughout the day. I mean, people are pretty much emphasizing, how long we're going to address these things."

Dr. Klaus Kleinfeld, Arconic Investor Day, 2016



Arconic: Focused on Driving Shareholder Value with an Owner Mindset
OWNER MINDSET
Innovation
Market Share / Growth
Returning Cash to Shareholders
Shareholder Value
Productivity / Overhead Cost Reduction
De-Leveraging
Capital Efficiency
OWNER MINDSET
ARCONIC

Management's new "owner mindset" is a collection of talking points, <u>not a roadmap</u> to building a better business and generating returns for Arconic's shareholders

Management's monologue is like an essay from a college student who has read the Cliffs' Notes and knows the buzzwords, but has not read and does not understand the book

<u>Management is simply faking it</u>, in our view

Source: Arconic Investor Presentations

In saying everything, this means nothing

Incoherent Strategy:

Arconic's New Approach – Deconstructed

We believe Arconic management thinks the key to shareholders' hearts is by returning capital. They do not understand investors. The issue is not the amount of capital invested but the returns on that capital. <u>Elliott would be happy were Arconic to retain every dollar it earns as long as management would invest that capital at reasonable rates of return</u>



Arconic: Focused on Driving Shareholder Value with an Owner Mindset
Arconic Shareholder Value Creation Model
OWNER MINDSET
Innovation
Market Share / Growth
Returning Cash to Shareholders
Shareholder Value
Productivity / Overhead Cost Reduction
De-Leveraging
Capital Efficiency
OWNER MINDSET

It is difficult to have sufficient capital to innovate when your core operations do not generate free cash

Market share growth only creates value if the growth is profitable – with returns above the cost of capital

If Arconic were to demonstrate real growth and be successful at integrating growth acquisitions, shareholders would not require repurchases or dividends

Productivity only creates value if it is captured by the firm as higher margins or – if passed along to customers – generates higher volume. Firing employees is not a sustainable strategy

Source: Arconic Investor Presentations

Incoherent Strategy:
Cutting for Cutting's Sake

Investors want Arconic to grow and generate returns above its cost of capital. Artificial limits on capex do not make sense. Benchmarking to management's own projections means that Arconic could continue to underperform peers while management is handsomely compensated

Management's pitch appears to be: "We will not spend as much on capex and we will beat numbers we devise"



2 Driving Returns Through Operating Performance and Focus on Capital Efficiency
Return on Net Assets (RONA): 2016 Actual, 2017 and 2019 Targets
400-500 Basis Point Improvement in RONA through 2019
RONA impacted by separation
• Arconic retained Alcoa Inc.'s ~$8.8B of debt (necessary to prudently capitalize Alcoa Corp.)
• Adjusting for separation impacts, Arconic's 2016 RONA was 9.7%
+400 – 500 bps
9.7%
7.1%
~9%
~11-12%
2016
2016
2017
2019
Excluding Separation Impact
Reported
Targets
Prudently Managing our Capital Base
• Reducing debt incurred via the separation ($1B debt reduction planned in 1H 2017; further potential reduction using proceeds from Alcoa retained interest monetization)
• Exacting capex approval process with rigorous CEO, CFO and Board review (Capex capped at ~5% of annual revenue)
• Enforcing strict growth investment criteria (15% IRR and payback of <5 years)
• Reducing Working Capital Days (3-7 day reduction targeted in 2017)
• RONA is the appropriate metric for Arconic; it aligns management with shareholder value creation
• Represents 50% of long-term executive compensation (based on 3-year plan)
ARCONIC
48

Was the sale of the Company's Alcoa Corp. stake done tax efficiently or did it consume tax assets?

No reason to artificially limit capital expenditures. If there are good growth projects, Arconic should pursue

Benchmarking against management's own 3-year plan means Arconic could continue to massively underperform for shareholders while management makes a fortune

Source: Arconic Investor Presentation, March 27, 2017

Incoherent Strategy: Arconic's Three Year Strategic Plan

Optimistic buzzwords do not amount to a credible strategy

Innovation and Share Gains Will Continue To Deliver Substantial Value

Three-year strategic plan

1 Deliver Profitable Growth

Grow revenue above market

- Distinct focus on **attractive markets** with **multi-year tailwinds**
- **Share gains** on **next-generation programs** (aero engines, aero airframes, automotive)
- Leverage **comprehensive product offering** to drive new contract wins
- Continue to **partner constructively** with our **customers** for **long-term success**
- **Innovate** breakthrough products, solutions and processes

Expand margins across the board

- **Run-rate production with best-in-class processes** of next-generation programs
- Roll-out of **differentiated products** with attractive and defensible margins
- Increase plant **capacity utilization**
- Focus on **overhead efficiencies** (<1% of revenue in 2019)

2 Optimize Returns

Focus on capital efficiency

- Exacting **capex management**
- **Working capital** improvement
- **Interest savings** from **reduction of excess debt** incurred **due to separation**
- **Exit** lower return or undifferentiated **businesses**

7-8% Revenue CAGR[1]

~250bps combined segment EBITDA margin increase by 2019[2]

+400 – 500bps RONA improvement by 2019[3]

Focused on creating long-term sustainable value for shareholders through innovation, execution discipline and operational excellence

ARCONIC 37

Which market? The midpoint of the Company's 2019 guidance - $13.98 billion is actually below what the Company would earn - $14.26 billion - if it grew in-line with its own estimates for the growth of its end-markets

This is what Dr. Kleinfeld has been saying for years

We have been in a historic aerospace upcycle – what has Arconic management been doing?

~80 bps of RONA improvement just from debt paydown

Is Arconic really gaining share? Core EPS (ex-Firth Rixson and RTI) is actually projected to grow slower than management's industry estimates

Outside of industry-driven automotive sheet and aerospace growth, Arconic is poised to shrink

Source: Arconic Investor Presentation, March 27, 2017

"Things are going to get better" is not a strategic plan

Incoherent Strategy:
Dr. Kleinfeld Does Not "Get It"

Management's apparent strategy is "all of the above" – low-cost, technology leadership, better relationships with the customer. Unfortunately, "all of the above" is not an effective strategy

Douglas Dethy, DC Capital: "One of your most successful competitors [PCC] has a strategy of low prices and very high capacity utilization. You're bringing a lot of innovation and how met [ph] you acquired that -- strategy. But the other -- I got all the gross margin dollars over time. And how -- what assurance do you have that you can get your share of the gross margin dollars on these products over time to reward you for your innovation?"



Dr. Klaus Kleinfeld: "And I think it would be wrong to go away with saying, hey, we are only going for markets where there is an innovation future because in the end, you saw also a lot of innovations are around process optimization, right? So in reality, they drive costs down. The ideal situation is to combine these worlds, and that's exactly what we're trying to do. I mean, we are at scale here. So scale-wise, I mean, we are at a level where we can do this. **So it's not that we are not looking at utilization** or factories, right, but what we have the advantage that we also have a lot of technology. So we want to get to a position where, ideally, we can combine those both worlds, where we can give the customer a value, at the same time, at lower costs."

Source: Arconic Investor Day, November 4, 2014

Douglas Dethy – a long-time Arconic investor – is making a very simple, but important point. Arconic has invested a considerable amount of money in R&D. This is usually a differentiation strategy – you have unique product that enables you to take price. Can Arconic do that?

Dr. Kleinfeld's answer betrays his absence of strategic coherence. Arconic does it all – lowest cost, most innovative, closest to the customer. As anyone who has graduated from business school knows, it cannot all be true.

Strategy is not "all of the above", it is inherently about trade-offs

Coherent Strategy:
PCC Has a Clear Idea of How to Generate Returns

Mark Donegan has a clear understanding of the relationship between PCC's activities and its strategic ends. This is the genuine article. Accept no substitutes

"It's starts with going after Asset Utilization, Labor Productivity, and Revert to Lower Cost:

"The one thing we've seen over the years, so I'm just kind of giving you 3 basic kind of concepts to it, but the one that's really become very important to us is asset utilization. And if I think of how I define that, I don't care if you're looking at a casting furnace, a forging press, machine tools, it's finding the ability to create more headroom, more opportunity, more casting time, more cut time, chip time, whatever it is, that creates the opportunity to put more volume over the same asset. And that is something that we'll hear more about as we go through this, but it's just become a key driver and it's been able to deploy, like I said, across all of our -- TIMET, a whole utilization of assets that's been actually essential to us.

"Productivity. We're a labor-intensive business in a lot of areas. So finding the entitlement, what do we know, what's the best performers, how do we get all the other people to come up to speed, what – how can we drive the constant performance crest, Max or investing or the foundry, whatever it is. Maximizing that productivity for us is a never-ending job to find kind of that headroom. Everything has got a bell curve to it, so being able to find out best performers and continuing to go after that across a large array of people.

"And then the other one we've talked about frequently is revert. I mean we've done a good job over the years in terms of nickel. So if you look at what we did with SMC back in the airfoils, structurals, forged products, but finding that low-cost material is essential for us. We're a metals business. There's a huge difference between virgin and revert and we've had to find ways to create qualification, processes that can expand and use that revert level. When I first started as a business, we had to use 100% virgin. In most cases now, we have the ability to use 100% revert. We're now moving into titanium. So with the acquisition of TIMET, this whole revert stream provides us a low-cost material into all of our businesses. (quote continues on next page)

1. Maximize production from your **assets**
2. Maximize production from your **people**
3. Maximize production from your **materials**

"With a strong factory supervision background, [Mark Donegan] spends a majority of his time visiting [PCC] facilities around the world."

Citi, December 13, 2010

Source: PCC communications

Coherent Strategy:
PCC Operations Drive Growth

Arconic doesn't get it. They describe PCC's cost-focus as coming at the expense of growth. This is a critical mistake. PCC grew *because of, not in spite of,* its cost-focus

"High marks for management. CEO Mark Donegan has a manufacturing background and graduated from the GE manufacturing management program in 1979, two years prior to Jack Welch becoming CEO. His chief success prior to taking the reins at [PCC] was at the helm of Wyman-Gordon, a [PCC] subsidiary where he led the business to historically high operating margins and growth. We think the most notable aspect of Mark Donegan's career was his ability to manage a manufacturing concern profitably through the aerospace decline in the 1990's."

Goldman Sachs, October 10, 2007

"From there, we want to take that baseline cost structure and we want to go back into the market where we want to drive for market share. We'll also take and add to that the ability we have on vertical integration. And vertical integration comes in, in a number of ways. It could be as simple as providing alloy into a business and capturing whatever the lost leakage is in terms of profit from the standpoint of raw materials. It can cross into other businesses moving a forged product into a aerostructures product to machine it and provide a more complete assembly. And it also crosses in technology.... So market share is key and then we take that and drive that back across the assets that we created more capacity. So if you look at what we've done in Andrew's group and at aerostructures and I look at the standard of excellence in the machine tool business when we buy them, we've been able to get 50% to 70% more utilization of the asset. You go out and get the market share, you put that market share across the same asset and you get a very significant value creator. M&A has been and will continue to be a key part of our business.... So we're just not out there looking for stuff. We're not looking for just sales growth. We're looking for key assets that give us an expanding portfolio, attack our costs, long-term market share gain and growth, in a lot of cases, going after that vertical integration. Normally, when we go at the point that we've -- that we're actually going to acquire a company, we've been in some sort of planning, negotiations, conversations that go anywhere between 3 to 5 years to get the right assets. So we're not necessarily looking for things that are for sale, we're looking for the right assets for us."

Mark Donegan, December 3, 2014

4 Lower own costs to drive market share

5 Use M&A to pursue growth markets or vertical integration

6 Drive utilization of acquired company back into the PCC virtuous circle

"[PCC] generally leverages superb execution for market share gains through pricing strategies and long-term contracts. We believe [PCC] is one of the best operators in our space, as operating margins are generally above peer companies."
Bank of America, June 4, 2014

Source: PCC communications

Coherent Strategy:
PCC's Virtuous Circle – Its Flywheel

"[PCC] generally leverages superb execution for market share gains through pricing strategies and long-term contracts. We believe [PCC] is one of the best operators in our space, as operating margins are generally above peer companies."
Bank of America, June 4, 2014

Good companies build virtuous circles of mutually reinforcing activities – flywheels that generate sustainable profits over the long-term. PCC uses cost leadership and sole source positions to gain leverage which drives incremental volume (primarily) and price (secondarily). This leads to higher free cash flow, which provides the funds to invest in cost-reducing capex and acquiring companies with sole source positions



Cost Leadership
Buy/Build Sole-Source Positions
Higher asset turns, more revert, lower cost
Leverage with Customers
Demand More Volume
PCC
Demand Higher Prices
Higher Operating Cash Flow
CapEx
R&D
Acquire Growth Companies

ELLIOTT®

Incoherent Strategy:
Compare How PCC Focuses on Plants as Integral to the Strategy

The contrast between the frequency, tenor and content of how Dr. Kleinfeld speaks about plants vs. PCC is very telling

Dr. Kleinfeld Discussing His Plant Strategy, Culture, etc.

"[Productivity idea generation is] a very robust system because it goes down to the plant. I mean, everybody is involved."

October 8, 2014

1
instance we can find of Dr. Kleinfeld speaking coherently about plant strategy



Mark Donegan Discussing Plant Strategy, Culture, etc.



7/27/15: I look at when we go and do an acquisition, we not only look at what they, what's the product line, but we look at where that -- where can we bring the management, how do we think they can digest it. In the time we were doing due diligence, we were visiting plants.

1/22/15: [Demand signals] are sent out to basically all of our plants and our customers that we support other component manufacturers.

12/3/14: It is that relentless attack every day on every plant that finds out where the value is, extracts it and then drives it through kind of that drumbeat.

12/3/14: I don't care if we're looking at a plant manager in a quarterly view, day-to-day, we'll take what their plant's doing and we'll immediately say, okay, here's what that means to the shareholder.

12/3/14: A lot of the R&D we do happens in the facilities. So if you look at all of the ti-aluminide, that's done in the plant.

12/3/14: ...I understand what the customer wants and if you look at some of the re-engining, the first high-pressure blades are the most complex parts we've ever manufactured, that occurred in the plants day-to-day using the resources from corporate or other businesses.

5/8/14: We're going to deliver substantially improved performance on our end markets. And we're always going to do it in an environment that each plant feels as though they are the whole company

5/8/14: ...to date the teams have basically focused on the opportunities inside their plants. So they're getting solid traction on yields, productivity, utilization of the assets.

10/24/13:But we always like -- when we can get a plant of substance, we always like to have that plant stand on its own so we can put one dot on somebody's head, and we know what they do and all

9/17/13: ...we have a wide array of facilities, so it's not though we're taking and overloading a single facility...we have the ability to spread that load over multiple plants.

9/17/13: I spent 11 out of 13 weeks grinding away in the plants. Kevin will spend 12 out of 13 weeks grinding away in the plants... you live and breathe it, and that's kind of the way what makes us tick.

7/25/13: ...if you went and had a conversation with any plant manager, I think everyone would immediately go to, "Here's where my opportunity is."

1/24/13: We do drive down the stock EPS and all that to our plant levels. So yes, it is a tool. In fact, we've got a group of people that are going to be together tomorrow that we're going to share with them how this impacts them.

11/28/12: So if you go out and talk to the plant manager, the manager manufacturing, the finance person at the plant, they'll all speak the same language.

10/25/12: ...the surprise for us has been the capability and the talent of the management to absorb, to maintain, get in and run the plants the way we want to run and see the opportunities.

1/26/12: We have the bulk of the capacity in place. And we are keenly focused as an operation, plant-by-plant, person-by-person, on delivering that strong drop to an incremental as the sales come through.

1/21/10: [managers] have been very good at looking how to utilize excess assets or combining assets in the Fastener side that kind of lets them maximize various sets of assets at a particular plant.

7/21/09: ...could I [quantify scrap] by plant, yes, I mean I see it broke in those categories.

10/21/08: Operationally, I think they continued to see solid performance, and again if I look at our aerospace plants, you got a group of people that are kind of attacking their cost model on of all parts, materials, yields, productivity.

Incoherent Strategy:
The Results Speak Volumes

PCC outperformed Alcoa by 164%, but Dr. Kleinfeld was paid 25% more than Mark Donegan

"So you've just seen the acquisition of PCC that's underway by Warren Buffett's Berkshire Hathaway. And he paid for a business that is having $10 billion of revenue, whereas $6 billion of those $10 billion are having a full overlap with us, $37 billion. So you get a feel for the value that's possible there."

Dr. Klaus Kleinfeld, October 8, 2015

Alcoa vs. PCC TSR % May 2008 through December 2015



+96%
(68%)
164%
WORSE
M-08
O-08
M-09
A-09
J-10
J-10
N-10
A-11
S-11
F-12
J-12
D-12
M-13
O-13
M-14
A-14
J-15
J-15
N-15

Alcoa Annual TSR % Relative to PCC

(64%) TSR vs. S&P 500 since quote



(17%)
(38%)
(30%)
(62%)
(13%)
(18%)
60%
(33%)
2008
2009
2010
2011
2012
2013
2014
2015

2008-2015 Cumulative CEO Compensation



$89M
$111M
$22M MORE IN COMP
Donegan Compensation
Kleinfeld Compensation

Source: Bloomberg
Note: Total shareholder return calculated May 1, 2008 through December 31, 2015

Incoherent Strategy

Investor Skepticism

Undervaluation Grows as Investors Look Further Out

No Fit Between Means and Strategic Ends

Arconic Does Not Understand How Activities Fit Together

GRP Strategy Is Clearer but Misguided

Emphasis on EBITDA/MT Growth over Utilization Is Wrong

Incoherent Strategy:
GRP Strategy Is Clearer; but Ill-Advised

Arconic wants to turn GRP into a "value-add" producer, but in doing so, it is sacrificing utilization and producing inferior returns

Arconic is saying its GRP strategy is to have higher priced products and thus higher margins. This might sound good. But if it requires massive capital expenditures, does not change the industry structure (competitors have the same technology) and it comes at the expense of utilization leaving high fixed cost assets idle – it will lead to lower EBITDA and much lower free cash flow.



"The unifying mission or thread of this transformation is really the move to a higher margin product mix."

Kay Meggers
December 14, 2016

Incoherent Strategy:
EBITDA/MT Is Actually Flat-Lining

Despite all the talk of a shift to "value-add", EBITDA/MT has flat-lined



EBITDA/MT 3-Year Rolling Average
"Shift to Value-Add"
Crisis Recovery
$162
$239
$345
$340
$324
$306
$322
Up 113%
Down $23 in EBITDA/MT
Down 7%
2008-2010
2009-2011
2010-2012
2011-2013
2012-2014
2013-2015
2014-2016

Source: Arconic Investor Presentations

Incoherent Strategy:
Implicit Admission of Failed Strategy

GRP strategy only works if other players do not add auto sheet capacity. Otherwise Arconic's rolling mills will remain "permanently" underutilized

The whole GRP strategy was predicated on being dominant in automotive sheet. But, now new growth has been put on pause because competitors piled in: *"On the North America auto sheets, we see continued strong growth, as you can see here, next year as well as over the 3 years, in the 22% range. There we made a conscious decision after capturing the first wave of automotive light-weighting with Ford, when we saw that our other competitors there, Constellium, were investing when we held back, because we did not want to create overcapacity. We know very, very, very painfully what that means to our results from packaging. So that's why we made the conscious decision to instead focus on the commercialization of the Micromill, which I will talk about a little later. The growth potential that we have left in automotive is during the ramp-up of Tennessee and to close the remaining capacity that we have there or fill it, plus we will also continue to creep our capacity in both Davenport and Tennessee."*

Kay Meggers, Global President of GRP at Arconic
December 14, 2016



Translation: Our competitors are ramping in auto too; Tennessee to remain underutilized for the foreseeable future

Explicit admission of a failed strategy?

"Second fact is we do not intend to build out or change the packaging side of the Tennessee mill into an automotive line."

Dr. Klaus Kleinfeld, January 31, 2017

ELLIOTT®

Incoherent Strategy:
Arconic Lacks Market Power in Automotive

Automakers forced Arconic to share its technology with peers

Analyst: "You're an innovative company, you have a lot of proprietary products. Do you actually get paid for it?"

Dr. Klaus Kleinfeld: "Yes. I mean, the question on innovation and what the returns are I think I answered previously."

Dr. Klaus Kleinfeld: "And, Jorge, you were there at the ATC and you saw it with your own eyes and others did too. There was a lot of examples – lot of critical examples that contribute substantially to the profitability as well as the revenues. I mean, just to pick out a few, this very unique Flite-Tite fastener, the 787 mission critical fastener that allows for lightning strike protection. **The A951, which really is a bonding – is the bonding for the Ford F-Series, which really allowed – enabled Ford to go all aluminum allowing for the benefits that we're already seeing here in GRP. The automotive ramp-up would not have been possible**. The 3D core blades on the F-135 engine – this is the engine that goes into the Joint Strike Fighter. And the list is long. And if you look at the 90% of the alloys that ever have flown and the west have been invented by what's today Arconic and past Alcoa, this all would not have been possible without the investments in R&D."

Arconic Earnings Call, January 31, 2017

"**At the request of automakers, Alcoa Inc. is making its patented Alcoa 951 bonding process available to competitors who also supply aluminum to the auto industry**. Alcoa 951 coats aluminum to prevent corrosion and prepare the surface for adhesives. It will help automakers produce more structural load-bearing parts made of aluminum. Novelis Inc., another major aluminum supplier, says it can use Alcoa 951 but has its own coating. **Alcoa spokesman Kevin Lowery said the company rarely shares its proprietary technology with competitors but is doing so with 951 'at the request of automakers**.' **He declined to name the automakers that applied the pressure**."

Automotive News, December 9, 2013

Ford made Arconic share its innovations with Novelis. Now Novelis is the #1 auto sheet supplier. Arconic did the work. Novelis got paid



Poor Asset Utilization

ELLIOTT®

Poor Asset Utilization

The Importance of Utilization

In a High Fixed Cost Business, Turns Matter

Arconic vs. PCC/Novelis Proxy Co.

ARNC Net PP&E = PCC + Novelis, but Gets Much Less Revenue

Turns Lag Across Arconic's Business

No Matter the Metric, Arconic's Assets Are Underutilized

ELLIOTT®

Poor Utilization:
Consequences of an Incoherent Strategy


LOW ASSET UTILIZATION + POOR OPERATING DISCIPLINE
LOWER SALES, MARGINS, EARNINGS
LOW FREE CASH FLOW
POOR TSR



"So <u>it's not that we are not looking at the utilization of factories</u>, right, but what we have the advantage that we also have a lot of technology so we want to get to a position where ideally we can combine those both worlds where we can give the customer a value at the same time at lower cost."

Dr. Klaus Kleinfeld, November 4, 2014

ELLIOTT ®



"But the one that's really become very important to us is asset utilization. And if I think of how I define that, I don't care if you're looking at a casting furnace, a forging press, machine tools, it's finding the ability to create more headroom, more opportunity, more casting time, more cut time, chip time, whatever it is, that creates the opportunity to put more volume over the same asset."

Mark Donegan, December 3, 2014

ELLIOTT ®

Poor Underlying Performance: Telling That Management Stopped Providing Utilization

Historically, Arconic/Alcoa disclosed utilization at EPS and GRP. But, beginning in the middle of 2012, Arconic/Alcoa stopped reporting these figures. In conversations with investors, Dr. Kleinfeld insisted that Arconic/Alcoa had never shared its utilization figures and, further that utilization was an unimportant and misleading metric. On both counts, nothing could be further from the truth



Global Rolled Products: Strong Top- and Bottom-Line Growth
Record Adjusted EBITDA per MT
Adjusted EBITDA/MT
10-YR Average ~ $235/MT
273
253
249
276
226
201
314
327
409
2002
2003
2004
2005
2012 YTD 3rd Party Sales by Market
Packaging 43%
85% Utilization
Industrial
Engineered Products & Solutions: Continuing to Grow Profitably
Engineered Products and Solutions Performance Overview
Setting Record Adjusted EBITDA Margins
8%
9%
12%
11%
12%
13%
15%
13%
17%
18%
20%
2002
2003
2004
2005
2006
2007
Adj. EBITDA Margin
3rd Party Sales By Market
IGT
3%
7%
Commercial Transport
17%
49%
Aerospace
18%
B&C
78% Aerospace Utilization
65% Other

Source: SEC filings

Poor Underlying Performance: Management Does Not Understand Utilization

Does Arconic have the right management to improve utilization?

We believe the answer is no

Dr. Kleinfeld is Not Focused on Utilization, Asset Turnover, or Asset Turns

0

- ☒ Number of times Dr. Kleinfeld brought up utilization, asset turnover, or asset turns at the 2016 Investor Day
- ☒ Number of times Dr. Kleinfeld brought up utilization, asset turnover, or asset turns at the 2015 Investor Day
- ☒ Number of times Dr. Kleinfeld brought up utilization, asset turnover, or asset turns at the 2014 Investor Day
- ☒ *In fact, the only time Dr. Kleinfeld discusses utilization appears to be in responses to questions in which he quickly pivots from utilization to talking about "sexier" topics*

By Contrast, Mark Donegan Is Focused on Little Else

"**But the one that's really become very important to us is asset utilization**. And if I think of how I define that, I don't care if you're looking at a casting furnace, a forging press, machine tools, **it's finding the ability to create more headroom, more opportunity, more casting time, more cut time, chip time, whatever it is, that creates the opportunity to put more volume over the same asset**. And that is something that we'll hear more about as we go through this, but it's just become a key driver and it's been able to deploy, like I said, across all of our -- TIMET, **a whole utilization of assets that's been actually essential to us**.

"**Productivity**. **We're a labor-intensive business in a lot of areas**. So finding the entitlement, what do we know, what's the best performers, how do we get all the other people to come up to speed, what – how can we drive the constant performance crest, Max or investing or the foundry, whatever it is. **Maximizing that productivity for us is a never-ending job to find kind of that headroom**. **Everything has got a bell curve to it, so being able to find out best performers and continuing to go after that across a large array of people**."

Mark Donegan, Credit Suisse Global Industrials Conference, December 3, 2014

Note: At the 2014 Investor Day, slide 7 of Dr. Kleinfeld's welcome section lists "better casthouse utilization" and "improve utilization to avoid equipment capacity upgrade" as examples of the 18,000+ ideas in the Company's degree of implementation system. There is no mention or call-out

Poor Asset Utilization

The Importance of Utilization

In a High Fixed Cost Business, Turns Matter

Arconic vs. PCC/Novelis Proxy Co.

ARNC Net PP&E = PCC + Novelis, but Gets Much Less Revenue

Turns Lag Across Arconic's Business

No Matter the Metric, Arconic's Assets Are Underutilized

PCC and Novelis as a ProxyCo

- Arconic has historically identified PCC and Novelis as its primary competitors in EPS and GRP respectively
- PCC and Novelis ProxyCo is a close approximation of Arconic but with a little bit greater weight from Rolled Products – specifically, can and foil

> *"And the aerospace business, I mean, pretty much we are catering in all of these businesses that PCC also caters to, right? And have roughly about almost $6 billion in this. I mean, I referred to the 40%, $5.6 billion or something like this, the exact n umber, all right? Then when you look into the automotive business, it's probably more than Novelis' there that you would have to look at, right?"*
>
> Dr. Klaus Kleinfeld, September 28, 2015

End-Markets by Geography


Other
Europe
United States
ARCONIC
Other
Europe
United States
PCC
Novelis

Revenue by Product Type


Rolled products
Engineered products
ARCONIC
Rolled products
Engineered products
PCC
Novelis

Revenue by End Market


Can/Foil
Auto/Transportation
Industrial/Other
Aerospace
ARCONIC
Can/Foil
Auto/Transportation
Industrial/Other
Aerospace
PCC
Novelis

Source: Company filings, Engineered Products includes Transportation & Construction Solutions (TCS), PCC (2015) and Novelis (2016); PCC Company filings – 9 months annualized

PCC/Novelis Have Similar Assets as Arconic…

Arconic has a slightly smaller – but newer – stock of property, plant and equipment (PP&E) than a combined peer of PCC and Novelis

PP&E


$5,964
$5,499
PCC/Novelis has slightly more assets
PCC
Novelis
ARCONIC

Remaining Depreciable Life


8.4
10.3
Arconic has newer assets
PCC
Novelis
ARCONIC

Source: SEC filings

But PCC/Novelis Generate **Much More** Revenue

Revenue



$18,708
PCC/Novelis generate 51% more revenue
$12,394
PCC
Novelis
ARCONIC

Asset Turns



3.14x
2.25x
PCC
Novelis
ARCONIC

Source: SEC filings

Arconic gets so much less out of what are very good assets, in our view

And More Than <u>DOUBLE</u> the Free Cash Flow

One question we often get from investors is why does Arconic – a company that will do $1.8-$1.9 billion in EBITDA in 2017, while shrinking its working capital needs – plan to generate so little free cash flow. One of the answers is deceptively simple – it is over-investing relative to returns



EBITDA
$3,250
$1,702



Free Cash Flow (EBITDA-Capex)
$2,575
PCC/Novelis has 2.9x FCF of Arconic
$875

Source: SEC filings

To Review

"The difference between PCC and Arconic is not the nature of the assets, but what PCC gets out of them."

Chris Ayers, Shareholder Nominee, Fmr. EVP Precision Castparts, Fmr. EVP Arconic



Net PP&E
$5,964
$5,499
Similar value of assets (8% Less)
Revenue
$18,708
$12,394
34% less revenue
EBITDA
$3,250
$1,702
48% less EBITDA
Free Cash Flow (EBITDA – Capex)
$2,575
$875
66% less FCF
Novelis
Novelis
Novelis
Novelis

Source: SEC filings

Lack of a coherent strategy means assets never achieve their potential

ELLIOTT®

Poor Asset Utilization

The Importance of Utilization
In a High Fixed Cost Business, Turns Matter

Arconic vs. PCC/Novelis Proxy Co.
ARNC Net PP&E = PCC + Novelis, but Gets Much Less Revenue

Turns Lag Across Arconic's Business
No Matter the Metric, Arconic's Assets Are Underutilized

ELLIOTT ®

Poor Underlying Performance:
Fixed Asset Turns Below Peers Historical Results

Arconic Fixed Asset Turns at the Very Low-End of Median of Peer 5-Year Averages



8.8x
6.7x
5.6x
5.0x
4.7x
4.3x
4.1x
4.0x
3.9x
3.9x
3.7x
3.6x
3.2x
3.2x
3.1x
3.0x
3.0x
3.0x
2.4x
2.3x
2.2x
1.8x
Peer Median:
3.7x
MTOR
CSTM
NCS
TRS
SNR
NX
WWD
AMAG
B
PCC
SUP
DONCASTERS
ROLL
TWI
ACCURIDE
NOVELIS
FII
KALU
SFSN
ARCONIC
CRG
UACJ

Arconic generates far fewer sales from its assets than peers despite a recently refreshed capital stock that is younger than that utilized by its competitors. Arconic has $5,499 million of fixed assets. Using a peer median (excluding positive deviants MTOR, CSTM) of 3.6x asset turns, **Arconic's asset base is large enough to support $20 billion in sales, or 62% more than current levels**

Source: Capital IQ; Company filings
Note: PCC, Doncasters and Accuride do not incorporate 2016 results due to lack of data availability

Median of 5-year peer average = Arconic's assets should produce $20 billion

Poor Underlying Performance:
Fixed Asset Turns Below Peers 2016 Results

Arconic Fixed Asset Turns Remain at the Very Low-End of Peers Compared to 2016 Results



7.3x
7.2x
4.7x
4.4x
3.7x
3.6x
3.5x
3.5x
3.4x
3.3x
3.2x
3.2x
3.1x
2.9x
2.8x
2.8x
2.5x
2.4x
2.3x
2.3x
2.1x
1.9x
Peer Median: 3.2x
MTOR
NCS
NX
TRS
B
SNR
DONCASTERS
PCC
ROLL
AMAG
SUP
CSTM
ACCURIDE
TWI
NOVELIS
FII
KALU
SFSN
WWD
ARCONIC
CRG
UACJ

Source: Capital IQ; Company filings
Note: PCC, Doncasters and Accuride are based on 2015 results

2016 peer median = Arconic's assets should produce $18 billion

ELLIOTT®

Poor Underlying Performance:
Arconic Cannot Hide Behind an Old Asset Base

But Arconic's Assets Are at the High-End of Remaining Depreciable Life



14.7
12.4
11.7
11.1
10.3
10.1
9.0
8.1
7.7
7.3
7.1
6.8
6.7
6.7
6.1
5.3
4.9
4.2
4.2
4.1
3.7
3.3
Arconic cannot hide behind an old capital base. The Company has a recently refreshed capital stock that is younger than that utilized by most competitors
Peer Median:
6.8
KALU
WWD
CRG
UACJ
ARCONIC
CSTM
NOVELIS
AMAG
PCC
TWI
FII
NCS
SUP
ROLL
MTOR
ACCURIDE
SNR
B
SFSN
TRS
NX
DONCASTERS

Source: Capital IQ; Arconic 2016 10-K
Note: PCC, Doncasters and Accuride are based on 2015 results

Arconic's assets are recently renewed

Poor Underlying Performance:
Fixed Asset Turns on Gross PP&E Tell Same Story

Arconic Turns vs. Peers on Gross PP&E – 5 Year Average



5.8x
2.7x
2.5x
2.4x
2.3x
2.2x
2.2x
2.0x
2.0x
1.9x
1.9x
1.8x
1.7x
1.7x
1.7x
1.6x
1.3x
1.2x
1.2x
1.1x
0.9x
Peer Median: 1.9x
CSTM
MTOR
TRS
AMAG
NCS
PCC
KALU
WWD
SNR
ACCURIDE
DONCASTERS
NOVELIS
ROLL
TWI
NX
B
SUP
CRG
FII
ARCONIC
SFSN

Arconic Turns vs. Peers on Gross PP&E – 2016



2.6x
2.5x
2.2x
2.2x
2.0x
2.0x
1.9x
1.9x
1.7x
1.7x
1.7x
1.7x
1.6x
1.6x
1.5x
1.3x
1.3x
1.2x
1.1x
1.1x
0.9x
Peer Median: 1.7x
NCS
MTOR
CSTM
TRS
NX
PCC
ROLL
AMAG
KALU
ACCURIDE
SNR
DONCASTERS
B
NOVELIS
WWD
TWI
SUP
CRG
FII
ARCONIC
SFSN

Source: Capital IQ; Company filings
Note: PCC, Doncasters and Accuride are based on 2015 results; UACJ has been excluded due to lack of data availability

Gross PP&E analysis, similar result = Arconic should be capable of $19 billion to $22 billion in sales

Poor Underlying Performance:
EPS Fixed Asset Turns Lag Significantly

By assuming net fixed assets are allocated in-line with depreciation (i.e., EPS is 51% of segment-level depreciation, therefore 51% of net fixed assets), we can compare Arconic's segment-level performance vs. relevant peers. The results are stark – EPS is dramatically underutilizing its asset base

EPS Fixed Asset Turns ~47% Below Median of Peer 5-Year Average



5.0x
4.7x
4.1x
3.9x
3.9x
3.6x
3.2x
3.0x
2.1x
Peer Median:
3.9x
TRS
SNR
WWD
B
PCC
DONCASTERS
ROLL
FII
ARNC EPS

EPS Fixed Asset Turns Are ~41% Below 2016 Peer Median



4.4x
3.7x
3.6x
3.5x
3.5x
3.4x
2.8x
2.3x
2.1x
Peer Median:
3.5x
TRS
B
SNR
DONCASTERS
PCC
ROLL
FII
WWD
ARNC EPS

"The difference between PCC and Arconic is not the nature of the assets, but what PCC gets out of them."

Chris Ayers, Shareholder Nominee, Fmr. EVP Precision Castparts, Fmr. EVP Arconic

Source: Capital IQ; Company filings
Note: PCC and Doncasters are based on 2015 results due to lack of data availability for 2016

Poor Underlying Performance:
GRP Fixed Asset Turns In-Line with Bottom-Tier Performers

GRP asset turns are below the most relevant peers: Novelis, Constellium and Kaiser Aluminum. In fact, GRP is in-line with UACJ (an asset-heavy Japanese company). Based on the 2016 average turns of 2.98 (excluding UACJ), GRP's is capable of supporting ~$6.5 billion of sales, or 34% more than were generated in 2016

GRP Fixed Asset Turns Are 26% Below Median of Peer 5-Year Average



Ex-UACJ Average = 4.18x
6.7x
4.0x
3.0x
3.0x
2.2x
1.8x
Peer Median:
3.0x
CSTM
AMAG
NOVELIS
KALU
ARNC GRP
UACJ

GRP Fixed Asset Turns 22% Below 2016 Peer Median



Ex-UACJ Average = 2.98x
3.3x
3.2x
2.8x
2.5x
2.2x
1.9x
Peer Median:
2.8x
AMAG
CSTM
NOVELIS
KALU
ARNC GRP
UACJ

*"And let me just talk briefly about the future of our rolling business too. And it comes down to some pretty simple phrases. Number one, **fill the mill** and drive capacity. **It's about getting that mill filled**."*

Roy Harvey, CEO of Alcoa Corporation, January 24, 2017

Source: Capital IQ; Company filings

Poor Underlying Performance: GRP Ships Fewer MT / $ of Net PP&E

Only Kaiser, an exclusively value-add producer, ships fewer MT per dollar of Net PP&E than Arconic. Were Arconic generating EBITDA/MT similar to Kaiser ($700+/MT), Arconic's low rate of production might be justified. At Arconic's EBITDA/ton ($364/MT), utilization should be much, much higher

GRP Ships 18% Fewer Tons Than Peer 5 Year MT / Net PP&E



At Peer Median Tons / NPPE, Arconic would ship ~351kt more per year. At current EBITDA/MT: $128 million in incremental EBITDA
1.6x
0.9x
0.9x
0.7x
0.6x
Peer Median: 0.9x
CSTM
NOVELIS
AMAG
ARNC 2016
KALU

GRP Shipped 19% Fewer Tons Than Peer 2016 MT / Net PP&E



At Peer Median Tons / NPPE, Arconic would ship ~367kt more per year. At current EBITDA/MT: incremental $133 million in EBITDA
0.9x
0.9x
0.9x
0.7x
0.5x
Peer Median: 0.9x
CSTM
NOVELIS
AMAG
ARNC 2016
KALU

Source: Capital IQ; Company filings

Poor Underlying Performance: Illustrating GRP Free Cash Flow Effect from More Turns

While we believe there are substantial cost savings opportunities at GRP, the Company could produce a dramatic increase in free cash flow simply by increasing the utilization even in the absence of EBITDA/MT improvement

(1) Keep EBITDA/MT Constant (No Cost Savings)



$364
GRP Today
Assumes GRP's current EBITDA/MT of $364 remains constant with a 12% EBITDA margin

(2) But Raising Asset Turns to Peer Levels



2.98x
NVL, KALU, CSTM, AMAG Avg.
Current GRP Asset Turns
2.22x
GRP Today
GRP at Peer Asset Turns

(3) Dramatically Increases EBITDA Dollars



$774
34%+ EBITDA Dollars
$577
GRP Today
GRP at Peer Asset Turns

(4) w/o Need for More Maintenance Capex = A Lot More FCF



$481
~70%+ Free Cash
$284
GRP Today
GRP at Peer Asset Turns

Source: Capital IQ; Company filings

"**We are not going to run for EBITDA per ton**, we're going to **run for total EBITDA out of this business**."

Roy Harvey, CEO, Alcoa Corp., February 28, 2017

Poor Underlying Performance: TCS Is the Only Business to Perform In-Line or Better

TCS might be Arconic's "best performing" business. Run by long-time Alcoan Tim Myers, TCS turns its assets essentially in-line with peers

TCS Fixed Asset Turns Are Middle of the Pack vs. 5-Year Averages



8.8x
5.6x
4.3x
3.7x
3.4x
3.2x
3.1x
2.4x
2.2x
Peer Median:
3.5x
MTOR
NCS
NX
SUP
ARNC TCS
TWI
ACCURIDE
SFSN
CRG

TCS Fixed Asset Turns Are In-Line with 2016 Peer Median



7.3x
7.2x
4.7x
3.4x
3.2x
3.1x
2.9x
2.4x
2.1x
Peer Median:
3.1x
MTOR
NCS
NX
ARNC TCS
SUP
ACCURIDE
TWI
SFSN
CRG

Source: Capital IQ; Company filings
Note: Accuride is based on 2015 results



Underwhelming Targets

ELLIOTT ®

Underwhelming Targets

3-Year Targets: 2019 Is the New 2016

Even the Company's Own "Math" Implicitly Admits

No Growth, No Share Gain

Much Touted Share Gain Story Is Non-Existent in Projections

Just Operating Leverage

Margin Gains from Volume Growth and Losing Packaging

2017 Is Particularly Sandbagged

Management Is Trying to Set as Low a Bar as Possible

3-Year Targets:
2019 Target Nearly Identical to 2016 Target

At Arconic's first investor day, the Company proudly rolled-out its new three-year targets. They are nearly identical to those the Company aspired to achieving in 2016, as recently as the second quarter of 2016!

2016 and 2019 Revenue Guidance


$14.4
$14.0
2016 Guidance
2019 Guidance

2016 and 2019 EBITDA Guidance


$2.3
$2.4
2016 Guidance
2019 Guidance

Source: Company communications

Meet the new targets; same as the old targets

3-Year Targets:
Arconic Says We Got This Wrong

Even if we put aside the argument that divestitures (which do not add up to Arconic's $2.7 billion in sales) should reduce revenue targets but not result in improved margin targets (Arconic's routine gambit) and if we somehow accept the $1 billion of LME/FX (which does not align with the Company's sensitivities table) – management's own normalized target for 2016 is the same as the midpoint of the 2019 targets – just like we said



Revenue ($B)
$15.0B
($2.7B)
($1.0B)
$11.3B
$2.5B
($0.8B)
($0.6B)
$12.4B
$13.5 - $14.5B(3)
• Divestitures and closure of rolling mills
• Divestiture of TCS' automotive structure and wheels business
Initial guidance assumed:
• USD/EUR exchange rate of 1.35 vs. 1.11 actual
• 2016 metal price(1) of $2,187 versus actual of $1,773
Net market and industry effects(2):
• Wide vs. narrow-body shift in aerospace
• Destocking trend continuing longer than expected
• Sharper than expected decline of NA heavy duty truck market
• Aerospace revenue 29% lower than acquisition business case
• Non-aerospace revenue 75% lower than acquisition business case
2013 Guidance for 2016
Divestitures / Exits
LME / Forex
Normalized 2016 Target
Acquisitions Target Revenue
Market and Performance
Firth Rixson Under-performance
2016 Actual
2019 Target



$13.80
$13.98
Mgmt's "Normalized" 2016 Target
2019 Guidance Midpoint

Source: Arconic Investor Presentation, March 27, 2017

Meet the new targets; *__still__* same as the old targets

3-Year Targets:
GRP & TCS: Ex-Auto Sheet, Management Says Shrinking!

Combining the Company's forecast for EPS and the Company's forecast for the whole firm, implicitly GRP and TCS are essentially flat over the next three years

1. Midpoint of the 2017 guidance is $12.1 billion. Company projects CAGR of 7-8% through 2019 for $13.98 billion of 2019 revenue
2. EPS did $5.7 billion in 2016. The Company projects 2.4% market growth in 2017; 6.8% in 2018 and 2019; Company projects $370 million of "above market" growth for a total of $1.33 billion of incremental revenue – with all of the above market growth coming from Firth Rixson catch-up and RTI – not base EPS
3. The Company uses a higher metal price for 2019 ($1,750) vs. 2016 ($1,605) for $167 million of incremental revenue based on the sensitivities
4. Auto Sheet is expected to add $704 million in revenue between 2016-2019



$12,394
$1,332
$167
($552)
$704
($62)
$13,983
2016
EPS Growth
LME Metal Pass Through Growth
Packaging Loss
Auto Sheet Growth
Remaining Growth
2019

Source: Q4 2016 Investor Day Presentation, December 14, 2016; Arconic Q4 Earnings Presentation, January 31, 2017; Arconic Investor Presentations

Midpoint of Company revenue guidance is for the rest of the business ex-EPS and auto sheet to shrink!

3-Year Targets:
Absence of Growth Ex-Aero/Auto Is Galling

Despite the secular tailwinds in its businesses, Arconic is not projecting any growth outside of aero and auto. *In fact, from 2016 to 2019 it plans to shrink – outside of EPS and Auto Sheet*

❶ Arconic is Focused on Attractive Markets With Multi-Year Tailwinds

Arconic 2016 revenue by end-market[1]



Packaging
11%
Building and Construction
10%
Industrial & Other Products
11%
Industrial Gas Turbines
4%
Defense Aero
4%
Commercial Transportation
10%
Automotive(2)
11%
Commercial Aero Engines
15%
Commercial Airframes
24%
Aerospace & Transportation 64%

Arconic's Key Markets Are Aligned with Global Megatrends

- **Rising Middle Class:** "Emerging Asia" adds 100M new passengers each year; ~2x global air passenger journeys in 2035 vs. today
- **Urbanization:** Continued urban population growth drives heightened building and construction demand
- **Energy Efficiency:** Consumer preference and increasing regulations drive demand for light-weighting and energy efficient solutions across transportation and building and construction

ARCONIC

Source: Arconic
1) 2016 third party revenue of $12.4B by end-market, excluding discontinued operations.
2) Includes brazing and automotive sheet.

Source: Arconic Investor Presentation, March 27, 2017

3-Year Targets:
Low Free Cash Flow Continues

Even if Arconic achieved its free cash flow goals, they would be well below that of its new peer group

High Correlation Between Revenue and FCF



$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2016 Free Cash Flow
R² = 0.7
ARNC 2019 Goal
ARNC 2017 Goal
$0
$5,000
$10,000
$15,000
$20,000
$25,000
$30,000
$35,000
$40,000
$45,000
2016 Revenue

Source: Bloomberg; Arconic Investor Presentations
Note: R^2 = Arconic's 2017 Proxy Peers ex-Arconic

Investors always ask us "where's the free cash"? Under Dr. Kleinfeld it's still missing

Underwhelming Targets

3-Year Targets: 2019 Is the New 2016
Even the Company's Own "Math" Implicitly Admits

No Growth, No Share Gain
Much Touted Share Gain Story Is Non-Existent in Projections

Just Operating Leverage
Margin Gains from Volume Growth and Losing Packaging

2017 Is Particularly Sandbagged
Management Is Trying to Set as Low a Bar as Possible

Share Gain Story Is False
There Is No Share Gain…

The upper bound of management's 2019 revenue is not achieved through "share gains" or "above market growth" – you get to $14.3 billion just by taking the market growth forecasts provided by management…

- Arconic insists that across its business it is taking share
- We wish that were true – but the top-end of the Company's 2019 revenue guidance is achieved just by performing in-line with management's own forecasts for market growth

Arconic Revenue at Management's Market Growth Rate Forecast


$12,394
$1,802
$4,864
$5,728
$12,380
$1,764
$4,629
$5,987
$13,235
$1,865
$4,853
$6,517
$14,263
$1,977
$5,205
$7,081
$13,980
Management's midpoint guidance is lower than their own forecasts for market growth. If they are "taking share" how can they be growing slower than their own industry forecasts?
2016
2017
2018
2019
Management's Midpoint Guidance
EPS
GRP
TCS

Source: 2016 Arconic Investor Day, December 14, 2016

Management is projecting to achieve less growth than their own industry growth forecasts imply

Global Rolled Products:
No Stated Revenue Target

Arconic's own market growth expectations suggest GRP should grow 7% between 2016 and 2019, inclusive of the wind-down of Tennessee packaging

Management did not provide shareholders with a target for GRP, so we did it for them

- Using Arconic's own market forecasts (provided at the Investor Day), GRP should increase revenue to $5.2 billion by 2019
- Management says margins can expand by 200 bps in 3 to 5 years!
- But, 159 bps of the margin expansion is just from exiting Tennessee packaging; the rest (and more) is from volume leverage. **There is no actual operating improvement**


GRP Serving Attractive and Growing Market Segments
Market Segment
Market Growth
2017
ARCONIC

Arconic's Own Market Growth Estimates for GRP Growth


$4,864
$4,629
$4,853
$5,205
2016
2017
2018
2019

Source: Arconic 2016 Investor Day (December 14, 2016); Arconic Q4 2016 Earnings Presentation

No share gain = just growth in-line with the market and some volume leverage

Core EPS Projected to Grow Slower Than Industry

Despite claims of share gain, the core EPS business is actually projected by management to grow more slowly than the industry over the next three years

	2016A	2019P	CAGR
Arconic EPS Total	$ 5,728	$ 7,060	7.2%
(-) Firth Rixson	925	1,250	10.6%
(-) RTI	765	1,115	13.4%
(-) Tital	200	234	5.3%
Core EPS	$ 3,838	$ 4,462	**5.1%**
Arconic Management's Est. Industry Growth Rate			**5.3%**

Core EPS Actually Growing Slower than Industry Per Management's Plan



5.1%
5.3%
Core EPS 2016-2019 CAGR
Industry CAGR

- Arconic says the industry will grow at a 5.3% CAGR (2.4% in 2017, 6.8% in 2018 and 2019)
- Arconic insists that it will increase revenues between now and 2019 by $370 million more than the industry growth rate
- Arconic projects Firth Rixson will generate between $1.2 billion and $1.3 billion in revenues in 2019 vs. $925 million today *(December 2016 Investor Day Presentation)*
- When Arconic acquired RTI, it projected $1.2 billion ($1.115 est. ex-Remmele) in revenues by 2019 vs. an estimated $765 million today
- Putting all that together, **Arconic is actually saying that the core EPS business will grow no faster – in fact, slightly slower – than the market. If EPS were "taking share" on the back of R&D, one would expect Arconic's core franchise to actually outgrow the market. Management's numbers do not make sense.**
- Even worse, much of Arconic's supposed "above-market" growth to 2019 is simply Firth Rixson getting approximately half-way back (getting to $1.25 billion) to it's original 2016 targets ($1.57 billion)

Source: Arconic Investor Presentations
Note: Tital revenue not described on Q3 2016 earnings call, Dr. Kleinfeld said Tital had doubled Y-o-Y and 2014 estimated revenue was $100 million

Targets belie management's "share gain" story

Share Gain Story is False: Management Says They Are Gaining Share

Dr. Kleinfeld and Arconic management have repeatedly claimed that Engineered Products and Solutions is growing organically and is taking share from competitors on the back of its extensive R&D efforts

"From then on, we believe that after this has been worked through, the market is going to grow with around 6.8% on average and we're going to grow as you saw by our gains in the marketplace or by our market share gains, we got to grow above that. So, that gives you, I hope, a good feel of what is going on inside of our aerospace business."

Dr. Klaus Kleinfeld, February 8, 2017

"On Engineered Products and Solutions, we expect the revenues to be up low single digits driven by share gains of new aero platforms as well as new aero engine platform ramp-up, at the same time also pressured from market mix and competitive pricing and the negative impact of the aero supply chain risk."

Dr. Klaus Kleinfeld, January 31, 2017


KLEINFELD



"I want to show you and demonstrate how we can gain market share with those innovative products and how we can grow with those products... We signed in the year 2015 and 2016, $11 billion of aero contracts. And there was just one question to Kay beforehand, how much is really our share growth there. So, I've put the number over here. So $370 million of revenue by 2019 is just due to the share gains I have shown on the aircrafts and the engines before."

Karl Tragl, Group President – EPS at Arconic, December 14, 2016

But the truth is...

Share Gain Story Is False:
On Key Platforms, PCC Is Expanding Content at a Higher Rate

Based on shipset disclosures (with Arconic benefiting from more recent disclosure – at a point in time at which more parts specified) Arconic has actually expanded its shipset content at a **lower rate than PCC**

- Part of this may be due to acquisitions (shipsets include both organic and inorganic growth for both companies)
- Perhaps GRP is shrinking and EPS is growing, understating the increase in shipset, but this is unlikely

767 to 787 Growth

($ in millions)



$2.7
$6.5
2.4x
$3.5
$10.0
2.9x
ARCONIC
PCC

A330 to A350 Growth

($ in millions)



$3.2
$5.8
1.8x
$2.0
$5.0
2.5x
ARCONIC
PCC

Source: Arconic Investor Presentations; PCC – Credit Suisse Global Industrials Conference, December 3, 2014

Share Gain Story is False:
No Evidence of "Taking Share"

"One thing that I think worries people is that, okay, aerospace is going to be a growing market, **but is Precision losing share?** We all know that because of Precision's arrogance in the way it treats its customers — raising prices and making demands on them — they would like to cut Precision down to size. **So is there a case of customers taking market share away from Precision and giving it to Alcoa and others? I have looked under as many rocks as I can think of to try to get to the bottom of this and I am not finding the evidence**. Maybe I am looking under the wrong rocks, but the fact that I have not turned anything up and the fact that the customers buy under long term contracts which they are locked into, and **the fact that competitors are not giving me any examples of how they have taken share from Precision** make me think we are okay on the market share question."

Greg Steinmetz, Sequoia Fund, May 15, 2015

Share Gain Story is False:
It Is Not Just PCC, Arconic EPS to Lag Ladish As Well

- Ladish, part of ATI, is a competitor to Arconic EPS and PCC in forgings (and, to a lesser extent, castings)

Ladish Organic Growth Rate 2015 to 2020 = 14.5%


$1,000
$508
14.5%
CAGR
2015
2020

EPS Organic Growth Rate 2015 to 2019


$4,032
$4,462
2.6%
CAGR
2015
2019

"So, between the new jet engine, development on both forgings and castings, **we're going to grow this business to $1 billion in revenue by the end of the decade**. A lot of that is based on projections of the build rates, a lot of that is secured already in LTAs, and **we're very confident that we're going to hit that target**. We'll see a nice step-up in revenue this year, in 2016, over this number from 2015, and then growth from there through the balance of the decade."

Pat DeCourcy, ATI Senior Vice President and CFO, June 9, 2016

Source: ATI Presentation, Deutsche Bank 7th Annual Global Industrials and Materials Summit, June 9, 2016, Arconic Investor Presentations

If EPS is not gaining on PCC, and is not gaining on Ladish…

Share Gain Story Is False:
It Is Not Just PCC and ATI, Arconic Lags Carpenter Too

CARPENTER



Analyst: "Sure. So, I mean when you look out over the next couple of years, ATI, and again, I'm not asking your comment on their business. But, I'm just – they have at least given guidance for a couple of years out. They have said their aerospace engine oriented-business will grow north of 10% for a number of years. Do you have the same level of conviction in the Carpenter's engine business?"

Tony Thene, CEO of Carpenter Technologies: "I think that's reasonable. I also think it's line with what you've heard from other folks in the supply chain, right?"

Analyst: "Okay."

Tony Thene, CEO of Carpenter Technologies: "So, saying that aerospace is going to grow in the high-single digits or a 10% or low-teens, I think is reasonable."

Carpenter – a key supplier to Arconic – believes that aerospace will grow in the high single digits to low-teens over the next couple of years versus 5% organic growth from Arconic…

Source: Carpenter Technologies Presentation, Cowen Aerospace/Defense & Industrials Conference, February 9, 2017

And EPS is growing slower than the industry supplier… How can there be share gains?

Share Gain Story Is False:
Shipset Growth ≠ Share Gain

- To increase engine efficiency, the engine has to burn hotter. This requires the use of more advanced materials in more complex forms. Separately, the use of composite aircrafts actually increases the amount of titanium content in the aerostructure. As a result, players across the industry are seeing significant growth in shipsets

Next-Generation Airframes by Titanium Content



16%
14%
12%
10%
8%
6%
4%
2%
0%
% Weight of Titanium
Source: Roskill Economics of Titanium and Goldman Sachs via ATI presentation
Note: Titanium content per Airframe (engine not included)
B787
A350
B737MAX
320Neo
Newer Platforms, Higher Titanium Content
A380
B777
Legacy Platforms, Lower Titanium Content
B757
B737
B747
B727
A300
B767
A330/A340
Same fastener share, but more expensive metal = higher revenue per plane
1960
1970
1980
1990
2000
2010
2020

Fasteners on new airframes are more expensive. Gaining revenue in fasteners is a given

Share Gain Story Is False:
Key Innovations in Aerospace?

Arconic continually boasts about innovation that is "industry-wide;" for which little incremental benefit (vs. peers) accrues to Arconic, and which Arconic struggles to actually deliver

"Enhanced Equiax" is a brand. It is a sales story nothing more. PCC can do the same thing.

Titanium Aluminide is generally available. In fact, **TiAl turbine blades cast by Precision Castparts (<u>not Arconic</u>) power the new GEnx engine.**

Key Innovations in Aerospace

EEQ (Enhanced Equiax)



Improves fuel efficiency through lighter weight aero engine blades

Adv. Cooling / 3D core



Improves fuel efficiency; allows higher temperature aero engine operations with 50% less cooling air

3D Printing



Enables production of complex, difficult to manufacture parts and reduces time to market

TiAl



Improves fuel efficiency by enabling higher temperature aero engine operations

Al-Li Fan Blade Forging



Improves fuel efficiency and reduces noise and environmental emissions

Advanced Aero Alloys



Delivers high damage tolerance and superior strength properties

Arconic did not invent 3D printing. **Used throughout the industry including at PCC, Aubert & Duval, LISI.**

Aerospace alloys can be purchased from Constellium, Kaiser, Aleris. Constellium, not Arconic is the leader in Aluminum Lithium

September 17, 2016 12:07 pm

United Technologies cuts Pratt & Whitney engine production target

REUTERS

The fan blade, developed with Alcoa, is made of aluminium-lithium alloy and tipped with titanium on the leading edge. Efforts to speed up blade manufacturing have taken longer than expected, leaving Pratt with fewer units than it expected by now, according to people familiar with the process.

Source: Arconic Investor Presentation, March 27th 2017; www.ft.com/cms/s/0/790dbe4c-7cb4-11e6-8e50-8ec15fb462f4.html?desktop=true&ft_site=falcon&siteedition=intl#axzz4ccxm0RzA

Share Gain Story Is False:
Arconic Markets Big Contract Wins

For a company demonstrating no revenue growth, Arconic has sure managed to win a lot of contracts over the years…

Arconic Announces Multi-Year Deal with Toyota

Alcoa Announces Multiyear Supply Contracts with Boeing Valued at More Than $2.5 Billion

Alcoa Signs $1.4 Billion Supply Deal with Airbus

Alcoa Wins $1 Billion Parts Deal With Airbus

New York company calls contract its largest 'aerospace fastening systems' pact

Alcoa Wins Titanium Contract with Lockheed Martin for F-35 Joint Strike Fighter

Arconic Signs More than $450 Million in Long Term Agreements for Alcoa® Wheels

Alcoa Awarded Multi-year, $470 Million Contract with Embraer

Alcoa Defense Awarded Contracts for Joint High-Speed Vessel Aluminum Tie Downs

Alcoa Develops New All-Aluminum Design for New BYD Electric Bus

✔ Signed $11B+ in new contracts since 2015



space Multi-Year Contracts Signed in 2015
2015 a Banner Year: ~$9B
Multi-Year Contracts
Power and Propulsion
~$3.2 Billion with GE Aviation and other OEMs for engine components
Fastening Systems & Rings
~$3.2 Billion with Boeing, Airbus, and other global OEMs for fasteners and rings
Titanium & Engineered Products
~$2.1 Billion with Lockheed, Boeing, and other global OEMs for Ti airframe structures, seat tracks, and other structural components
Forgings & Extrusions
~$100 Million with global OEMs for structural forgings and extrusions
Aerospace Structures
~$100 Million with global OEMs for aluminum plate
EPS
GRP

But this isn't the whole story…

Incoherent Strategy: Arconic Contract "Wins" Aren't All That Meet the Eye

Arconic markets the roll-over of existing contracts as "winning new business" and claims new contract wins for deals previously won by companies it acquires – and is very cagey about it

Analyst: I had a question just as to with how you're disclosing your new contract wins in aerospace. Could you just clarify when you tell us, hey, we just won a $1 billion contract with Boeing, **is that net of the legacy attrition** that you could be losing in another contract? So I'm just trying to understand, **are those net wins?**

Kay Meggers, EVP GRP: These are the numbers for those respective contracts.

Analyst: But for example, if you have an existing contract and that's lapsing and now you're starting a new contract with that same OEM, are you giving us sort of a number that is additive to your revenue or could there be some attrition from the loss of the last contract?

Kay Meggers, EVP GRP: [T]his is the gross number….

December 14, 2016

THE WALL STREET JOURNAL.

Alcoa to Purchase RTI International Metals

Aluminum maker seeks to expand in auto, aerospace industries with $1.5 billion deal

By JOHN W. MILLER

Updated March 9, 2015 11:23 a.m. ET

17% of RTI's sales in 2014 were defense-related, including fighter jets, helicopters, artillery and armor for ground vehicles. **Thanks to RTI, which already supplies Lockheed Martin Corp. with two million pounds of titanium a year, Alcoa will become a leading supplier of titanium for F-35 fighter jets.**

Alcoa Wins Titanium Contract with Lockheed Martin for F-35 Joint Strike Fighter

Alcoa to Supply Titanium for All F-35 Variants Under Nine-Year Deal

- Contract draws on new titanium capabilities gained through RTI acquisition
- Builds on broad portfolio of multi-material products Alcoa already supplies to the F-35 program, from engine to aircraft body
- Alcoa well positioned to support Lockheed Martin's full-rate production goal of 13 aircraft a month by the mid-2020s, up from an average of three aircraft per month in 2014
- Contract has an estimated value of approximately $1.1 billion at current projected build rates

Wednesday, October 7, 2015 9:29 am EDT

Source: Arconic 2016 Investor Day, December 14, 2017; Alcoa Newsroom, news.alcoa.com/press-release/alcoa-wins-titanium-contract-lockheed-martin-f-35-joint-strike-fighter; WSJ, Alcoa to Purchase RTI International Metals, www.wsj.com/articles/alcoa-to-buy-rti-international-metals-in-1-5-billion-deal-1425899603

Underwhelming Targets

3-Year Targets: 2019 Is the New 2016
Even the Company's Own "Math" Implicitly Admits

No Growth, No Share Gain
Much Touted Share Gain Story Is Non-Existent in Projections

Just Operating Leverage
Margin Gains from Volume Growth and Losing Packaging

2017 Is Particularly Sandbagged
Management Is Trying to Set as Low a Bar as Possible

Volume Leverage:
There Is No Operational Improvement

All the supposed margin growth is either baked in (GRP exit from packaging) or comes from the inherent volume leverage in the businesses (EPS, GRP, TCS)

In a business with high fixed costs, if market growth leads to $2.1 billion in incremental revenue (mostly from a 20%+ overall margin business) (EPS) – and $600 million of incremental EBITDA

That is not evidence of any special system or productivity gains, it is just operating leverage. Arconic's "goals" reflect 27.6% contribution margins (below EPS's historical and peer levels)



$11,842
$2,066
$13,983
$2,657
2016
2019
Revenue Ex-Packaging
Segment EBITDA



$2,141
$591
Incremental
Revenue Ex-Packaging
Segment EBITDA

Source: 2016 Arconic Investor Day, December 14, 2016

It's just volume leverage; Days Improvement (DI) system and gross productivity = talk

Volume Leverage:
EPS Margin "Goal" Is Not Better Ops

Management says that EPS can increase margins by 400 bps in 3-to-5 years. Given the volume leverage in this business, this is an extraordinarily undemanding target

- Arconic claims EPS has the potential to increase margins by 400 bps over the next 3-to-5 years
- Management points to process optimization, productivity, material cost reduction, overhead and other cost reductions as key drivers
- All of that is nonsense. The forecasted margin improvements are almost entirely a product of volume leverage. Using a 35% incremental margin (near the low-end of industry estimates), Arconic will achieve 2/3 of its 3-to-5 year margin goal without any operating improvements

EPS	**2016A**	**2019P**	**Chg. (bps)**
Revenue			
Existing	$ 5,728	$ 5,728	
Incremental		1,332	
Total	$ 5,728	$ 7,060	
EBITDA Margin			
Existing	20.9%	20.9%	
Incremental		**35.0%**	
Total	20.9%	23.5%	267
EBITDA			
Existing	$ 1,195	$ 1,195	
Incremental		466	
Total		$ 1,661	

Incremental Margin	Overall Margin Lift (bps)
30.0%	172
32.5%	220
35.0%	267
37.5%	314
40.0%	361
42.5%	408
45.0%	455

Analyst: "We always talk about incremental margins with you…. You got all this operating leverage. How do we think about operating margin then?"

Mark Donegan (PCC CEO): "And again they move, but I think that the range in which you should expect to see it move is somewhere between that 35% and 45%, 48%."

December 3, 2014

Source: Company filings; Arconic Investor Presentations

Why won't management just admit it's volume leverage?

Just Packaging:
GRP Margin Growth Baked-In

Arconic is targeting 200 bps of margin expansion over the next 3-5 years in GRP. 159 bps are already baked-in simply as a result of exiting Tennessee packaging

- Tennessee packaging produced $552 million of revenue and generated negative $3 million of EBITDA
- Exiting that low-margin business (over 2 years) achieves 159 bps (or almost 80% of the Company's 3-5 year margin goal)



GRP Incremental Margin Potential of ~200 bps
GRP – Earnings Potential (3-5 Years)
Profitability Improvement Program
Profitability Drivers
Innovation, Share Gain
• Very Thick Plate stretcher
• Auto light-weighting
• Brazing 5 layer sheet
Process Optimization, Productivity
• Manage product & customer complexity
• Franchise standards
• Equipment uptime
• Automation & digitization
• Debottlenecking, "sweat the assets"
Material Cost Reduction
• Negotiate alloy savings
• Natural gas savings
• Increase rail shipments
• Low-cost sourcing
Overhead and Other Cost Reduction
• Shared Services utilization
• Consolidate salaried positions
2016E EBITDA Margin ~11+%
EARNINGS POTENTIAL
+~200 bps
Headwinds
Price and Mix Effect
• Overcapacity from new competitors
• Aero plate overhang
• Mix shifts to exports
Material and Other Cost Increases
• Building & equipment maintenance
• Customer shipments destination changes
Labor Cost Increase
• Labor inflation
• Higher benefits
Capital
Capital Efficiency Drivers
Working Capital
• Reduce inventory: raw materials, work-in-progress, finished goods
• Better terms from metal suppliers
CapEx
• capital allocation / approval process
ARCONIC
9

(1) $552 million of Revenue



$4,864
$4,312
2016 w/ Packaging
2016 w/o Packaging

(2) Generating ($3) million of EBITDA



$577
$580
2016 w/ Packaging
2016 w/o Packaging

(3) Exit Adds 159 bps of Margin



11.9%
13.5%
2016 w/ Packaging
2016 w/o Packaging

Source: Arconic Investor Presentations

GRP margin "target" is highly deceptive

Underwhelming Targets

3-Year Targets: 2019 Is the New 2016
Even the Company's Own "Math" Implicitly Admits

No Growth, No Share Gain
Much Touted Share Gain Story Is Non-Existent in Projections

Just Operating Leverage
Margin Gains from Volume Growth and Losing Packaging

2017 Is Particularly Sandbagged
Management Is Trying to Set as Low a Bar as Possible

ELLIOTT®

2017 Is Sandbagged: Guidance vs. Reality

Doing the math, Arconic should produce at least $12.58 billion of revenue and ~$2 billion of EBITDA in 2017 vs. management's $12.1 billion and $1.815 billion targets

Revenue



$12,100
$12,578
• Core EPS is flat to down
• Below market auto ramp
• No cyclical recovery at TCS
• Core EPS grows in-line with the industry
• Auto in-line with market
Management
Reality

EBITDA



$1,815
$1,999
• EPS margins little improved outside of Firth Rixson
• Minimal benefit from loss of negative margin Tennessee packaging revenue
• EPS margins benefit from operating leverage
• Exit from Tennessee packaging adds 100 bps to GRP
Management
Reality

Source: Arconic Q4 2016 Earnings Call Presentation; January 31, 2017; Arconic 2016 Investor Day, December 14, 2016
Note: Targets exclude changes in LME/FX
Note: See appendix for additional detail

Management has set a very low bar

2017 Is Sandbagged: Guidance vs. Reality

Arconic's 2017 targets are a desperate attempt to set the bar so low that even this management team can hop over. The rest of the industry is growing but Arconic, which claims to be "taking share", has established pathetic 2017 targets

	2017 Targets		Acceptable Targets		
BU	Revenues	EBITDA %	Revenues	EBITDA %	Elliott Notes
EPS	Up Low-Single-Digits	(+) 30-60 bps	6.4%	(+) 150-200 bps	1. Firth Rixson to grow in-line with management projections 2. Firth Rixson margins in-line with management projections 3. RTI in-line with management projections (straight-line) to 2019 4. Core EPS in-line with the industry which is growing at 4-6% 5. Incremental margins in the business are at least 30-40%
GRP	Down High-Single-Digits	(+) 30-80 bps	-4.8%	(+) 125-200 bps	1. Packaging Exit is worth at least 110 bps in margin for 2017 2. Incremental Auto Sheet volume for $170 million revenue growth 3. Elliott assumes no growth in the rest of the business
TCS	Up Low-Single-Digits	(+) 0-20 bps	3.1%	(+) 20-40 bps	1. BCS should be up at least low-single-digits 2. Truck builds in North America and Europe to be down slightly with aluminum penetration increasing

Source: Arconic Investor Presentations
Note: Targets exclude changes in LME/FX

Management has set a very low bar

2017 Is Sandbagged:
Aero Firms Project Mid-Single-Digit or Greater Growth

Arconic projects low-single-digit growth in EPS (inclusive of Firth Rixson rebound) while aerospace firms project mid-single-digit growth

ATI

Allegheny Technologies (ATI) Aerospace Segment Guidance:
"In our High Performance Materials & Components segment, we expect to increase the pace throughout our operations, driven primarily by the **increasing demands from the commercial aerospace market. In 2017, we expect High Performance Materials & Components segment revenue to grow about 10%...**"

Barnes GROUP INC

Barnes Group 2017 Aerospace Segment Guidance:
"For 2017, our Aerospace outlook is for **total sales to be up mid single-digits for the year, with OEM, MRO and spare parts each exhibiting similar growth**."

WOODWARD

Woodward (WWD) 2017 Aerospace Segment Guidance:
"Lastly, turning to our fiscal 2017 outlook. We anticipate continued strength in our Aerospace segment, **both commercial production volumes and aftermarket should remain solid.** We will benefit from the continuing ramp-up of both the Airbus A320neo and the Boeing 737 MAX. We expect strong smart weapons demand to continue and defense overall to remain solid. **Therefore, we anticipate our Aerospace sales to be up approximately 6%.**"

Reiterated on Q1 Earnings Call

MEGGITT

Meggitt (MGGT) 2017 Guidance:
"Most civil aftermarket forecasts **we've seen talk in terms of low to mid-single-digit increases in 2017 and work towards the upper end of that range.**"

Source: ATI Q4 2016 Earnings Call, January 24, 2017; Barnes Group Q4 2016 Earnings Call, February 17, 2017; Woodward Q4 2016 Earnings Call, November 14, 2016; Meggitt Full year 2016 Earnings, February 28, 2017

Why is Arconic projecting just low-single-digit EPS growth? – When Peers are More Optimistic

2017 Is Sandbagged:
Fastener Distributors Expect MSD Growth

KLX Inc. and Wesco Aircraft are the two largest fastener distributors and the largest ex-OEM buyers of Arconic's fastener products. While Arconic is saying "flat", its two largest distributors are substantially more optimistic.

Wesco Aircraft

Wesco Aircraft (WAIR) 2017 Guidance:
"We continue to expect constant currency sales growth to **be in the range of 3% to 5% in fiscal 2017**, driven by an increase of long-term contracts through new business expansion, partially offset by a decline in ad hoc sales. We expect sales to increase sequentially in each quarter of the fiscal year, subject to the timing of new business implementation."

KLX

KLX Inc. 2017 Guidance for Aerospace Solutions Group (ASG):
"ASG revenues are expected to increase **by a mid-single digit percentage**, reflecting slower growth in the first half of the year, followed by an acceleration in growth in the second half of the year, as new programs won during 2016 begin to materially contribute to the growth rate."

"As we announced in January, our Aerospace Solutions Group, or ASG, won approximately $300 million of fourth quarter new program awards…These recently won programs are expected to significantly support ASG's growth trajectory beginning in the second half of 2017."

TriMas

TriMas (TRS) 2017 Guidance:
"Within aerospace, we anticipate sales growth ranging from 4% to 6%, assuming consistent industry build rates and given current order backlogs."

Source: Wesco Aircraft (WAIR) Earnings Call, February 7, 2017; KLX Inc. Earnings Call, March 7, 2017; TriMas Q4 2016 Earnings Call February 28, 2017

Why is Arconic flat when distributors and TriMas are up mid-single-digits?

2017 Is Sandbagged:
Q1 Revenue Guide Is Flat; EBITDA Down 1% to 7.5% Y-o-Y

Despite the ramp-up in the aerospace supply chain, the continued growth of auto sheet and the absence of one-time costs with Lafayette, Arconic is projecting that Q1 2017 EBITDA will be down 1% to 7.5% Y-o-Y

Revenue


$2,907
$2,800
$3,000
Down 4%
Up 3%
Q1 2016
Low-End Q1 2017
High-End Q1 2017

EBITDA


$454
$420
$450
Down 7.5%
Down 1%
Q1 2016
Low-End Q1 2017
High-End Q1 2017

And Q1 2016 was a disastrous quarter:

- Prompted first of two guide-downs at EPS; led to guide-down at TCS and GRP
- Firth Rixson not qualified on isothermal
- Included: 1-time ramp-up costs for Lafayette; "move to low cost countries"

Note: For Q1 2016, revenue, excluded $101 million of packaging revenue and $267 million from Warrick; Segment EBITDA of $305 million at EPS; $160 million at GRP ($168 million reported less $8 million for Warrick); $64million at TCS; less $75million of Corporate Costs - $300million applied to both 2016 and 2017 for comparability

Do they really think anyone buys the sandbagging?



Broken Company Culture

ELLIOTT ®

Broken Company Culture

The result of this failed culture has had a profound impact on the business and has naturally flowed through to the Company's persistently disappointing returns

- **Blatant Corporate Waste**
  - *The Jetsons advertising campaign and lavish NYC headquarters serve as prime symbols*
- **Demoralized Employees**
  - *Consultants detached from the plants are heavily relied upon to steer the business; Siemens cronies are installed in key positions*
- **Disingenuous Rhetoric from CEO**
  - *CEO commentary completely detached from reality of Company performance*



ENGINEER
Klaus Kleinfeld
CHAIRMAN AND CEO OF ARCONIC

Dr. Kleinfeld is <u>not</u> an "engineer"
(of anything other than massive shareholder value destruction)

Source of Photo: arconic.com

Broken Company Culture

Blatant Corporate Waste

Vanity Projects Amidst Layoffs of Thousands

Demoralized Employees

Centralized Power, Consultants, and Siemens 2.0

Rhetoric vs. Reality

Severe Disconnect Between Dr. Kleinfeld's Rhetoric and the Reality of Business Performance

Blatant Corporate Waste:
Real Dollars, Symbolic Power

Alcoa was a struggling mid-size industrial company and aluminum miner. Arconic is a mid-size manufacturing company providing components to large OEMs. Yet the Company spends on marketing and its image – while laying off thousands of workers – as if it were a high-end consumer products company

LEVER HOUSE
390 Park Ave
New York, NY

Lavish Corporate Headquarters

A point of contention for investors for years has been the reality that Alcoa (and now Arconic) is the only mid-sized industrial company based in NYC

Moreover, Arconic leases six floors at one of the most exclusive and expensive buildings, Lever House

Notably, "New" Alcoa immediately down-sized and is looking to leave Lever House

When pressed about why the headquarters was in NYC and not Pittsburgh, Dr. Kleinfeld suggested that the public school system in Pittsburgh would prevent Arconic from attracting world-class talent


THE JETSONS

***The Jetsons* Ad Campaign**

Despite missing targets and laying off thousands of employees, Dr. Kleinfeld initiated an elaborate marketing campaign, enlisting the director from "The Fast and The Furious" to create an Arconic commercial in the form of a remake of the 1960's cartoon, *The Jetsons*

Shortly after the launch, Arconic initiated a global print and billboard campaign of a massive scale, purchasing ad space in airports and transit hubs all over the world and taking out full page ads in newspapers and magazines

Arconic utilized the advertising services of agencies affiliated with WPP, where Company director (until March 2016) Sir Martin Sorrell is founder and CEO

We continue to be astounded by the discovery of new examples of the Company's waste that are brought to our attention

We have little doubt that the next CEO of Arconic will also be astonished at the waste and will in short order rationalize tens of millions of dollars in unnecessary expenditures

Blatant Corporate Waste:
Lever House, Park Avenue, New York

We have learned that employees find Arconic's headquarters location both insulting and demoralizing


ARCONIC
Park Avenue
New York, NY

Contrast Arconic's opulent Manhattan headquarters with PCC's more modest headquarters in Oregon


PCC
Macadam Avenue
Portland, OR

How can Arconic ask its employees to cut costs when its top executives work on Park Avenue?

Blatant Corporate Waste: *The Jetsons*

In the face of poor performance and with thousands of employees losing their jobs, Dr. Kleinfeld thought it was a good idea to recreate the Jetsons for marketing purposes

"Arconic is a forward thinking, future oriented company. And the Jetsons is an iconic cultural reference point for the future."


Libby Archell
CHIEF COMMUNICATIONS OFFICER, ARCONIC

ARCONIC BUSINESS LAYOFFS:

2016 layoffs: 1,800 employees
2015 layoffs: 1,240 employees
2014 layoffs: 1,035 employees

4,075 LAID OFF

HOW DOES THEIR FUTURE LOOK?

- ✘ Advertising is not relevant to Arconic's business
- ✘ How many people's jobs could have been saved for what Arconic spent on this nonsense?
- ✘ What does this campaign say about Dr. Kleinfeld's judgement?

Source: Arconic's YouTube page; adage.com/article/cmo-strategy/Arconic-reimagines-world-jetsons-campaign/306802/
Arconic Business Layoffs: planned layoffs to be completed by end of 2017. Source: 10-K

This photo is from Arconic's website


Brain Trust
MEET THE PEOPLE WHO MADE IT

The Director of “The Fast and The Furious” is next to Dr. Kleinfeld

- We encourage shareholders to visit arconic.com/thefuture and Arconic's YouTube page to see first-hand but one cartoonish example of Arconic's failed culture
- Dr. Kleinfeld is notably positioned in the middle of *The Jetsons* campaign “Brain Trust” and reveals himself to be an “engineer”

Gallery of Corporate Waste:
Nationwide Ad Campaign


Where Conventions Yield

Chicago



New Jersey



Washington



Detroit


5 Avenue-53 St
Station
FREE WI-FI

New York City

Gallery of Corporate Waste:
Ad Campaign Goes Overseas


Where the Future Takes Shape

Birmingham


Where Can't
Doesn't Fly

London


Mit Weitblick
Jahrzehnte
vorausgedacht
ARCONIC

Dusseldorf


Wo Visionen abheben

Munich

Gallery of Corporate Waste:
Ad Campaign Goes to the Racetrack


28


OXXO
ENERGY DRINK
ARCONIC
61
www.iRacers.hu

Gallery of Corporate Waste:
Ads Here. Ads There. Ads Everywhere.



Where Conventions Yield

Note that Arconic purchased every single billboard in the above rail car



Where Can't Doesn't Fly
Where the Vi
Stretch for D
Where Science Fiction Becomes Nonfiction

> "You can only win the 'war' with ideas, not with spending cuts."
>
> Dr. Klaus Kleinfeld

Broken Company Culture

Blatant Corporate Waste

Vanity Projects Amidst Layoffs of Thousands

Demoralized Employees

Centralized Power, Consultants, and Siemens 2.0

Rhetoric vs. Reality

Severe Disconnect Between Dr. Kleinfeld's Rhetoric and the Reality of Business Performance

Demoralized Employees: CEO-Centric Culture

Comments on Glass Door reiterate what we have heard from dozens of former employees: Arconic's **culture centers around the CEO** and his teams of consultants in NYC. Employees at the plants are underutilized and detached from decision-making

"The New York office of Alcoa is best characterized as stale and unchanging, filled with protected mediocre talent who couldn't compete elsewhere."

Glass Door, April 10, 2015

"Management lives in a bubble, reactive, no planning, no support, it is like working with hands tied to your back and wearing blindfolds."

Glass Door, July 24, 2014



"Get some plant experience so you and your staffs learn that cost reductions often cost plants more than the savings you take credit for. Senior management is failing to deliver on promises to shareholders since company separated from Alcoa. Visit the plants and listen to the plant management to find a profitable path forward"

Glass Door, March 4, 2017

"While the C-suite enjoys an ever increasing suite of luxurious perks, they are consistently reducing benefits, withholding raises and cutting back for the regular employees who actually make the company run. The board needs to fire the CEO and stop his lavish spending."

Glass Door, July 13, 2016

"Stop putting non-technical background people in high leadership positions. They will run your plant into the ground and someone else will have to fix it."

Glass Door, January 16, 2016

"Unfortunately, without the engagement of your people that actually do the work and make your products, you can never achieve the excellence that you aspire to."

Glass Door, May 25, 2014

Why Did Dr. Kleinfeld Resist the Separation for So Long?

The longstanding resistance to the separation seemingly represents another symptom of the broken company culture experienced under Dr. Kleinfeld, who has historically utilized his place at the top of large iconic organizations to promote himself

- As extensively detailed in Elliott's February 7th letter to Arconic's board, as well as the "Objections" section of this very presentation, Dr. Kleinfeld resisted separating the Company's downstream and upstream assets for more than seven years despite a steady drumbeat of commentary pushing for the transaction
- In fact, it was not until September 2015, after many years of poor operational execution, dramatic share-price underperformance and obstinate resistance to a break-up that the Company finally announced the Separation shortly after Elliott's stake-building had begun and without providing any clear rationale for the sudden about-face in strategy
- However, at least some **part of Dr. Kleinfeld's historical refusal to pursue the separation was likely motivated by his desire to continue running a large conglomerate**, especially given the fact that Dr. Kleinfeld's move to Alcoa Inc. following his departure from Siemens – under the dark clouds of a bribery scandal – could be viewed as an effective demotion given the size differential between the two companies, with Alcoa Inc. being less than one-third the size of Dr. Kleinfeld's former German employer
- As a result of the separation which he stubbornly resisted for nearly a decade, Dr. Kleinfeld's orbit has now been shrunk even further to encompass a mid-size industrial company roughly one-tenth the size of Siemens by revenue, a **confluence of events that can be construed as a second demotion for Dr. Kleinfeld who has historically utilized his place at the helm of Siemens and the 100-plus year-old Alcoa Inc. to promote both himself and his brand**
- **Unfortunately for shareholders, Dr. Kleinfeld has yet to realize that running a mid-size industrial concern is different than running a $100 billion dollar-plus multi-national conglomerate and seemingly believes that Arconic can prove to be a just as effective self-promotion vehicle**, as evidenced by Arconic's Park Avenue headquarters, self-aggrandizing advertising campaign, layers of bureaucracy and bloated overhead
- In fact, Arconic is the only capital goods company with a market capitalization of between $250 million and $50 billion head-quartered in New York City

Note: Size comparison of Alcoa Inc. and Siemens measured by both revenue and total assets; nalysis of NYC head-quartered capital goods companies based upon Capital IQ screening and excludes holding companies

Demoralized Employees: Centralized Power

Even before Alcoa Corp. separated from Arconic, Alcoa Corp. management was planning to reduce waste

"One of the things that we are going to try to <u>do differently within Alcoa Corp</u>… is to try to drive down overheads as significantly as we can."

Bill Oplinger, Alcoa Corp. CFO, October 20, 2016

*"And if I could just add to that -- mentions **<u>the word overhead gets me excited</u>**. It's -- when we've been part of the primary products business. **<u>And in plants, we spend a lot of our time complaining about overheads and the fact that there's way too many of them</u>**. So one of the fun things we've been able to do is look at every single line item and think about what that needs to be at the moment of separation. And then what are we going to do in order to continue to drive it down. And I would say that we've got a good start. **<u>We've been able to imagine how we should run the business, but we've got more to do. And we've got additional overhead to squeeze out, whether it's the location of business units around the world or any other number of places, we got more work to do when we're not satisfied with where the overhead sits today</u>**."*

Roy Harvey, Alcoa Corp. CEO, October 20, 2016

Source: Alcoa Corp. Investor Presentation, October 20, 2016

Alcoa Corp. management is telling you about Arconic

Demoralized Employees:
Swelling Overhead as Plants Face Cuts

Only 7% of Arconic employees are on LinkedIn, yet we found 26 communications professionals. By contrast PCC had 3

ARCONIC

1. Chief Communications and Marketing Officer
2. Global Communications Coordinator
3. Vice President, Communications and Marketing at Arconic
4. Senior Manager, Employee Communications
5. Vice President, Communications, GRP and TCS
6. Director of Internal Leadership Communications, Strategy, and Operations
7. Corporate Communications Manager
8. Communications Specialist
9. Senior Multimedia Communications Specialist
10. Senior Marketing Communications Analyst
11. Director, Digital Communications and Brand Strategy
12. External Communications Manager
13. EPS and TCS Communications
14. Director, Communications at Arconic
15. Employee Communications Specialist
16. Vice President, Communications at Arconic Europe
17. Director Communications Europe at Arconic
18. Communications Manager at Arconic
19. Vice President, Global Media Relations
20. Director, Ethics and Compliance Communications and Training
21. Communications Specialist
22. Manager, Communications, GRP Aerospace and Automotive & Micromill Products
23. Internal Communications & Public Relations
24. Head of Corporate Communications, Arconic
25. Communication Specialist
26. Creative Communications, Change Management, and Employee Engagement Leader

PCC

1. Director of Communications
2. Director of Corporate Communications
3. Communications Manager at Precision Castparts

Source: LinkedIn

Demoralized Employees: Current Trend Is Telling

Arconic claims that Elliott is wrong to suggest turnover is a problem. Yet its own presentation admits that the overall turnover rate at Alcoa has doubled in the last three years


Annual Employee Turnover Rate
19%
Employee turnover increased 2.4x
11%
8%
2013
2014
2015

Source: Arconic Investor Presentation, March 27, 2017

Newspaper writers call this "burying the lede"

Demoralized Employees: Consultants Valued Over All

Dr. Kleinfeld founded and led the internal consulting group at Siemens before becoming the company's CEO. He has brought that approach over to Arconic and has scores of internal and external consultants who have outsized power and influence on the Company. This extremely expensive experiment has not worked: Arconic is a mid-sized industrial manufacturing company, not a large capitalization multi-national conglomerate

"They don't want you to come up with ideas, they want you to implement ideas that management bought from consultants."

Glass Door, November 3, 2015

Arconic's "Management Consulting and Strategy" group is an entire sub-organization



ARCONIC
What We Do
Investors
News
Contact
MCS
MCS
The Management Consulting and Strategy (MCS) group is Arconic's internal strategy consulting group. We partner with our CEO, Executive Council, and business leaders to drive profitable growth and operational excellence
Our practice areas include:
Growth strategy
Technology commercialization
Operations strategy
Operational improvement

Source: www.arconic.com/global/en/join-us/mcs.asp

"Don't rely on individuals that have titles to tell you what is really going on in the work environment. Talk to the people that live it daily."

Glass Door, February 2, 2017

"Less management more workers."

Glass Door, January 30, 2017

"Make changes specific to the plants instead of the company as a whole."

Glass Door, February 7, 2017

"Management is the problem. Great workers just poorly managed."

Glass Door, February 14, 2017

"The teams in Germany are among our most intelligent. They bring our products to world markets at a fast pace. <u>You should never change a winning team</u>."

Dr. Klaus Kleinfeld, April 19, 2006



Demoralized Employees: **SIEMENS** 2.0

Dozens of employees have told us that Dr. Kleinfeld surrounds himself with sycophantic former Siemens colleagues who do not possess the experience or expertise required to lead Arconic's operations successfully

3 most important roles at Arconic



Esra Ozer
Arconic: President of Arconic Foundation
Siemens: Senior Director External Relations



Christoph Kollatz
Arconic: EVP, Chief Strategy Officer
Siemens: 22-year career at Siemens, where he held a series of leadership, strategy and technology positions



Karl Tragl
Arconic: EVP of EPS
Siemens: Managing Director of the Standard Drives business



Dr. Klaus Kleinfeld
Arconic: CEO
Siemens: CEO



Kay Meggers
Arconic: EVP of GRP
Siemens: SVP Building Technologies Division



John D. Bergen
Arconic: VP of Corporate Projects
Siemens: SVP Corporate Affairs and Marketing



Dirk Bauer
Arconic: President of Arconic Power & Propulsion
Siemens: President Directeur General for Flender Graffenstaden S.A.S

Zero Relevant Industry and Operating Experience



Maureen Cooke
Arconic: Senior Manager, Employee Communications
Siemens: Marketing Communications Manager



Daniel Fried
Arconic: Grants Manager at Arconic Foundation
Siemens: Communications Specialist



Matthias Obermayer
Arconic: General Manager Germany and New Markets
Siemens: Vice President & Partner, Siemens Management Consulting



Michael Dawid
Arconic: CFO, Arconic Aerospace & Automotive Products
Siemens: Former EVP, CFO & Treasurer, Siemens Postal, Parcel & Airport Logistics



Doris Birkhofer
Arconic: President Arconic France/VP Business Strategy & Growth
Siemens: Former Vice President of Corporate Strategy



Lisa Dunham
Arconic: Business Improvement Manager
Siemens: Senior Project Quality Manager



Gerhard Kschwendt
Arconic: SVP, Business Integration
Siemens: Program Director

Demoralized Employees: SIEMENS 2.0 (cont.)

After Dr. Kleinfeld left Siemens, his successor faced many of the same problems that Dr. Kleinfeld has now created at Arconic – it does not appear that Dr. Kleinfeld has learned from past mistakes

Peter Löscher – Successor to Dr. Klaus Kleinfeld at Siemens



"I arrived at Siemens at a very difficult moment. The company faced allegations of bribery in several countries, and eventually it paid $1.6 billion in fines. But as I always remind anybody who is listening, never miss the opportunities that come from a good crisis—and we certainly didn't miss ours. The scandal created a sense of urgency without which change would have been much more difficult to achieve, regardless of who was CEO. Siemens is a very proud company with a history of innovation and success. In the absence of a catalyst like this people would have asked themselves, 'Why alter anything?'

"Yet Siemens had to change. It's not so much the uniqueness of your strategy that matters nowadays—it's the strength of your execution. How can you adapt continually to the **changing world we are in right now? Siemens needed to execute more rapidly, and to do that we had to take** a hard look at both our organizational structure and whether we had the right people in the right jobs. Within months of my taking over, we replaced about 80% of the top level of executives, 70% of the next level down, and 40% of the level below that. I fundamentally changed how our managing board made decisions. We also worked to streamline and simplify our global operating units.

"What I learned was that Siemens employees were frustrated with bureaucracy and wanted more independent decision making. At the same time, people felt that the corruption scandal represented a failure of leadership. They were shocked and ashamed, because they are very proud to be part of Siemens.

"When it came to changing the company, I worked with my immediate team. I didn't want to bring in consultants to tell us what to do. The exercise became very painful at the end. Four-fifths of the managing board members had to leave.

"So at the first meeting I said, 'Before we go into all the agenda items, let's go around the room and report on how the business is doing.' The reaction was 'Actually, we should invite the operating units to provide the update.' I said, 'Just give me a flavor of what is really happening right now.' But the people on the board were surprised and not really prepared to answer those questions, because they weren't deeply engaged in operations."

Source: Peter Loscher, "The CEO of Siemens on Using a Scandal to Drive Change", Harvard Business Review, November 2012

Broken Company Culture:
Arconic's Celebrity CEO

"There is a **direct relationship between the absence of celebrity and the presence of good-to-great results**. Why? First, **when you have a celebrity, the company turns into 'the one genius with 1,000 helpers.'** It creates a sense that the whole thing is really about the CEO. At a deeper level, we found that for leaders to make something great, their ambition has to be for the greatness of the work and the company, rather than for themselves. That doesn't mean that they don't have an ego. It means that at each decision point—at each of the critical junctures when Choice A would favor their ego and Choice B would favor the company and the work—time and again the good-to-great leaders pick Choice B. Celebrity CEOs, at those same decision points, are more likely to favor self and ego over company and work."

Jim Collins, Fast Company

Source: www.jimcollins.com/article_topics/articles/good-to-great.html

Broken Company Culture:
Arconic's Celebrity CEO


It Isn't Your Grandpa's Manufacturing
EXCLUSIVE
ARCONIC
CNBC
HAMILTON
THE WALL STREET JOURNAL
KLAUS KLEINFELD
ALCOA

"Celebrity CEOs, at those same decision points, are more likely to favor self and ego over company and work."
Jim Collins, Fast Company

Broken Company Culture

Blatant Corporate Waste
Vanity Projects Amidst Layoffs of Thousands

Demoralized Employees
Centralized Power, Consultants, and Siemens 2.0

Rhetoric vs. Reality
Severe Disconnect Between Dr. Kleinfeld's Rhetoric and the Reality of Business Performance

Broken Company Culture:
Disingenuous Rhetoric from CEO

"[Management] is **unequaled in its efforts to put a positive spin on bad news by accentuating the positive and eliminating the negative**.... [I]f free cash flow looks bad, it will redefine it.... [S]omeday we will write a treatise on the psychology of earnings reports and presentations. And Alcoa will be our case study.... I think Alcoa is one of the more blatant spin doctors.... **[N]othing ever looks bad in management's version of the world, where all the news is good news**."

Carol Levenson, Director of Research for Gimme Credit, July 31, 2016

Source: www.post-gazette.com/business/pittsburgh-company-news/2016/08/01/Len-Boselovic-s-Heard-off-the-Street-Does-Dale-Carnegie-write-Alcoa-s-earnings-news/stories/201607310110

Not only does management eschew responsibility for the Company's poor performance, it shockingly insists that Arconic's performance has in fact been excellent

Disingenuous Rhetoric

A review of Dr. Kleinfeld's public comments as CEO depicts a Company that has not only delivered excellent results already, but one that is poised to do better over any imaginable timeframe. The **disconnect between Dr. Kleinfeld's rhetoric and the reality of business performance** has only furthered the erosion of his credibility flowing from that poor performance


transformation
value engines
organic growth
sustainable value
above target
flawless execution
the good news
strong quarter
gaining share
profitable growth

ELLIOTT®

	TSR % Since vs.			
Date of Comment	S&P 500	Peers	Al Peers	Comment
October 11, 2016	3%	2%	(1%)	This is above already the annual target, so **very, very good job**
July 11, 2016	(5%)	(6%)	(21%)	I mean we will **continue to improve the performance** of our businesses, as you see
April 11, 2016	(6%)	(13%)	(16%)	Looking ahead, I mean, **we are on track to meet our three-year targets** in all businesses except EPS
January 11, 2016	8%	(1%)	(12%)	I think **it's a solid quarter**, reflects all the actions that we've taken
October 8, 2015	(20%)	(29%)	(34%)	And against this backdrop, we have seen **very resilient results**
July 8, 2015	(14%)	(14%)	(21%)	I mean, **this has been a strong quarter**. We continue to deliver our improved operational results
April 8, 2015	(34%)	(33%)	(7%)	We're **creating a sustainable value** for our shareholders
January 12, 2015	(48%)	(48%)	(29%)	So to summarize all of this, the transformation is **creating sustainable value**
October 8, 2014	(52%)	(49%)	(46%)	I mean the transformation delivers, **we're driving profitability**
July 8, 2014	(48%)	(39%)	(47%)	We're transforming Alcoa and we are **creating a compelling sustainable value**
April 8, 2014	(43%)	(28%)	(62%)	I hope you agree with me **this was a very strong quarter**
January 9, 2014	(30%)	(16%)	(60%)	[T]he **new three-year targets gives you a good guidance** of what we are intending to do
October 8, 2013	(12%)	5%	(33%)	I mean **we're creating value** by executing our strategy
July 8, 2013	(14%)	(3%)	(49%)	[W]e are **continuing to turn in strong operating performances**
April 8, 2013	(28%)	(18%)	(30%)	We're **executing on our targets to deliver long-term value**
January 8, 2013	(48%)	(25%)	(14%)	We're well **positioned to maximize on profitable growth**
October 9, 2012	(51%)	(50%)	(14%)	We are **delivering strong results**
July 9, 2012	(57%)	(69%)	(1%)	So, all of this will continue to make us **stronger going forward**...
April 10, 2012	(64%)	(54%)	(5%)	We're **delivering our promises**...We're delivering results
January 9, 2012	(76%)	(80%)	(15%)	[O]ur **outlook is relatively positive** here
October 11, 2011	(100%)	(106%)	(10%)	Alcoa **remains a confident company** in a very nervous world
September 30, 2011	(103%)	(115%)	(3%)	[W]e continue to **accelerate to build up shareholder value** creation
July 11, 2011	(117%)	(104%)	(21%)	So the second quarter was a **very good step in the right direction**...
April 11, 2011	(123%)	(107%)	(13%)	This quarter marks an **excellent performance**. It's a solid further step into the right direction
January 10, 2011	(127%)	(118%)	(13%)	[W]e will **continue to produce outstanding shareholder value**...that's our promise
October 7, 2010	(125%)	(118%)	7%	[The] most important thing **we're driving shareholder returns**
July 12, 2010	(131%)	(139%)	10%	[Y]ou will **expect profitability to grow and outperform our past**
April 12, 2010	(133%)	(136%)	2%	They are **very proud of the almost flawless execution** that we've shown
January 11, 2010	(155%)	(159%)	(6%)	[T]he track record of last year shows that very clearly, **we are able to deliver value for our shareholders**
October 7, 2009	(160%)	(196%)	(18%)	We are fulfilling our seven promises. On all those aspects, **we are on or above target**
July 8, 2009	(172%)	(258%)	14%	Lastly, the steps that we've taken in the first quarter will really help us to be **structurally much better off**
April 7, 2009	(172%)	(269%)	17%	...Alcoa will weather this crisis and **end up stronger when the economy recovers**
March 31, 2009	(171%)	(276%)	16%	I think you can say that **I'm reasonably optimistic and you can trust us**
January 12, 2009	(183%)	(234%)	(46%)	[Alcoa will] emerge **even stronger when the economy recovers**
October 7, 2008	(190%)	(202%)	(16%)	We have a thorough understanding of how **we can and will create value**...
July 8, 2008	(166%)	(187%)	(34%)	EPS, has produced **another record-setting quarter**...

Disingenuous Rhetoric: "Good News"

4/7/08: "Michael the good news is we have a team here that's really working together."

7/8/09: "So the good news was we believe that there was room for improvement and here we go."

1/10/11: "Good news is, and you'll see some of this here on the right-hand side, Alcoa continues to be recognized for what I would call values-based management."



10/6/08: "The good news is if you talk about real future projects, we can continue to look at future projects because as I said before our mid- to long-term prospect in alumina and aluminum is positive."

7/12/10: "I mean the good news is Russia is coming back."

4/11/11: "And the good news, also on top of it, 32% revenue growth on a year-over-year basis."

10/11/11: "We are, and that's the good news here, whatever lies ahead of us, we are prepared to take it."

4/10/12: "And the good news also is all of that would not be possible if we wouldn't have driven process innovations."

1/8/13: "In Europe, we expect a decline of 4% to 6% in 2013, and that is also relatively good news because the decline is slowing."

4/8/13: "But that's better news -- I mean, more good news than bad news, I would say."

10/8/13: "So good news to come and I think the orders are showing in the right direction here."

1/12/09: "The good news is all of those markets are our end markets in Russia."

10/7/10: "So with that, let's go to the aluminum demand and see what implications the end markets drive has on the aluminum demand, and this is actually pretty good news."

7/11/11: "And the good news is, we've constantly innovated and substituted our own solutions."

11/9/11: "So there's a lot of moving elements in this segment of our business, we need the productivity but we also get it, and that's the good news."

1/9/12: "Well, I think the good news is we're doing it in addition to the things that we've done before."

11/7/12: "The good news is the growth rate is exactly in those fields that are higher-margin on traditionally and will be, that's fantastic."

7/8/13: "This is the good news. I mean, the good news is that we will be able to grow our aerospace business, I mean, and every one of the segments that caters to aerospace."

Disingenuous Rhetoric: "Good News" (cont.)

11/7/13: "Building and construction, very, very good news, as I was saying, extremely good news."

4/8/14: "And the good news is we have a leading position in the aerospace market and pretty much everything that is there, and has really been excellently positioned also on the composite planes."

5/2/14: "Now the good news is we are globally active."



4/8/14: "The good news is we have a deep understanding of our customers."

6/26/14: "The good news is now the market is coming back, also here in the U.S., where we are very strong and in Europe, it's at least not going further down."

10/8/14: "And that's really good news because you see the dark blue piece is growing."

11/4/14: "We have opportunities and the good news is we know how to do it."

1/12/15: "And the good news is, again, like in the last quarter, it's really coming from all segments and from all functions."

5/1/15: "Good news is the shareholders and the stock market has recognized that, as well as the media have recognized that, as you can see there on -- in the Financial Times."

1/11/16: "Now the good news of this is we know how to do these things, right?"

7/11/16: "And the good news is the separation is on track."

4/8/14: "And the good news, it really comes from all segments, so everybody is performing well."

7/8/14: "The good news is the U.S. market is coming back."

4/8/15: "And also the fourth quarter, brought good news on that end because, the FAA basically certified our aluminum-lithium fan blade for the Pratt & Whitney PurePower engine for the A320neo."

4/8/15: "What is the really, really good news here? The good news is that we have invested in the innovation, in the growth on the aero side."

7/8/15: "And the good news is, I mean, we cater to everybody."

4/11/16: "So the good news is we -- if you look at the left-hand side here, at Arconic, we currently have 11,644 actions under way for this year, right?"

10/11/16: "As you know, a major part of our DNA and a major part of the profit drivers, also good news on that end."

Disingenuous Rhetoric: "Proud"

1/11/10: "[W]e're **extremely proud** of the efforts in maintaining our cash and liquidity position."

4/12/10: "**[V]ery proud** of the almost flawless execution that we've shown in 2009."

5/06/11: "I'm **most proud** of is this magazine called Exame."

10/09/12: "[W]e're **very proud** of inside of the company because 33 days working capital."



1/11/10: "[W]e we have not compromised our values, we in fact live them every day and we are **very proud** of the achievement."

1/10/11: "[O]ne other thing that makes me **really, really proud** – and I'm pretty sure that I speak for all Alcoans – that in the downturn it's so easy to compromise your values."

11/07/12: "I'm **very proud** of what we've accomplished here."

11/04/15: "I'm **very proud** and excited to talk about an equity investment that we will make in Phinergy of $10 million."

4/11/16: "[W]e're **pretty proud** of having won the Airbus contract for 3D metals printing."

12/14/16: "**I'm proud** to report that by the end of the third quarter, we've already achieved the $550 million target and are looking to Q4 add on top of those productivity gain."

1/11/10: "**[P]articularly proud** of that, because that talks about the organic growth."

11/10/10: "Alcoa is **very proud** of being a leader in not only in the industry...."

11/9/11: "I'm **extremely proud** honestly, and again, many of you I think understand why I say that, on the aerospace side."

11/7/13: "**Very proud** to report that we have moved down 3 points on the alumina side."

11/04/14: "[I]t makes me **very proud** to have the job I have."

10/11/16: "**[V]ery proud** of how efficient we have been in the separation and how low our separation costs have been relative to what we've seen at other places."

10/20/16: "[T]he thick plate stretcher products into the market. I am **very proud** of that one."

Disingenuous Rhetoric: "Sustainable"

1/12/09: "We completed a new smelter in Iceland, a location that gives us access to some of the most competitive and **sustainable energy** in the world."

7/8/09: "We're enhancing our position…how are we doing that and how we are getting this to a **sustainable level**."

1/10/11: "We've been named the **Sustainable Company of the Year** by Exame Magazine, and we're particularly proud of that."



7/8/09: "Recyclability: It's good for society, **sustainable**. It's green."

10/7/09: "Building a mine like that and the **sustainable way** we've done that, it really makes me proud of how we live out values."

1/10/11: "We have just gone through a phase of tremendous expansion in Brazil. And to have done that in a **sustainable fashion**, I think that really stands out."

11/7/13: "[H]ow important technology is, not to have just brought us where we are, but to get us further on the path and on a **sustainable path** to continue to grow, as well, the bottom line as the top line."

11/4/14: "We are creating a compelling, **sustainable value** for all of you."

4/8/15: "We are creating a **sustainable value** for our shareholders."

7/8/09: "Capex: When it comes down to $1.8 billion this year and then we want to have a **sustainable level** of $850 million."

1/11/10: "And literally, to make sure that we have a long-term **sustainable business** case here for can sheet as well as, and in TAP."

5/6/11: "And as nobody was out there to have a **sustainable packaging**, we did it ourselves."

7/8/14: "We are transforming Alcoa, and we are creating a compelling, **sustainable value**."

11/4/14: "I am convinced that we will continue on the journey and we'll continue to create a really compelling, **sustainable value**."

1/12/15: "So to summarize all of this, the transformation is creating a sustainably – **sustainable value**."

Disingenuous Rhetoric: "Transforming"

1/12/09: "We have quickly shifted gears to put increased emphasis on maximizing cash and **transforming the cost structure**."

11/7/13: "So I think the first point here is, that we are going through a **transformation of the company**, right."

5/2/14: "**The transformation is working** and they are responding."

5/13/14: "As you know, Alcoa has been **transforming itself** over the last few years."



10/7/09: "[T]he work we've done to reposition our cost structure and **transform our performance** has driven improved cash generation across the company."

1/9/14: "We're going to do that by continuing on the productivity side and by **transforming our asset base**."

6/26/14: "Alcoa's **transformation into a lightweight metals innovation powerhouse**.... This is a **transformational transaction**."

10/8/14: "I mean, as you probably all can see, the **transformation is delivering results**.... So let's summarize. I mean, **the transformation delivers**.... Alcoa's **transformation is delivering**."

1/12/15: "I would say the **transformation has delivered results**.... It is the **accelerated portfolio transformation**.... [T]he **transformation is sustainable value**."

4/8/15: "[I]t's been a strong operational quarter and the **transformation is fully on track**.... So that's pretty much what's been happening: strong operational results, **transformation fully on track**."

10/8/15: "The **transformation is on course**."

3/23/16: "In 2015, **we completed our portfolio transformation**."

11/7/12: "[W]e **transform our plants** into - sorry, for the word, lean, mean production centers."

4/8/14: "**The transformation is accelerating** and the repositioning, in my view, is working so you will see more of this."

7/8/14: "I mean, the **transformation accelerates**.... We are continuing the **transformation, and we're accelerating it**.... [T]he **transformation of Alcoa truly is in high gear**."

11/4/14: "We are **transforming Alcoa**.... We're allocating capital to **fund the transformation**.... So this is what you're getting, [the] **transformation of Alcoa**."

3/9/15: "It's clearly **accelerating our transformation**."

5/12/15: "The **transformation of the company continues**."

7/8/15: "[W]e are really **transforming the company**, and we are building these 2 value engines.... This was a strong quarter, shows that **transformation is right on**."

11/4/15: "[T]he most **recent step in the transformation** was about a month ago."

Disingenuous Rhetoric: "Gaining Share"

4/7/08: "[T]his chart gives you quick snapshot of the success that we have displayed using all levers growth, **share gain**, productivity enhancement and so on and the results are clearly a good indication."

1/8/13: "Their midterm target as depicted on the left hand side was, $1.6 billion incremental revenue split up into$1 billion to **share gain** and innovation and $600,000 basically from market-to-market development and all of that also while achieving EBITDA margins that are above historic levels."



7/9/12: "So, that's why we are putting a lot of efforts into innovating and improving our position in this market and **gaining share** through innovation…."

11/7/13: "I opened the presentation, really innovation has been, and will continue to be in the next three years, the main engine behind our **share gain**."

2/16/14: "For tension applications, 26 of them for vertical tail plane, major **share gain** for us."

11/4/14: "But this is a structural gap that will take quite some time and we will be working it and we will be **gaining share** in this and we will continue to close the gap."

11/9/11: "Again, the drivers, emerging market growth, as well as aluminum being the raw material of choice, **taking share** from steel, **taking share** from copper, being driven by the megatrends that we see today."

10/9/12: "Obviously, these types of innovations driven by very, very strong, also innovation on the fundamental metal side, are driving **share gain** and growth."

7/8/14: "I mean we have clear targets that we put out there; and the targets are $1.8 billion value-add organic growth coming from innovation and **share gain**, right?"

11/4/14: "If the markets itself are growing and then our offerings are **gaining share** in growing markets, this is like a double whammy that you're getting and we are extremely excited and I hope you are too."

12/14/16: "It's about the innovative products and the aero **share gain**, which I explain."

1/10/11: "$1 billion of new introduction, as well as **share gains**."

Disingenuous Rhetoric: "Shareholder Value"

4/7/08: "We need to execute our plans and move them safely and quickly from idea to cash as only cash creates real **shareholder value**."

5/6/11: "Well, on the dividend side, obviously, we're working very, very hard to increase **shareholder value** and increase value for the company in total."

11/9/11: "[W]e are living our values. That all comes together, a pretty unique package, and we continue to accelerate to build up **shareholder value** creation."



7/8/08: "You can be absolutely assured that we will make out decision based upon one criteria only: our confidence in creating **shareholder value** with respective investments."

1/10/11: "We will continue to produce **outstanding shareholder value** across all businesses, and take my word, that's our promise."

10/11/11: "I also want to assure you that we will not lose sight of our True North, which is accelerating **shareholder value** through profitable growth."

4/10/12: "I think then we are then creating **substantial shareholder value**. And that's the main driver that we will continue to follow here."

7/8/15: "So this is not something that comes tomorrow, but we believe that, that's the right thing to do to get **shareholder value** here."

7/8/15: "I think that's really what counts, and that's what's going to create **shareholder value** short as well as long term."

12/14/16: "We have a relentless focus on creating **shareholder value**, driven by an owner's mindset."

12/14/16: "So this I believe very strongly is a great alignment between the targets that we told you, the incentives for achieving it and how this will drive the **shareholder value**."

10/7/08: "Rest assured, we will use every level possible to enhance our competitiveness, capture market share and deliver greater **shareholder value**."

11/9/11: "So let me sum it up. Alcoa is committed to creating **shareholder value**."

5/3/13: "And we look at how to create **shareholder value** in the best possible way."

11/7/13: "[Y]ou mentioned that asset. I think the $600 million shows you that when we do that, we do it right, and we generate quite a bit of **shareholder value**."

7/8/15: "So we are really committed, I mean, to do all that we can do to create **shareholder value**."

12/14/16: "Sixth, we're really attacking all opportunities that drive **shareholder value**, that is for us the most important thing that we have on our mind."

12/14/16: "We look at this company as though the money that's put in there needs to get the returns to us that you want, driving **shareholder value** here."

12/14/16: "The combination of owners mindset, shareholder value drive taking on all of the drivers for **shareholder value** at the same time having a very, very clear path."

ELLIOTT®

Disingenuous Rhetoric: "Track Record"

1/11/10: "We have been able to show that we stick to our commitments. The **track record** of last year shows it very clearly. We are able to deliver value for our shareholders."

11/10/10: "I believe that there are very few companies that have a **track record** like that and I think we earn it in a fashion every year."



5/3/13: "We are now in a situation where our **track record** is 75x better than the average U.S. industrial firm."

10/8/15: "[W]e have a proven **track record** in optimizing this segment…."

1/11/16: "In addition to that, this all would not have been achieved if we wouldn't, every year, basically not have let our eyes off productivity…. So I hope you agree with me that this has been a pretty good **track record** to drive profitability, and we have all intention to continue that as you've seen in 2015."

10/11/16: "We are the major supplier to industry leaders in all of the sectors that Arconic is in. Arconic is a differentiated driver via innovation and advanced technology solutions. It has unparalleled capabilities on multi-material manufacturing processes as well as application engineering. It has a **track record** of breakthrough advances. I'm not going to mention all of this."

11/7/13: "There's the **track record**, there's the trajectory, can you sustain it? Absolutely can do it, and I'll tell you why we can do it.."

5/2/14: "As you can see here, this is our… **track record**. And we already are known not only in our industry, but beyond our industry…."

11/4/15: "What has upstream achieved? It has a **track record** of cost leadership and margin expansion."

1/11/16: "And if you also take a larger perspective and say, 'Well, what is really the **track record** of the Value-Add business? What have they really achieved?' I mean this is our **track record** from 2008 to 2015."

10/27/16: "And you have - some of you have gotten to know the leadership team, and I hope you all will get to know it better, a team that really has a proven **track record**, and it's very strongly committed to create value for basically all of us here."

5/2/14: "By the end of the year, we will basically be at 2.9 million tons of operating capacity. We have reduced the operating capacity by 28%. That means almost 1.2 million tons. That is an absolutely brutal task to do. And it's – I really take my hat off, I mean, that we tried to do it in the best possible way. And I think so far, the **track record** is good. Right."



Poor Governance

ELLIOTT ®

Poor Governance

Frustrating Shareholder Rights

Arconic Has Clung to Retrograde Practices

No Accountability

Chairman & CEO, No Real Lead "Independent" Director

Lack of Alignment

Pay Not Linked to Performance, Board/CEO Not Owners

Ethics Concerns

Management Used Company Assets to Secure Votes


ARCONIC
Innovation engineered.
NEW YORK STOCK EXCHANGE

"We encourage you to rely on the judgment of the Arconic Board, which is independent, objective and thoroughly dedicated to the interests of all Arconic shareholders."

Arconic Letter to Shareholders, March 2, 2017

Frustrating Shareholder Rights: Arconic vs. New Alcoa

New Alcoa chose to embrace good governance when the companies split, **Arconic chose not to**

"[O]ne of the things about Alcoa Corp. that is fundamentally different than Alcoa Inc. is that we were given the opportunity to come out with a much better governance structure. So as a new company, we separated the Chairman and the CEO role. I personally believe that's the right way to have the business set up.... In addition to that, we've decided to incorporate in Delaware.... Delaware is much more shareholder-friendly."

William F. Oplinger, CFO Alcoa Corp., November 16, 2016

Governance Issue	Arconic	New Alcoa
Election of Directors	✗ Staggered Board	✓ Annually Elected Board
State of Incorporation	✗ Pennsylvania	✓ Delaware
Removal of Directors	✗ 80% of outstanding	✓ Majority of outstanding
Charter Amendments	✗ Up to 80% of outstanding	✓ Majority of outstanding
Leadership Structure	✗ Combined Chairman & CEO	✓ Separate Chairman & CEO

Is this an honest statement?

Source: FactSet

"Made several attempts to improve legacy governance but could not garner sufficient shareholder support"

Arconic Investor Presentation, March 27, 2017

Frustrating Shareholder Rights:
Clinging to Outdated and Substandard Practices

"Having a classified board is <u>not an accountability issue for Alcoa</u>. The company's corporate governance policies hold directors accountable to shareholders."

Alcoa's 2011 Proxy Statement

Decline in S&P 500 Companies with Classified Boards



(101%)
TSR
vs. Proxy Peers since 2011 AGM
500
450
400
350
300
250
200
150
100
50
0
No. of Companies
70%
60%
50%
40%
30%
20%
10%
0%
% of Companies
9.6%
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016

Source: Bloomberg

Frustrating Shareholder Rights: "Arconic's Board Values Strong Corporate Governance"?

Consistent with a pattern of delusion that includes pretending that TSR and operating performance have been excellent, Arconic's board claims to "value" good governance practices. Reality: the Company has been a corporate governance house of horrors

The Company could have reincorporated in Delaware. The split with Alcoa would have been a perfect opportunity to do so (and New Alcoa did just that). They also could have put a proposal to reincorporate into Delaware on the ballot THIS YEAR. The Company's "ongoing efforts" this year could have been solved with one proposal to reincorporate in Delaware



The Facts: Arconic's Board Values Strong Corporate Governance
Focus and values of our Board
Key Board and Governance Information
12 of 13 Number of Independent Directors
63 Average Age of Directors
19 Full Board Meetings Held in 2015 and 2016
< 4 Average Tenure of Independent Directors (in years)
67% Independent Directors Added in the Last Three Years
93% Average Board Attendance in 2016
✓ Ongoing Efforts to Declassify Board Structure(1)
✓ Adopted Proxy Access Bylaw
✓ Majority Voting for Directors
✓ Ongoing Efforts to Eliminate Supermajority Voting Requirements(2)
✓ Lead Independent Director
✓ Regular Executive Sessions of Independent Directors
✓ Director Stock Ownership Guidelines
Proven Independent Leadership
Patricia F. Russo
Lead Independent Director
Director on the Boards of:
• General Motors
• Hewlett Packard Enterprise
• KKR Management
• Merck & Co.
✓ Proven track record as executive and Board member
✓ Has led companies through severe economic downturns
✓ Experience leading complex, global organizations
✓ Extensive knowledge of governance practices and principles
Governance Background and Actions
• Arconic is a Pennsylvania corporation and is saddled with legacy governance requirements
• Board has attempted to modernize governance, but has not been able to garner sufficient shareholder support
• Board ensured Alcoa Corp. was spun with state-of-the-art governance
• Board committed to submitting a proposal to reincorporate in Delaware if this year's governance proposals do not pass, which will enable a new charter with state-of-the-art governance, including annual election of directors
ARCONIC
66

We believe that Alcoa's "efforts" to improve corporate governance were disingenuous

Would Alcoa Corp.'s management and board agree that Arconic's current directors deserve credit for its "state-of-the-art" governance?

We believe Pat Russo's leadership is not truly "independent" and her own poor track record of performance speaks for itself

TSR, relative to the S&P 500 Index, since Ms. Russo joined the board is (182%)

Source: Arconic Investor Presentation, March 27, 2017

Frustrating Shareholder Rights: Disingenuous Efforts

Under the current CEO, Alcoa has a history of failed efforts to expand shareholder rights. After 2012 the Company abandoned its "efforts" to improve corporate governance

(230%) TSR SINCE

2009	Mgmt. Rec.	ISS & GL Rec.	% for Voting	% for O/S
Amend Vote Requirements to Amend Articles/Bylaws/Charter	Against	For	73.4	45.8

- This was the proposal that initiated Alcoa's apparent cat and mouse game of what we believe was a disingenuous effort to improve corporate governance

(123%) TSR SINCE

2010	Mgmt. Rec.	ISS & GL Rec.	% for Voting	% for O/S
Adopt Majority Voting	Against	For	94.6	70.5
Reduce Supermajority Vote in Director Elections	For	For	95.3	71.1
Reduce Supermajority Vote to Remove of Directors	For	For	96.8	72.2

- The Company could not get 8-10% more of the vote in?
- How many phone calls did the proxy solicitor make?
- How many mailings did the Company do?

(101%) TSR SINCE

2011	Mgmt. Rec.	ISS & GL Rec.	% for Voting	% for O/S
Reduce Supermajority Vote Requirement Relating to Fair Price Protection	For	For	95.2	70.3
Reduce Supermajority Vote Requirement Relating to Director Elections	For	For	95.1	70.2
Reduce Supermajority Vote Requirement Relating to the Removal of Directors	For	For	95.5	70.5
Declassify the Board of Directors	Against	For	80.7	42.5

- The Company could not get 10% more of the vote in?
- How many phone calls did the proxy solicitor make?
- How many mailings did the Company do?

(55%) TSR SINCE

2012	Mgmt. Rec.	ISS & GL Rec.	% for Voting	% for O/S
Reduce Supermajority Vote Requirement for Director Elections	For	For	95.9	47.1
Reduce Supermajority Vote Requirement for Director Removals	For	For	96.2	47.2
Declassify the Board of Directors	For	For	96.9	47.6

- Why did so few shareholders vote at this meeting?
- What were Alcoa's proxy solicitation expenses for 2012?

Source: Institutional Shareholder Services; Bloomberg

Note: Total shareholder return relative to Company Proxy Peer median

Frustrating Shareholder Rights: Disingenuous Efforts (cont.)

Although there are ~400,000 shareholders of Arconic, more than 80% of the shares are held by less than 5% of holders. We believe the Company's **excuse that it could not achieve a supermajority vote is not credible**

Arconic Share Range Analysis



83% OF ARCONIC SHARES ARE HELD BY THE TOP 6.4% OF INVESTORS
Percentage of Shares Held
39%
47%
52%
59%
66%
68%
71%
74%
75%
77%
79%
83%
84%
87%
91%
94%
94%
95%
96%
96%
0.0%
0.0%
0.0%
0.1%
0.1%
0.2%
0.2%
0.2%
0.3%
0.6%
1.1%
1.3%
1.8%
2.8%
6.4%
7.9%
13.4%
26.0%
49.5%
53.6%
65.7%
82.0%
100.0%
Account Size Percentile

NCR Corp.'s Extraordinary Effort

"One company, NCR Corporation, made a distinct effort to ensure its declassification proposal surpassed the 80 percent of outstanding shares supermajority vote requirement. 2016 represented the third consecutive year that NCR had placed a board-sponsored declassification proposal on the ballot. In 2014 and 2015 the proposal received the support of 78.4 and 77 percent of outstanding shares, respectively. At the time NCR convened its 2016 annual meeting, its declassification proposal again received less than 80 percent support of outstanding shares. Nonetheless, NCR took the extraordinary step to adjourn its meeting twice in order to solicit additional votes for the declassification proposal. When the annual meeting convened for a third time, the declassification had received the requisite votes of outstanding shares for passage at 80.1 percent."

ISS Post Season Review, October 12, 2016

Source: Broadridge reports provided to Elliott

Poor Governance:
Failed Window-Dressing

Arconic's reactive governance changes - after we launched our proxy contest - serve as an admission of guilt, in our view, and we believe the current board will not necessarily follow through as needed

- The Board had ample time and opportunity under Dr. Kleinfeld's leadership to address Arconic's corporate governance practices, including its classified board structure and supermajority shareholder approval requirements
- Notably, Arconic could have sought to enhance its corporate governance in connection with the Separation by following suit with New Alcoa's Delaware incorporation (rather than Pennsylvania), annually elected board of directors, majority voting requirements and separated Chairman and CEO structure
- The Board acknowledges that these governance changes could be achieved through a Delaware reincorporation (which would not require supermajority approval) but chose not to take that path
- Search to fill a board vacancy did not commence until after Elliott launched its proxy contest. David Hess replaced Martin Sorrell, who only attended 63% of Arconic's board meetings in 2016 (which would have resulted in an automatic AGAINST recommendation by major proxy advisors). Furthermore, WPP, which Mr. Sorrell owns a significant stake in, was compensated for the wasteful *Jetsons* marketing campaign

"If Arconic's board is so 'uniquely positioned' to steer the company in the right direction, why did it wait until after Elliott raised some of these issues to do something about them? Alcoa seems to have found the time to improve its corporate governance following the split in November."

Brooke Sutherland, Bloomberg, March 6, 2017



Poor Governance

Frustrating Shareholder Rights
Arconic Has Clung to Retrograde Practices

No Accountability
Chairman & CEO, No Real Lead "Independent" Director

Lack of Alignment
Pay Not Linked to Performance, Board/CEO Not Owners

Ethics Concerns
Management Used Company Assets to Secure Votes

ELLIOTT®


ARCONIC
Innovation, engineered.

After two years as CEO, Dr. Kleinfeld re-combined the Chairman and CEO positions. Since then, Dr. Kleinfeld has held both positions. But a lead independent director can be just as good as an independent chairman, right?

No Accountability:
An Undeserved Privilege

Combined Chairman and CEO positions should be a privilege enjoyed by sustained top performers only

"[Dr.] Klaus Kleinfeld serves as both the CEO and chairman. The combined role is increasingly discouraged by investors believing instead that the separation of these roles provides more effective board oversight. As an enhanced safeguard, the company has individual designated Patricia Russo as the Lead Director. However, Ms. Russo is overboarded, serving as Lead Director of GM, chairman of Hewlett Packard Enterprise (HPE), and is a director at Merck & Co. This calls into question the time she has available to lead the independent directors. Another issue is the fact that Chairman and CEO [Dr.] Klaus-Christian Kleinfeld, who is also overboarded, serves on the board of HPE with Ms. Russo. This can make it difficult for the lead director to act independently."

MSCI ESG Research, Inc., December 19, 2016

TSR of S&P 500 with Combined CEO/Chairman Position



500
400
300
200
100
0
(100)
TSR Since 1/1/2010
(100)
(50)
0
50
100
150
200
250
TSR Since 1/1/2014
Alcoa under Dr. Kleinfeld

TSR Since Re-Combining Chairman & CEO Positions

vs. Proxy Peers	(123.4%)
vs. Industrials Proxy Peers	(144.1%)
vs. Materials Proxy Peers	(98.8%)
vs. Aluminum Peers	2.5
vs. S&P 500	(127.6%)

Source: Bloomberg
Note: End date for TSR is October 31, 2016; S&P 500 companies as of October 31, 2016

No Accountability: Distracted CEO

Dr. Kleinfeld's outside interests are excessive given the Company's performance

"Evidence strongly suggests that the time commitment required to be an effective board member at a public company – driven by new regulations, boards' increasing role in risk oversight, and rising demands for directors to engage with shareholders – has jumped in recent years. Accounting restatements, unsolicited takeover offers, corporate scandals, data breaches and executive succession crises are just a few of the events that can place around-the-clock claims on a director's attention. It is important that board members have the capacity to fulfill all duties, including responding to such unforeseen events when they happen, without compromising their professional and boardroom commitments."

ISS 2016 Proxy Policy Update

Public Company Boards

ARCONIC — (150%) TSR VS. S&P 500 SINCE BECOMING CEO

Hewlett Packard Enterprise — AA: (54%) TSR VS. S&P 500 SINCE JOINING

Morgan Stanley — AA: (60%) TSR VS. S&P 500 SINCE JOINING

Non-Profit / Advocacy Boards

1. The Brookings Institution
2. American Institute for Contemporary German Studies
3. The Assmann Foundation of Prevention
4. Partnership for New York City
5. US-Russia Business Council
6. The Bilderberg Group
7. Global CEO Advisory Council
8. World Economic Forum
9. American Council on Germany
10. Council on Foreign Relations

"AGAINST: [Dr.] Kleinfeld... Nominee [Dr.] KLEINFELD serves as an executive of chairman and CEO of Arconic Inc ("Arconic"%), a public company created by the recent split of Alcoa, while serving on a total of three public company boards... In [Dr.] Kleinfeld's case, we note that Arconic has been targeted by activist investor Elliott Management, which plans on nominating a slate of dissident candidates at Arconic's next annual meeting. We believe the volatility of this situation, including Elliott's push for [Dr.] Kleinfeld to be removed from his position as CEO of Arconic, may further distract from [Dr.] Kleinfeld's board commitments at the Company."

Glass Lewis, 2017 HPE Proxy Paper

2016 S&P 500 Average TSR



14.7
10.2
95% of S&P 500 CEOs sit on <2 outside boards
CEO sits on two or more outside boards
CEO sits on one or less outside boards

"There isn't a corporate/shareholder event of prestige Klaus often declines so as to put in more hours at the office (oh, which by the way, occupies the top floor of the Unilever Building, NYC's most expensive offices, which by many accounts are worth a sizeable portion of Alcoa's market capitalization; certainly not a bad upgrade from the steel mills of Pittsburgh). An investor would have fared best by avoiding [Dr.] Kleinfeld's hijinks all-together from mid '08- to the present by way of holding aluminum outright (which plummeted in pricing/ton from ~$3k to $1.4k in '08) or better yet a S&P 500 index fund...Bravo Davos, why not ask your posterchild Klaus to run an annual seminar on Disruptive Value Destruction?"

Cara Goldenberg, Value Walk, May 15, 2016

No Accountability:
“Cosmetic” Independence



2017 PROXY STATEMENT

Corporate Governance (continued)

The Structure and Role of the Board of Directors

Board Leadership Structure

The Company's current Board leadership structure comprises a combined Chairman of the Board and Chief Executive Officer, an independent director serving as the Lead Director and strong, active independent directors. Arconic has had a strong, independent Lead Director for a number of years. The Board believes this structure provides a very well-functioning and effective balance between strong Company leadership and appropriate safeguards and oversight by independent directors. A combined role of Chairman and Chief Executive Officer confers advantages, including those listed below:

- By serving in both positions, the Chairman and Chief Executive Officer is able to draw on his detailed knowledge of the Company to provide the Board, in coordination with the Lead Director, leadership in focusing its discussions, review and oversight of the Company's strategy, businesses, and operating and financial performance.
- A combined role ensures that the Company presents its message and strategy to stakeholders with a unified voice.
- The structure allows for open and effective communication between executives and the Board, as well as efficient decision making and focused accountability.

The Board believes that it is in the best interest of the Company and its shareholders for Mr. Kleinfeld to serve as Chairman and Chief Executive Officer, considering the strong role of our independent Lead Director and other corporate governance practices providing independent oversight of management as set forth below.

Our Independent Lead Director has substantial responsibilities.

Our Lead Director:

- Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- Responds directly to shareholder and other stakeholder questions and comments that are directed to the Lead Director or to the independent directors as a group, with such consultation with the Chairman or other directors as the Lead Director may deem appropriate;
- Reviews and approves meeting agendas and schedules for the Board;
- Ensures personal availability for consultation and communication with independent directors and with the Chairman, as appropriate;
- Calls executive sessions of the Board;
- Calls special meetings of the independent directors, as the Lead Directors may deem to be appropriate; and
- In her capacity as Chair of the Governance and Nominating Committee, oversees the Board's self-evaluation process.

Patricia F. Russo is our current Lead Director. Ms. Russo's strength in leading the Board is complemented by her depth of experience in Board matters ranging from her service on the Company's Compensation and Benefits Committee (including as Chair from May 2011 to May 2015), Governance and Nominating Committee (as the current Chair) and Executive Committee to her memberships on other company boards.

33

ARCONIC

And “Substantial” Conflicts of Interest

“CEOs or other top executives who serve on each other’s boards create an interlock that poses conflicts that should be avoided to ensure the promotion of shareholder interests above all else”
Glass Lewis 2017 Proxy Paper Guidelines

“While many companies have an independent lead or presiding director who performs many of the same functions of an independent chair (e.g., setting the board meeting agenda), we do not believe this alternate form of independent board leadership provides as robust protection for shareholders as an independent chair.”
Glass Lewis 2017 Proxy Paper Guidelines

“If the person [Lead Director] is not independent or lacks substantive duties, the position is simply cosmetic.”
ISS 2016 U.S. Proxy Voting Manual

“One particular relationship that should raise a red flag is when the CEO of company A sits on the compensation committee of company B whose CEO is a director of company A or the converse. ISS typically categorizes such directors as affiliated outsiders.”
ISS 2016 U.S. Proxy Voting Manual

AGAINST PAT RUSSO. “The nominee [Russo] is an incumbent member of the nominating committee and the chair of the board is not independent. The nominee is an incumbent member of the compensation committee and the ratio of CEO compensation to compensation of the average named executive officer is inequitable. The nominee sits together on more than one board with another director. The nominee sits on five or more public company boards..”
NEI Investments 2015 Proxy Voting Report

Source: Arconic’s 2017 Proxy Statement

No Accountability:
Lead "Independent" Director

Dr. Kleinfeld oversees Ms. Russo's compensation at HPE while Ms. Russo oversees Dr. Kleinfeld's compensation at Arconic. Cool, right?

Hewlett Packard Enterprise



Have been on Board together since 2014

Hewlett Packard Enterprise



Pat Russo, Chair of the Board

- $434,675 in FY 2016 compensation for the position – a 39% increase since Dr. Kleinfeld joined the HPE Board

Dr. Klaus Kleinfeld, Director

- Member of Human Resources and Compensation Committee, responsible for *"Discharging the Board's responsibilities relating to the compensation of our executives and directors"*
- Member of the Nominating, Governance, and Social Responsibility Committee, responsible for *"Design[ing] and execut[ing] annual evaluations of the Board, committees, and individual directors"* and *"Oversee[ing] the organization and leadership structure of the Board to discharge its duties and responsibilities properly and efficiently"*

ARCONIC



8 years together!

ARCONIC



Pat Russo, Lead Independent Director

- Has made approximately $2 million as a director under Dr. Kleinfeld
- As Lead Director, Ms. Russo is responsible for *"providing independent oversight of management"*
- Chairman of Governance and Nominating Committee, and member of the Compensation and Benefits Committee which is tasked with: *"Design of compensation programs and incentive arrangements"*

Dr. Klaus Kleinfeld, Chairman & CEO

- Has been paid more than $120 million since Ms. Russo joined the Compensation Committee

Source: Arconic 2017 annual proxy statement; HPE 2017 annual proxy statement

No Accountability:
Reciprocal Back Scratching?

Dr. Kleinfeld and Ms. Russo have done very well by overseeing one another



$121M
Dr. Kleinfeld's compensation since Ms. Russo joined the Arconic comp committee
39%
Ms. Russo's pay raise since Dr. Kleinfeld joined the HPE comp committee
Ms. Russo Board Pay
$500,000
$450,000
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$-
1/1/2008
1/1/2009
1/1/2010
1/1/2011
1/1/2012
1/1/2013
1/1/2014
1/1/2015
1/1/2016
$19,000,000
$17,000,000
$15,000,000
$13,000,000
$11,000,000
$9,000,000
$7,000,000
$5,000,000
Dr. Kleinfeld CEO Pay
Russo Pay AA/ARNC
Russo Pay HP
Dr. Kleinfeld Pay AA/ARNC

"None of our executive officers served as a member of the compensation committee of another company, or as a director of another company, whose executive officers also served on our compensation committee or as one of our directors."

HPE 2017 Proxy Statement

Source: Bloomberg

Ms. Russo's interlocks with Dr. Kleinfeld are so significant as to not permit her to serve as Executive Chairman of HPE

No Accountability:
Ms. Russo's Stewardship Does Not Give Us Comfort

Not only is Ms. Russo conflicted, her own track record as a CEO is abysmal

"I don't even want you to finish the phone call, I want you to hang up right now and just say I want to sell every share of Lucent because <u>the combination of Lucent and Alcatel is going to be run by</u> ***<u>Patricia, Run Into the Ground, House of Pain, Train Wreck, Sell-Sell-Sell, Russo</u>****."*

Jim Cramer, July 31, 2007

"She has a <u>remarkable lack of vigor</u>, a <u>lack of execution</u>, a <u>lack of vision</u>…"

Jim Cramer, September 14, 2007


MAD MONEY
Cramer: I'm Naming Russo An All-Star Hall Of Shamer…If That's Possible
SELL BLOCK


THE WALL STREET JOURNAL.
Patricia Russo Out at Alcatel-Lucent



(86%) vs. S&P 500 as CEO

TSR as a Director at Alcoa (226%) vs peers

"<u>After such poor results, "the board would be totally irresponsible" for keeping Ms. Russo on</u>, says author and consultant Noel Tichy."

The Wall Street Journal, July 29, 2008

"Pat Russo will step down as CEO by no later than the end of this year and Serge Tchuruk (Chairman) will also leave by October 1, 2008. <u>We believe this joint resignation will be well received by investors and gives scope for a fresh approach going forward</u>."

Credit Suisse, July 29, 2008

"Alcatel-Lucent announced this morning that CEO Pat Russo and the Chairman of the Board Serge Tchuruk will step down by the end of the year. The board has announced it will reduce in size and add new members with strong industry expertise. <u>This is positive news for the company: a new management team is likely to improve investor confidence and opens a wider range of options for turnaround of the company</u>."

Sanford Bernstein, July 29, 2008

No Accountability: "External Recognition"

What makes someone "external"? Perhaps Pat Russo could tell us

External Recognition of Board's Commitment to Good Governance

Endorsement from Corporate Governance Expert Professor Joseph A. Grundfest

"The Arconic Board has repeatedly demonstrated a clear commitment to good governance. It created Alcoa Corporation as a Delaware entity with a state-of-the-art, shareholder-friendly governance profile. It is seeking shareholder approval to declassify its board and eliminate all supermajority voting requirements, and if the requisite approval is not obtained, it has committed to propose a Delaware reincorporation that would achieve that result. This Board—which consists of a majority of directors who joined the board since the beginning of last year including three directors selected by a major activist shareholder—deserves the full support of investors who embrace best practices in corporate governance."

— Joseph A. Grundfest, Professor of Law and Business at Stanford Law School, March 2017

Is this true?

Who created Alcoa Corp.?

On what basis?

Has written widely criticized research about the benefits of classified boards

Sits on the Board of KKR with Pat Russo, Arconic's Lead Independent Director

AR



KKR



Source: Arconic Investor Presentation, March 27, 2017

No Accountability:
Shareholders Should Trust These Directors?

TSR as CEO of Lucent was (55%); as CEO of Alcatel-Lucent was (58%); dramatically underperformed S&P 500 and Peers. Interlocking relationship with Dr. Kleinfeld at the HPE/Arconic Boards.

Widely considered responsible for the collapse of Merrill Lynch. Former bond trader with no operating experience

As CEO, underperformed peers by 61%

Evidence suggests that there were several successful attempts at keeping the status quo



irectors Have Been Change Agents
Track record of Board action
World Class Independent Directors
9
Patricia F. Russo
Former CEO, Alcatel-Lucent
Active Board Seats:
General Motors
HPE (Chairman)
KKR Management
Merck & Co., Inc.
7
Former Chairman and CEO, Medtronic
Active Board Seats:
Boeing Company
U.S. Bancorp
Arthur D. Collins, Jr.
9
Former Chairman and CEO, Merrill Lynch & Co.
Active Board Seats:
Platform Specialty Products Corp.
E. Stanley O'Neal
2
President, Massachusetts Institute of Technology
Active Board Seats:
Schlumberger
L. Rafael Reif
10
Chairman Emeritus, Tata Sons Limited
Ratan N. Tata
Action-Oriented Board
Supported significant business and capital structure change through the financial crisis
Recapitalized balance sheet
Closed or sold 25 plants, dispos
Acquired two major aerospace
Modified strategy to create two
Upstream: Strengthened busine assets less impacted by commo
Downstream: Built a leading m high growth markets
Separated Alcoa Corp. and Arconic after extensive multi-year study
Consistent record of strong corporate governance
Made several attempts to improve legacy governance but could not garner sufficient shareholder support
Ensured Alcoa Corp. had state-of-the-art governance at split
Proposing significant governance enhancements at the first Arconic annual meeting
The Board has proactively and thoughtfully enacted key strategic decisions that have driven shareholder value
ARCONIC
lcoa Inc. and Arconic Boa

Missed nearly 1/3 of Arconic's 2016 Board Meetings

Has substantial legal issues at his namesake company, highly distracted, making capacity to serve as an attentive director limited

When faced with a proxy contest

Source: Arconic Investor Presentation, March 27, 2017

No Accountability:
Arconic's Board Lacks Critical Skills

Remarkably little relevant industry expertise, numerous conflicts, questionable judgment



Highly conflicted. TSR as a CEO (55%). TSR vs. Proxy Peers since becoming Lead "Independent" Director (32%). NO relevant industry EXPERTISE
CEO presided over demise of Merrill Lynch. NO RELEVANT INDUSTRY EXPERIENCE
NO RELEVANT INDUSTRY EXPERIENCE
Served on HP Board with Dr. Kleinfeld and Ms. Russo. NO RELEVANT INDUSTRY EXPERIENCE
Worst performing CEO in S&P 500
TSR as a Director at Alcoa (62%) or (169%) vs peers
Underperformed index and peers as CEO. TSR as a director of Alcoa (27%) or (123%) vs peers. NO relevant industry EXPERTISE
TSR as a Director at Alcoa (68%) or (162%) vs peers
Academic. NO RELEVANT INDUSTRY EXPERIENCE
Worked with Stan O'Neal at Merrill Lynch. NO RELEVANT INDUSTRY EXPERIENCE
Search for a new director did not commence until after Elliott launched its proxy contest. Mr. Hess replaced Sir Martin Sorrell, who only attended 63% of Arconic's board meetings in 2016 – this would have resulted in an automatic AGAINST recommendation by major proxy advisors. Mr. Hess decided to join the Board after Elliott launched proxy contest and promptly endorsed a failed CEO, sight unseen. Furthermore, WPP, which Sir Sorrell has a significant stake, was compensated for Dr. Kleinfeld's wasteful and exorbitantly expensive *Jetsons* marketing campaign
Arconic's
nstitutional Knowledge with New Perspe
onic's Board
Experienc
Elliott Input (Feb-16)
New Perspectiv
ov-16)
Patric
E. Stanley O'Neal
Former Chairman and CEO, Merrill Lynch & Co.
Ratan N. Tata
Chairman Emeritus, Tata Sons Limited
Sean O. Mahoney
Former Partner, Goldman, Sachs & Co.
John C. Plant
Former Chairman, President, & CEO, TRW Automotive
Ulrich R. Schmidt
Former EVP and CFO, Spirit Aerosystems
Amy E. Alving
Former SVP
Rajiv L. Gupta
Former Chairman and CEO, Rohm & Haas
David P. Hess
Former President, Pratt & Whitney United Technologies
Julie G. Richardson
ard has recently been substantially reconstituted and is one of the shortest ter
S&P 500
ard is independent and focused on shareholder interests
oard has thoughtfully studied the company's strategic direction and input from
olders, customers a
Board is unanimously supportive of Arconic's current strategy and CEO
ARCONIC

Source: Arconic Investor Presentation, March 27, 2017

Poor Governance

Frustrating Shareholder Rights

Arconic Has Clung to Retrograde Practices

No Accountability

Chairman & CEO, No Real Lead "Independent" Director

Lack of Alignment

Pay Not Linked to Performance, Board/CEO Not Owners

Ethics Concerns

Management Used Company Assets to Secure Votes

Lack of Alignment:
Grandiose and Bullish Rhetoric While Selling Stock

While Dr. Kleinfeld has touted Alcoa's transformation, his actions belied his words

2014 — 2015 — 2016 — 2017

1/9/14: "[W]e will continue to produce outstanding shareholder value…that's our promise"

1/27/14: Dr. Kleinfeld sold 289,614 shares for proceeds of **$3,371,106**

7/8/14: "We're transforming Alcoa and we are creating a compelling sustainable value."

7/15/14: Dr. Kleinfeld sold 800,000 shares for proceeds of **$12,864,000**

10/8/14: "I mean I think there's no other way to describe it. It's a standout quarter. All businesses are firing."

10/14/14: Dr. Kleinfeld sold 800,000 shares for proceeds of **$11,464,000**

1/13/15: "So to summarize all of this, the transformation is creating sustainable value."

1/14/15: Dr. Kleinfeld sold 716,448 shares for proceeds of **$10,714,722**

1/20/15: Dr. Kleinfeld sold 238,816 sharesfor proceeds of **$5,975,150**

1/11/16: "And as you've seen over the last year, we have grown our portfolio aggressively and we have managed to deliver value."

1/19/16: Dr. Kleinfeld sells 129,992 shares for proceeds of **$2,628,432**

12/14/16: "So let me summarize, we have a relentless focus on creating shareholder value, driven by an ownership mindset."

1/17/17: Dr. Kleinfeld sells134,569 shares for proceeds of **$2,790,961**



~$50M Sold

Source: FactSet; Company filings

Lack of Alignment: Who Has Shareholder Interests in Mind?

Including Elliott, investors representing more than 87 million shares of Arconic stock (23%) have come out publicly in support of changing leadership. This is, to our knowledge, unprecedented



ARNC Shares Held
87,297,139
~365x the shares of ARNC's directors
264,093
Shareholders Publicly Supporting Change
Arconic Board

Source: SEC filings; press releases

"[W]e are demonstrating leadership on the additive manufacturing front and we are entirely focused on shareholder value with an owner's mindset...."

Dr. Klaus Kleinfeld, February 8, 2017

Lack of Alignment:
Cumulative CEO Pay and TSR

Dr. Kleinfeld's Cumulative Compensation vs. Cumulative TSR % Since Becoming CEO



$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
Cumulative CEO Compensation
$7M
$19M
$32M
$46M
$61M
$76M
$94M
$111M
$128M
100
80
60
40
20
0
-20
-40
-60
-80
-100
Cumulative TSR
(67)
(51)
(53)
(73)
(73)
(66)
(50)
(68)
(69)
2008
2009
2010
2011
2012
2013
2014
2015
2016

"The CEO's <u>annual incentives did not rise or fall in line with annual financial performance</u>, reflecting a potential misalignment in the short-term incentive design."

MSCI ESG Research, Inc., December 19, 2016

Source: Bloomberg. Total shareholder return as of 10/31/2016. FY 2008 TSR = 5/1/2008-12/31/2008. FY 2016 = 1/1/2016-10/31/2016
Note: ARNC fell an additional 2% between 11/1/2016-12/31/2016

Lack of Alignment: Extreme Pay vs. Performance Disconnect

Dr. Kleinfeld's compensation does not appear linked to shareholder returns and in 2015, much of the current board saw fit to gross up Dr. Kleinfeld's compensation by 34% despite the fact that company shares declined by 37%

Dr. Kleinfeld's Annual Compensation vs. Annual Return %



$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
CEO Compensation
80
60
40
20
0
-20
-40
-60
-80
TSR
$7.2M
$11.9M
$13.2M
$14.0M
$14.3M
$14.8M
$18.2M
$17.5M
$16.8M
(67)
47
(4)
(43)
2
24
50
(37)
(2)
2008
2009
2010
2011
2012
2013
2014
2015
2016

"As a result of the Company's performance and in consideration of management's transformation accomplishments and the importance of retaining and motivating IC-eligible executives and managers to complete the separation, the Compensation Committee approved a 34.2 percentage point increase (an aggregate increase of approximately $16.8 million for all IC-eligible participants) to the attained IC pool, resulting in a final below-target IC payout of 88.5%."

Alcoa 2016 Proxy Statement (for FY 2015)

Source: Bloomberg. As of 10/31/2016. FY 2008 TSR = 5/1/2008-12/31/2008. FY 2016 = 1/1/2016-10/31/2016

Lack of Alignment:
Dr. Kleinfeld's Quintuple Value



WHY IS DR. KLEINFELD'S RELATIVE VALUE ACCELERATING?

CEO Pay Relative to Average Pay of Other Company Named Executive Officers



2.3x
2.5x
4.3x
4.2x
4.5x
5.2x
5.4x
5.6x
3.5x
3.6x
3.6x
3.4x
3.5x
3.4x
3.6x
3.3x
LAST YEAR OF AN INDEPENDENT CHAIRMAN
IN 2012, DR. KLEINFELD TOLD COMPANY OFFICERS THAT THEIR BONUSES WOULD BE CUT BY 20% "BECAUSE OF ISS" CRITICISM
2009
2010
2011
2012
2013
2014
2015
2016
ARNC US Equity
MEDIAN

Source: Bloomberg. Peer median uses Arconic's 2017 Proxy Peers

"<u>SWIB will vote AGAINST this proposal, as the following concern(s) remain: CEO pay is 5.00 times greater than the next highest paid NEO</u>."

State of Wisconsin Investment Board – 2016 Proxy Voting Report (Alcoa 2016 Annual Meeting Vote)

Lack of Alignment:
CEO Pay vs. Performance

From 2011 through 2015, Dr. Kleinfeld was paid $79 million while delivering a loss of 32% for shareholders

2011 – 2015 CEO Pay vs. Performance of the S&P 500



500
400
300
200
100
0
(100)
11-15 TSR
$-
$20,000,000
$40,000,000
$60,000,000
$80,000,000
$100,000,000
$120,000,000
$140,000,000
$160,000,000
$180,000,000
$200,000,000
11-15 CEO Compensation
Alcoa



$79M
IN COMPENSATION
TO DR. KLEINFELD
FOR A (32%)
RETURN

Source: Bloomberg

"The Company has been deficient in linking executive pay to corporate performance, as indicated by the 'D' grade received by the Company in Glass Lewis' pay-for-performance model. Shareholders should be concerned with this disconnect. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, as indicated by the poor grade, the Company has not implemented such a program. In our view, shareholders should be concerned with the compensation committee's failure in this area."

Glass Lewis, 2016 Alcoa Proxy Paper

Poor Governance

Frustrating Shareholder Rights
Arconic Has Clung to Retrograde Practices

No Accountability
Chairman & CEO, No Real Lead "Independent" Director

Lack of Alignment
Pay Not Linked to Performance, Board/CEO Not Owners

Ethics Concerns
Management Used Company Assets to Secure Votes

ELLIOTT®

Ethics Concerns:
Vote Buying Agreement

In Arconic's 2017 definitive proxy statement, the Company disclosed that they had **traded away Company assets in exchange for votes**

- In Arconic's March 13, 2017 definitive proxy statement, reference is made to a previously undisclosed transaction from August 2016, in which the Company locked up the vote of approximately 8.7 million shares of Arconic common stock in exchange for the resolution of potential legal claims against the former owner of Firth Rixson
- Three days after Elliott publically criticized the Company's subversive maneuver, Arconic back-tracked and "waived" the voting commitment in a statement which contradicted its March 13th disclosure and insulted the common sense of Company investors by insisting that "no additional value was given for the commitment" and that "at the time of the agreement there was no pending proxy contest"
- The Company expects shareholders to believe that 1) Oak Hill agreed to a two-year voting lock-up for free, and 2) Arconic had asked for this voting commitment without the concern of a contested election
- In response to Elliott's request for books and records, the Company refused to comply with the request and stated that "Elliott's serial press releases here suggest that it already has all the information it needs to communicate with other shareholders about this issue."
- Arconic's shareholders have every right to receive a detailed account of this transaction, not only because it speaks to management's judgment and fitness to continue leading the Company, but we believe is symptomatic of a long and larger pattern of poor decision-making under the aegis of Arconic's CEO

The Company has yet to make fulsome public disclosure to resolve concerns regarding the vote buying impropriety

Ethics Concerns:
Vote Buying Agreement (cont.)

We have asked for more information about this transaction because shareholders unquestionably deserve to know precisely what Arconic gave up in exchange for the secret August voting lock-up. The Company continues to stone-wall

After we expressed our doubts about Dr. Kleinfeld's ability to lead Arconic, we were assured by the Board that Dr. Kleinfeld was on "thin ice" and that one more mistake would cost him his job



"Elliott has made false claims and mischaracterized an ordinary course agreement [with Oak Hill] in a deliberate attempt to divert attention away from what is really at stake in this proxy contest: who are the best qualified director nominees to oversee the execution of the Company's strategy to enhance shareholder value."

Arconic Letter to Shareholders, April 5, 2017

Unfortunately, shareholders must hold Dr. Kleinfeld accountable if the Board does not

Ethics Concerns:
Vote Buying Agreement (cont.)

It is the Board's job to "Establish the appropriate '**tone at the top**' to actively cultivate a corporate culture that gives <u>high priority to ethical standards, principles of fair dealing, professionalism, **integrity, full compliance with legal requirements**</u>, ethically sound strategic goals and long-term sustainable value creation."

Martin Lipton, Wachtell Lipton Rosen & Katz

Source: "The New Paradigm, A Roadmap for an Implicit Corporate Governance Partnership Between Corporations and Investors to Achieve Sustainable Long-Term Investment and Growth," Martin Lipton, Wachtell Lipton Rosen & Katz, prepared for the International Business Council of the World Economic Forum, available at: www.wlrk.com/docs/thenewparadigm.pdf

Arconic management traded legal claims belonging to the Company and its shareholders in exchange for a voting lock-up agreement personally benefiting themselves. What does that say about "the tone at the top"?

Ethics Concerns: Siemens History

During Dr. Kleinfeld's tenure as an executive at Siemens, from 2001 through 2007, Siemens made approximately $1.4 billion in bribes to foreign government officials

- While Dr. Kleinfeld was an executive at Siemens (including serving as the company's CEO), Siemens had secret overseas slush funds in place to pay bribes to foreign government officials in an effort to win contracts


SIEMENS
Global networ

The New York Times

At Siemens, Bribery Was Just a Line Item

Matthew W. Friedrich, the acting chief of the Justice Department's criminal division, called corruption at Siemens "systematic and widespread." Linda C. Thomsen, the S.E.C.'s enforcement director, said it was "egregious and brazen." Joseph Persichini Jr., the director of the F.B.I.'s Washington field office, which led the investigation, called it "massive, willful and carefully orchestrated."

All told, Siemens will pay more than $2.6 billion to clear its name: $1.6 billion in fines and fees in Germany and the United States and more than $1 billion for internal investigations and reforms.

"Bribery was Siemens's business model," said Uwe Dolata, the spokesman for the association of federal criminal investigators in Germany. "Siemens had institutionalized corruption."

- These bribes were a violation of the Foreign Corrupt Practices Act (FCPA) in the U.S., and were also a violation of German law

"Siemens' then-corporate culture seemed openly tolerant of bribes, helping staff to feel they were 'not only acceptable but implicitly encouraged'."

Graham Dietz and Nicole Gillespie, "Rebuilding trust: How Siemens atoned for its sins", The Guardian, March 26, 2012

Source: Siri Schubert and T. Christian Miller, "At Siemens, Bribery Was Just a Line Item", The New York Times, December 20, 2008

Ethics Concerns:
Siemens History (cont.)

Despite all signs pointing to an exit as CEO, Dr. Kleinfeld took dramatic action in an attempt to stubbornly hold on to the position

- In 2006, when Dr. Kleinfeld was serving as CEO, German authorities raided the company's headquarters in connection with their investigation into the company's illegal payments
- Dr. Kleinfeld disclaimed responsibility for or knowledge of the illegal payments and refused to step down as CEO
- As the massive scale of the bribes began to come out, Dr. Kleinfeld lost the support of several members of the company's supervisory board
- In what may be perceived as a stunt to deflect criticism and remain CEO, Dr. Kleinfeld unexpectedly pre-announced an earnings beat as the pressure to step down peaked
- This pre-announcement, however, did not quiet the calls for Dr. Kleinfeld's resignation



The New York Times

In a last-ditch effort to save his job, Kleinfeld released quarterly earnings figures late Tuesday, two days earlier than planned, to underscore the company's financial health. Net income rose 36 percent to €1.26 billion, greater than analysts had predicted.

Source: G. Thomas Sims, "Siemens Chief Says He Will Step Down", The New York Times, April 26, 2007

Ethics Concerns:
Siemens History (cont.)

As the bribery investigation enveloped more and more executives and board members, Dr. Kleinfeld eventually announced that he would leave Siemens


SIEMENS

DER SPIEGEL

Kleinfeld Throws in the Towel

Siemens CEO Undermined by Board

Since Monday it had been clear that Kleinfeld was fighting to hold on to his position. But in the end the lack of support on the company's supervisory board prompted him to jump before he was pushed.

The New York Times

Problems escalated for Mr. Kleinfeld, and Mr. von Pierer, last month when prosecutors arrested Johannes Feldmayer, a member of the Siemens board of management and the company's second-highest paid executive after Kleinfeld.

Source: "Kleinfeld Throws in the Towel: Siemens CEO Undermined by Board", Der Spiegel, April 26, 2007; G. Thomas Sims, "Siemens chief says he will step down", The New York Times, April 26, 2007

Dr. Kleinfeld had nothing to fear though, because he was on the board of Alcoa at the time. He was named COO of Alcoa less than two months after leaving Siemens

Ethics Concerns:
Siemens History (cont.)

Dr. Kleinfeld's legacy at Siemens will be forever defined by the bribery scandal which resulted in his departure

- **In an unprecedented move, Siemens' Supervisory Board – comprised of the most successful leaders of "Germany Inc." – sought damages from Dr. Kleinfeld for his failure to properly supervise**
- Two years after leaving his post as CEO of Siemens, Dr. Kleinfeld settled claims related to his personal involvement in the corruption scandal for €2 million (apparently a significant share of his then net worth)
- Note that shareholders were left holding a bill for €1.6 billion in costs related to the scandal – including the largest FCPA fine ever paid (it remains the largest to this day)
- Additionally, we note that Alcoa paid one of the largest FCPA fines in history for bribes that were paid while Dr. Kleinfeld was a director and served on the Audit Committee of the Board
- How much Dr. Kleinfeld knew about the widespread bribery at Siemens will likely remain a mystery
- It is fair to ask, however, whether a competent CEO would have seen the warning signs



06 | Aktuelles Hintergrund

Aktuelles | 07

DIE WOCHE IN BERLIN

Minister jung sauer auf deutschen Botschafter im Kongo

Klaus Kleinfeld trat als Wunderkind bei Siemens an – jetzt droht er, den Ruf des Konzerns zu ruinieren

DER RUINATOR

Der Druck auf Kleinfeld wächst

Demonstrating Dr. Kleinfeld's obsession with his image, German newspapers noted that his official Siemens image was airbrushed and re-released to remove the appearance of an expensive Rolex watch from his wrist

Source: Von Helmut Boger and Roman Eichinger, "Der Ruinator", Bild, October 1, 2006; Chris V. Nicholson, "Siemens to Collect Damages From Form Chiefs in Bribery Scandal", The New York Times, December 2, 2009

Being publicly threatened with a lawsuit by Siemens' supervisory board, and being dubbed "The Ruinator" by the press for leaving an iconic German company in ruins, is extraordinary

Ethics Concerns:
Denying Performance Issues

Maybe some shareholders don't trust Elliott. Maybe some shareholders don't think that Arconic can close the margin gap with PCC. Perhaps some think the current board is fine as-is. It's even possible that some don't think that there is anything wrong with using the Company's assets for securing favorable proxy votes. But we cannot imagine anyone thinking that Dr. Kleinfeld's contention that "performance has been excellent" is reasonable. The current attempt to represent performance as excellent is an absolute scandal in and of itself, in our view. Dr. Kleinfeld's apparent "impunitive nature" is on full display – and we believe this personality type cannot be entrusted to lead any important organization.



Characteristics of Impunitive Personality: Denies Blame

- Bold: Big Person on Campus
  - *Becomes angry or hurt when blamed. Integrates self with superiors in hopes of avoiding blame*
- Mischievous: High Wire Walker
  - *Denies role in failure, may deny that failure has even occurred. Distorts information to avoid blame*
- Colorful: Thespian
  - *Expects forgiveness for any and all failures*
  - *Would rather be blamed than ignored*
- Imaginative: Assertive Daydreamer
  - *Offers complex explanations for failures*
  - *Seems anxious about being blamed in the future, but indifferent in the present*

Source: Harvard Business Review, April 2011. Managing Yourself: Can You Handle Failure? Ben Dattner and Robert Hogan. (hbr.org/2011/04/managing-yourself-can-you-handle-failure)

Ethics Concerns:
Denying Issues


ARCONIC
FACTS

Management's Claim		Arconic Facts
Value has been created	➡	Among the worst shareholder return records of <u>any</u> company in the S&P 500 Index
Targets have been hit	➡	Only through accounting acrobatics and asset sales have certain relatively insignificant goals been achieved
Saved the Company	➡	No comparable companies became insolvent during the financial crisis
Good governance is valued	➡	Shareholder rights frustrated
Executive compensation is tied to performance	➡	$128 million of CEO compensation for a TSR decline of approximately 70%
Gaining share	➡	All evidence suggests there are no share gains, and peers are growing faster
The split created tremendous value	➡	Prior to Elliott's proxy contest launch, investors fled Arconic stock in exchange for New Alcoa's highly regarded management team
Dr. Kleinfeld is responsible for the Separation	➡	Dr. Kleinfeld refused the Separation for almost a decade, relenting hurriedly only after Elliott's stake building forced his hand
Margins have grown	➡	Only by selecting 2008 (financial crisis) can Arconic represent meaningful margin improvement

A New Arconic

A New Arconic

Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance

Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT ®

Change Culture:
Finding Arconic's Next CEO

What do you want in Arconic's next CEO?

- ☑ **Track record of creating value for shareholders**
- ☑ **Successful turn-around experience**
- ☑ **Aerospace manufacturing expertise**
- ☑ **Track record of operational improvements**
- ☑ **Tough, no-nonsense approach**

Elliott's Suggestion: Consider Larry Lawson

Elliott has engaged Mr. Lawson as a consultant on its investment in Arconic and believes that Mr. Lawson should be a leading candidate to become the Company's CEO, as he has the ideal set of skills needed to turn around Arconic's woefully and continually underperforming business





TSR AS CEO
TSR vs. S&P 500
TSR vs. Proxy Peers
LAWSON
KLEINFELD
153%
-69%
108%
-150%
115%
-156%

- ✓ Former CEO of Spirit Aerosystems, Inc. (NYSE: SPR)
- ✓ Former Executive Vice President of Aeronautics of Lockheed Martin (NYSE: LMT)
- ✓ Former Flight Control Engineer of McDonnell Douglas (Acquired by The Boeing Company in 1997)

"SPR stock is up over 160% since Larry Lawson was named president and CEO of the company on March 19, 2013 effective April 6, 2013. Sentiment for SPR has improved as the company focused on controlling costs, generating positive free cash flow, and divesting the problematic G650 and G280 wing programs in Tulsa. In our view, market expectation for performance is now significantly higher for SPR than with the previous management team."

BAML, April 30, 2015

"[H]e is a tough change agent with unrelenting demands on performance improvements. As such, we're beginning to conclude that he might be just what SPR always needed."

Barclays, December 18, 2013

Change the Culture: Transition Timeline

By the end of 2017, a New Arconic can be poised for sustainable success



Board convenes a CEO search committee to be comprised of independent directors who have no perceivable conflicts of interest (e.g., sit on other boards with Dr. Kleinfeld)
New CEO named
Arconic announces location of new headquarters
May
June
August/September
October
Year End
Dr. Kleinfeld resigns as CEO
Interim CEO named
New **independent** Chairman named
CEO suspends guidance/targets. 3-month operational review conducted

Change the Culture:
New CEO's First 100 Days

Arconic's new board and management team should undertake a comprehensive strategic and operational review

First 100 Days, Deep-Dive Financial and Operating Assessment

- Starting at standard financial and operating results (i.e., EBITDA, RONA, etc.) , going down to the lowest-level possible (factory, program, process, specific contract). Then build back-up so it is clear how underlying performance ultimately drives financial returns
- Key Questions: At every business and product level, ask how much money do we make? How much money do our competitors make? How much money should we make? Do we have good contracts? Bad contracts? What is the historical veracity of our estimates? Have we hit our targets historically? Have we missed? If we have missed, why? Can we predict our cash flow (hardest to forecast)? How is the business run today? How should it be run?
- End-Products:
  - ✓ Assess Organizational Alignment: There needs to be a single-owner for each P/L in the organization. Too often P/L is diffuse (i.e., sales team responsible for pricing; plant manager for operations; procurement for raw material) and accountability crosses lines which results in no one truly being accountable
  - ✓ Re-Structure Organizational Lines of Authority: If necessary restructure the organization to ensure that for each program/part/plant, there is a single P/L-owner
  - ✓ Identify Key Drivers: For every contract, process, part, plant – identify the key drivers and determinants of performance
  - ✓ Design New Incentives: Build out a small number of key operational metrics that tie directly to the key drivers and determinants of performance. Create new incentives that are applied to each individual such that there is a direct correlation between job function and incentive. <u>Every single person in the organization should have significant economic incentive to achieve world-class performance. Increase compensation as long as it is tied to performance</u>
  - ✓ Build Ledger of Risks and Opportunities: Most important end-product. What are the threats to business performance? How can such risks be mitigated? What are the opportunities for improvement? Identify what world-class performance looks like. Do not just focus on problems, since opportunities can be greater source of improved earnings and cash flow

- **Who Participates?** Business unit heads, plant managers, even workers on the factory floor participate. It is a time-consuming, tedious, arduous process, where everyone involved must continually grind and grind
- **Ancillary Benefits:** Review itself acts as a cultural shift: Establishes new criteria for decision-making; new criteria for investment; serves to teach people how to do their jobs more effectively; establishes organizational buy-in for change

"Hardest part of the job is where do you set the bar. Most people set it low so they can jump over. I want world-class."

Larry Lawson

Change the Culture:
Empower the Plants, Leave NYC

A change in culture is *the key* to a more sustainable Arconic. The Company can only flourish in a new culture that empowers its employees


LEAVE
NY

To a person – everyone we spoke with stated that leaving NYC is an important potential initial step to improving the connection with employees in the field. A much smaller headquarters could be moved to a more central location (e.g., back to Pittsburgh, Atlanta, Houston)

A New Arconic

Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance

Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT ®

Change the Culture: Empower the Plants

At New Arconic, headquarters will be an afterthought. The plants will be empowered to make decisions and compensated based on performance

"Visits to several [PCC] facilities have highlighted the extent to which [PCC] seeks to involve every employee in efforts to improve productivity and reduce costs. Each day, factory floor employees are provided with a report for the prior day, tracking actual performance versus plan for output, raw material usage & scrap, and financial performance, including labor hours, purchased costs, inventory positions. These reports provide area/process supervisors with timely key performance metrics, and form the basis for daily performance reviews. Combined with an hourly employee quarterly cash bonus pool (which can range up to 25% of total compensation), payouts for which are tied to meeting the performance metrics, these daily reports ensure that employees' actions are aligned with plant, divisional, and corporate goals. Tightly linked to the daily P&L statements are graphs that present the daily P&L data in an easily interpretable version. The charts are posted throughout the plant, offering employees a quick review of their area's performance."

Cowen, September 22, 2004



Approximate Current Arconic Business Structure
New Arconic Proposed Structure
At Arconic, employees in these positions spend too much time in NYC HQ
CEO
Business Head
Business Unit COO
Business President
Plant Managers
Plant Supervisors
Operators
CEO
Business Head
Plant Managers
Plant Supervisors
Operators

- ✓ Empowered, incentivized field, regularly and fairly compensated for business performance
- ✓ Rewarded for in-plant organic R&D
- ✓ Minimal layers of management
- ✓ Continued focus on Arconic's excellent track record of worker safety

Analyst: You mentioned the operating reviews and in your direct involvement in the facilities, how do you get this discipline, the [PCC] mindset down to everyone on the plant floor? I mean, how do you keep people motivated to do it?

Mark Donegan: [I]f you look at the infamous quarterly review process, there's 26 pages. And of those 26 pages, one you get to say look at how good I did. The other 25, an excruciating detail on every aspect of running a business, variable costs, fixed costs, sales, quality, returns, receivables, payables. It looks at what did you leave on the table and it doesn't give you credit for the good things you did, it only extracts what did we leave on the table. It then engages a conversation. So the whole goal is to get that engagement to occur. [I]t's designed to create conflict… So we've tried to create an environment that you can get these steps that create a successful environment and get traction. And we compensate and reward every person down through the shop in that same manner. So if you can get that drumbeat going, you will get a bigger QCB, a bigger bonus… [Y]ou go down to the plant level, you have a very motivated group of people.

February 7, 2013

Empowering the Plants:
Chris Ayers

Deep experience in the specialty materials industry and broad institutional knowledge of Arconic



"Chris has had a solid track record of success in achieving operational excellence and financial performance. Given Chris's significant leadership skills and relevant industry experience, we believe he is the ideal choice to drive improvements in the business and further develop our brand while delivering a consistently superior customer experience for all existing and prospective customers."

John J. Anton, Chairman of WireCo, May 15, 2013

- Former President and Chief Executive Officer of WireCo WorldGroup, Inc.
- Former executive at Alcoa Inc., including serving as President of its Global Primary Products Business
- Former manager at Precision Castparts including as Executive Vice President, President - PCC Forgings Division, President - Wyman Gordon Forgings, and Vice President/General Manager
- Director of Universal Stainless & Alloy Products, Inc. (NASDAQ:USAP)
- Mr. Ayers is a graduate of the Georgia Institute of Technology, where he received a bachelor's and master's degree in aerospace engineering. He obtained an MBA degree from the University of Connecticut

"The difference between Arconic and PCC has always been one of culture. PCC is relentless at operating the plants effectively and incentivizing its boots on the ground to drive efficiency. PCC is flat, tough, and hungry. Arconic (Alcoa EPS) has been plagued by bureaucracy and a fundamental disregard for the plant workers. That has to change not only for the Company to succeed, but for the Company to survive."

Change the Culture:
Empower the Plants to Make Decisions

Empower Plant Managers

☑ **Decentralize Decision-Making:**

Arconic is too big for anyone to manage centrally. Decision-making should be driven down to the plant-level with plant managers given more direct P/L responsibility and freed to make more customer-facing decisions

☑ **Prioritize Engineering:**

Arconic's culture prioritizes marketing and consultants. New management must put the emphasis on the people who make products in the field

☑ **Push R&D into the Factory:**

Too much R&D centralization yields products that customers do not want or products for which customers will not pay a premium price. Employees that are closer to customers will have a more concrete knowledge of customer needs

☑ **Set Clear Metrics:**

Arconic needs to establish clear operational metrics on which plant managers will be judged (i.e., variable cost per part, labor utilization, scrap/revert utilization)

☑ **Hold Plant Managers Accountable:**

Our conversations with former employees suggest accountability has been lost within the organization. Once clear targets are set and plant managers are empowered, they must be expected to deliver

Get More Out of Our People

☑ **Reduce Internal and External Consultants:**

Arconic has good people, but poor management and bad processes. We believe the company suffers from an excess of bureaucracy and overhead. Eliminating internal and external consulting and streamlining processes should unleash productivity

☑ **Pay for Performance at All Levels:**

Further, we believe in incentives. Our analysis suggests while Arconic and PCC pay similar base compensation, PCC offers substantially larger opportunities for performance-based bonuses

"We're going to decentralize decision-making … having an operator-centric culture, where we would push down decision-making into the organization further, trying to unlock some of the entrepreneurial spirit of the people that we have."

Bill Oplinger, CFO, Alcoa Corp., November 16, 2016

A New Arconic

Changing the Culture

- **New CEO**
  The Leadership Arconic Needs
- **Empower the Plants**
  Create Organizational Alignment, Entrepreneurial Culture
- **Instill Accountability**
  Ensure Culture of High Ethical Standards and Good Governance

Improve the Business

- **GRP Opportunity**
  Fill the Mill
- **EPS Opportunity**
  Create Arconic's Flywheel
- **Aiming Higher**
  New Arconic's 3-Year Goals

ELLIOTT®

Institute a Culture of Accountability

A New Arconic will not tolerate prolonged poor performance. A New Arconic will pay for performance. A New Arconic will invest in its field personnel and its customers

What has been tolerated by the current Board is unacceptable



Market Cap more than Halved
$28.3 B
Wasteful Corporate Culture
Massive Guidance Misses
Failed Acquisitions
Poor Operating Performance
$12.6 B
5/1/2008 Market Cap
10/31/2016 Market Cap



The Jetsons



$128M

"It's time to open up the windows at Arconic. When yo [redacted] speak with a former employee of Arconic, they are sad [redacted] pension. A decade of poor returns and unfulfilled prom [redacted] at Arconic and take our place as a top performer in an [redacted]

Patrice E. Merrin, Nominee for New Arconic

Instill Accountability:
New Governance Standards

Shareholders of Arconic have seen what can happen when onerous takeover defenses protect an underperforming management team


DELAWARE

Reincorporate in Delaware



Zero outside boards for the CEO for first two years. Maximum of one thereafter



Separate Chairman and CEO roles



Annually elected board

There is no reason to "get cute" with Arconic's governance improvements. A culture that welcomes accountability will welcome best practice corporate governance

Instill Accountability:
Patrice E. Merrin

Experienced international business executive and corporate director, led multiple CEO searches



Sherritt International TSR vs. TSX during Ms. Merrin's tenure as COO



156
29
S
TSX

- Former President and Chief Executive Officer of Luscar Ltd., Canada's largest producer of thermal coal
- Former Executive Vice President and Chief Operating Officer of Sherritt International Corporation (TSE:S)
- Director of Glencore plc (LON:GLEN), Novadaq Technologies Inc. (NASDAQ:NVDQ) and Stillwater Mining Company (NYSE:SWC)
- Former Chairman of CML Healthcare Inc.
- Former Director of Climate Change and Emissions Management Corporation, Enssolutions Group Inc., Ornge Inc. and The NB Power Group
- Serves as Co-Chair of the Emmy Noether Circle at Perimeter Institute for Theoretical Physics which funds and supports women in physics and mathematical physics.
- Ms. Merrin holds a Bachelor of Arts degree from Queen's University and completed the Advanced Management Programme at INSEAD.

"Campaigners for gender equality in the boardroom hailed [the appointment of Patrice Merrin to the board of Glencore] as a 'landmark' moment for British business...."

The Daily Mail, June 26, 2014

"'She's very, very strong on the corporate governance side of things and the market-facing aspects,' Mick McMullen, chief executive officer of Stillwater Mining, said in a phone interview from Billings, Montana, where Stillwater is based. 'There's some big names on that board and working within the confines of that will be an interesting challenge, or an opportunity."

Bloomberg, July 18, 2014

Instill Accountability:
Board for Improved Stewardship

Shareholders have a real chance to change Arconic

Current Board:

- ✓ *Little aerospace experience*
- ✓ *Numerous conflicts*
- ✓ *Poor governance*
- ✓ *Defenders of failed CEO*



May 17, 2017 Board:

- ✓ *Removes poor preforming CEO*
- ✓ *Adds 80 years of aerospace experience*
- ✓ *Mandate for strategic and cultural change*


Chris Ayers
Bernd Kessler
Elmer Doty
Patrice Merrin

Ideal 2018 Board:

- ✓ *We believe the Arconic Board size of 13 should be reduced to 11 directors*


Chris Ayers
New CEO
Bernd Kessler
Elmer Doty
Patrice Merrin

A New Arconic

Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance

Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT ®

GRP Opportunity:
Fill the Mill

Pursue free cash flow and ROIIC, not EBITDA/MT

Focus on Utilization and Cost – Measure and Disclose



Increase Utilization Even If Lower EBITDA/MT

Higher Utilization to Drive Incremental Absolute EBITDA Dollars

Since Maintenance Capex Is Similar If 80% Utilized vs. 60%, Much Higher FCF

GRP Opportunity:
Filling the Mill Trumps EBITDA/MT

Take two hypothetical identical mills – 500ktpa capacity; $50 million in maintenance capex, one focused on EBITDA/MT, one focused on utilization

EBITDA/MT



$300
$275
1
Mill A
Mill B

Maintenance Capex



$50
$50
2
Mill A
Mill B

Utilization



60%
80%
3
Mill A
Mill B

Free Cash Flow



$40
$60
4
Mill A
Mill B
Which mill would you rather own?

GRP Opportunity: Elliott Case

Arconic can boost EBITDA dollars and generate higher free cash flow by focusing on "filling the mill"

	2016A	2017P	2018P	2019P
Revenue	$ 4,864	$ 5,009	$ 5,570	$ 5,998
EBITDA	577	670	788	879
Shipments	1,587	1,586	1,731	1,847
Margin				
EBITDA Margin	*11.9%*	*13.4%*	*14.1%*	*14.7%*
EBITDA/Mt	$ 364	$ 422	$ 455	$ 476
Free Cash Flow				
Capex	$ 293	$ 210	$ 214	$ 218
E-C	284	460	574	661
E-C Margin	5.8%	9.2%	10.3%	11.0%
Utilization	64%	64%	70%	75%

Key Points

- Market growth and revenue mix shift in-line with management assumptions
- Contribution margins built-up product-by-product, i.e. auto sheet coming in at higher margins than incremental commercial transportation volumes.
- Low-margin incremental basic industrial volume secured to "fill the mill"
- Productivity improvements to drive down costs



EBITDA
$577
$879
2016A
2019P
Utilization
64%
75%
2016A
2019P

Note: GRP assumed capacity = 2,462 KT/annum; capacity utilization practically maxes out between 85-90%

Incremental utilization (at lower EBITDA/MT) drives higher EBITDA and FCF

A New Arconic

Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance

Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT®

EPS Opportunity:
Create the Flywheel/Positive Feedback Loop

Gain leverage through either price and innovation. Use leverage to drive volume or price

Establish Positions of Strength and Areas of Cost Leadership

Leverage Positions of Strength and Cost Leadership to Obtain Incremental Volume (and/or Price)



Put More Volume Over Existing Asset Base, Increase Labor Productivity, Relentless Cost Focus

High Operating Cash Flow Available for Reinvestment and Acquisitions to Enhance Positions of Strength and Cost Leadership

EPS Opportunity:
Closing the Margin Gap

Improving operating performance sounds good, but how do you actually do it?

1. Measure
2. Align Company Goals at Each Plant
3. Build Momentum
4. Aim Higher

EPS Opportunity:
Closing the Margin Gap

Meticulous measuring is the first step

1

Financial and Operating Assessment

↳ Go direct to the plant managers and factory floor

↳ Deep-dive to the lowest possible unit to identify the drivers of performance

↳ End product: Build the ledger of risks and opportunities



"You have to meet with each plant manager and find out what their P&L is. Once you know that – then you have find out what the drivers of that P&L are. Ask them. They will know. If there is some sort of misalignment with those answers, and what we're doing as an organization, give that plant manager some room to make tweaks that work for his/her actual plant."

Bernd Kessler, Nominee for New Arconic

EPS Opportunity:
Closing the Margin Gap (cont.)

Once measured, time to assign plant-specific goals

2

Install New Operating Metrics and Incentives; Align Organization

↳ Make sure there is clear ownership for everything in the organization

↳ Build out a few key operating metrics that will drive the organization's financial performance (e.g., quality; inventory; repair times; machine-down time; variable cost-per-part; support ratio)

↳ Ensure all employees have incentives tied directly to personal operating performance



"The boots on the ground are not really motivated differently than the c-suite. They want to perform well and get paid for it. Give each plant targets that are tangible. Plaster the targets up all over the plant. Pay out bonuses when they are achieved. This may sound overly simplistic, but implementing this across each plant takes a real commitment and good ol' fashion elbow grease. PCC is great at this. Arconic is not."

Chris Ayers, Nominee for New Arconic

EPS Opportunity:
Closing the Margin Gap (cont.)

Ensuring momentum is key to employee morale and creating incremental leverage

3

Build Momentum: Achieve Key Early Wins
- ↳ Focus on a few key processes where immediate improvement can be demonstrated
- ↳ Early wins serve to begin changing the culture
- ↳ Employees buy-in when there are clear signs of corporate turnaround



"Change can be scary, especially for employees in the field. It is very important to provide immediate rewards for the adoption of performance improvements and get employees to buy-in. Having the plants participate more closely will ensure that Arconic's 'ownership mindset' flows through the entire organization."

Patrice Merrin, Nominee for New Arconic

EPS Opportunity:
Closing the Margin Gap (cont.)

With the operating machinery gaining momentum, try and be the best

4

Go for "World Class"

- At the start of the original review, on every product, every process – constantly ask "why"?
- Do not just look at problems, find opportunities. Often the highest margin products can go higher, "best practices" can get better
- Benchmark every financial, operating and underlying performance metric to best-in-class competitors
- Then go out and beat them
- Move the whole organization from aiming to be better to aiming for world class



"The fun thing about Aerospace is that the innovation never stops. Arconic management loves to speak about innovation, the future of space exploration, 3D printing. They even started a venture capital fund. But for the Company to actually have the capital it needs to be a sustainable innovator, it will need to also have sustained operating improvements. Leveraging the momentum of early improvements, Arconic should eventually leave the goal of 'closing the gap' in the rearview mirror and aim for being the best operator and supplier in the industry."

Elmer Doty, Nominee for New Arconic

Operating Execution:
Bernd F. Kessler

Strong background in engineering, operational excellence and organizational development



MTU Aero Engines TSR vs. Dax during Mr. Kessler's tenure


111
78
MTX
DAX

- Former Chief Executive Officer of SRTechnics AG
- Former President and Chief Executive Officer of MTU Maintenance, a subsidiary of MTU Aero Engines AG (ETR:MTX)
- Former manager and executive at Honeywell International Inc. (NYSE:HON) and AlliedSignal Inc.
- Director of Polaris Industries Inc. (NYSE:PII), Flowcastings GmbH and Zitec GmbH
- Chairman of RENA Technologies GmbH
- Former Director of JorAMCo and Finnair Technical Services Oy
- Mr. Kessler completed his Mechanical Engineering studies at Germany's Constance College. At the City University in Bellevue, Washington, he completed his MBA and also attended the General Manager/Executive Program at Harvard Business School

"I have been a 'fix-it' man in the aerospace industry for more than 30 years. One consistent thing I have observed is that the regional workers really want to see their plant's performance improve. Quite simply, running a tighter ship feels better and liberates the field to use their creative energy to take performance to new heights. I am certain that this is the case at Arconic and I am excited to help empower this transition."

EPS Opportunity: Elliott Case

We believe there is a significant margin opportunity that is both larger than management projects and can be achieved more quickly

EBITDA Margin +750 bps from 2016

	2016A	2017P	2018P	2019P
Firth Rixson	$ 925	$ 985	$ 1,118	$ 1,250
RTI	765	867	983	1,115
Tital	200	210	224	240
Core Business	3,838	4,030	4,304	4,597
Other (Price/Volume)		43	77	103
Total Revenue	$ 5,728	$ 6,135	$ 6,706	$ 7,304
		7.1%	*9.3%*	*8.9%*
Growth				
Firth Rixson		*6.5%*	*13.5%*	*11.9%*
RTI		*13.4%*	*13.4%*	*13.4%*
Tital		*5.0%*	*6.8%*	*6.8%*
Core Business		*5.0%*	*6.8%*	*6.8%*
EBITDA	$ 1,195	$ 1,473	$ 1,784	$ 2,072
Margin	*20.9%*	*24.0%*	*26.6%*	*28.4%*

Key Points

- Firth Rixson and RTI growth rates in-line with management's forecasts.
- Core Business and Tital to grow at industry growth rates – 2017 uses Elliott estimate, 2018 and 2019 uses management estimate of industry growth.
- Other Price / Volume actions off of 2016 business.
- Productivity improvements to drive down costs and improve asset utilization

EBITDA



$1,19
5
$2,07
2
2016A
2019P

EBITDA Margin



20.9
%
28.4
%
2016A
2019P

Assumes management's growth projections (ex-2017); no accretive M&A

EPS Opportunity:
Disciplined M&A Creates Value

PCC acquired 41 companies between 2005-2015

PCC vs. S&P 500 Jan 2005 – Jan 2016


PCC
= PCC Acquisition
636%
103%
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
Jan-13
Jan-14
Jan-15
Jan-16

Source: Bloomberg, TSR Dates, 1/1/2005 – 1/29/2016

Aerospace is a growth industry! Arconic should be a growth company!

EPS Opportunity:
Growth M&A, Elmer L. Doty

40 years of leadership experience in aerospace industry



"Two years ago, the Nashville Vought Aircraft Industries plant was scheduled to be shut down to streamline costs. Instead, the 1,200 jobs stayed in Nashville, the company became profitable and productivity, safety and morale improved steadily. At the helm is Vought CEO and President Elmer Doty, who brought in new management and led a strategic planning effort at the aerospace industry manufacturer. Doty and his new management crew - 40 percent of whom were from outside the aerospace industry - scrutinized everything from low morale to aging facilities and equipment to supply chain problems."

Nashville Business Journal, May 11, 2008

- Operating Executive at The Carlyle Group LP (NASDAQ:CG), Aerospace, Defense & Government Services
- Former President and Chief Executive Officer of Accudyne Industries LLC
- Former President, Chief Executive Officer and Director of Vought Aircraft Industries, Inc. and former President of successor entity Triumph Aerostructures – Vought Aircraft Division
- Former Executive Vice President and General Manager – Land Systems Division of United Defense Industries, Inc. (now BAE Systems)
- Former manager at General Electric Company and FMC Corporation
- Former Director of Triumph Group, Inc. (NYSE:TGI)
- Mr. Doty earned a bachelor's degree in nuclear engineering and a master's degree in mechanical engineering from the University of Missouri and has received Executive Education at Harvard Business School and University of Chicago.

"Arconic is a tremendous platform for growth. It is not very often that a potential growth platform goes underutilized like Arconic has. I see a huge opportunity for accretive M&A in the EPS business, however, before those deals can be pursued, Arconic has to get its house in order. The Company as-is has the assets and people to generate robust profits which can be used for real growth initiatives."

EPS Opportunity:
Long-Term Growth Platform

Working with industry professionals, Elliott has identified multiple opportunities for Arconic to add key products and capabilities to enhance its position on next-generation platforms

Forgings and castings – add scale, technical expertise, put more parts over existing base

COMPANY DESCRIPTION	KEY STATISTICS
▪ Additional castings scale with significant aftermarket exposure – significant synergies with Howmet ▪ Impressive collection of technical talent with deep industry experience ▪ Private-equity owned	Est. EBITDA: $50
▪ Proven isothermal capacity ▪ Also enables greater vertical integration in titanium, nickel, powder alloys ▪ Complicated transaction	N/A
▪ Titanium casting specialist complements Tital ▪ Additional machining capacity which fits with existing RTI business ▪ Private-equity owned	Est. EBITDA: $20-25
▪ Diversified casting and forging operation, partially-vertically integrated into metals ▪ Excellent fit with Firth Rixson – would add significant manufacturing expertise ▪ Family-owned	N/A
▪ European forging business with significant defense wins. Complements existing Firth Rixson operations ▪ Private-equity owned	Est. EBITDA: $20
▪ Large casting operation with opportunity for significant manufacturing improvement ▪ Significant synergies with Howmet ▪ Private-equity owned	Est. EBITDA: $150

But M&A only works if you know how to integrate…

EPS Opportunity:
Long-Term Growth Platform (cont.)

Working with industry professionals, Elliott has identified multiple opportunities for Arconic to add key products and capabilities to enhance its position on next-generation platforms

Machining – get closer to the customer, add scrap/revert

COMPANY DESCRIPTION	KEY STATISTICS
▪ Diversified machining and sub-component assembly with low-cost manufacturing footprint. Opens up opportunities on the aftermarket side ▪ Private-equity owned	Est. EBITDA: $50
▪ Global collection of small aerospace sub-component and component suppliers ▪ Significant cost-synergy opportunity	N/A
▪ Specializes in the precision machining of complex hot- and cold-section turbine hardware across all major aerospace engine programs with high proficiency in the machining of titanium-aluminide, low-pressure turbine blades ▪ Private-equity owned	Est. EBITDA: $20-25
▪ Diversified sub-component and component supplier with operations across aerospace and IGT ▪ Significant MRO business for potential aftermarket expansion	N/A
▪ Agglomeration of multiple fabrication and machine shops – key strengths in measurement and coatings ▪ Private-equity owned	Est. EBITDA: $100
▪ Build-to-print operation with products in aerospace, marine and IGT ▪ Private-equity owned	Est. EBITDA: $20
▪ Manufactures metal components for aerospace, power-generation, transportation, marine and medical industries ▪ Family-owned	Est. EBITDA: $50
▪ Small fabricator and assembly of close tolerance turbine components for aerospace, power generation and landing gear ▪ Private-equity owned	Est. EBITDA: $10
▪ Well-established machine shop with large book of LTAs (unclear extent of new program wins) ▪ Private-equity owned	Est. EBITDA: $70

But M&A only works if you know how to integrate…

A New Arconic

Changing the Culture

New CEO
The Leadership Arconic Needs

Empower the Plants
Create Organizational Alignment, Entrepreneurial Culture

Instill Accountability
Ensure Culture of High Ethical Standards and Good Governance

Improve the Business

GRP Opportunity
Fill the Mill

EPS Opportunity
Create Arconic's Flywheel

Aiming Higher
New Arconic's 3-Year Goals

ELLIOTT ®

Improving the Business, Aiming Higher


Empower the Plants
Culture of Accountability
Organic R&D at Plants
ROIIC Discipline
Pay for Performance at Plant Level
Fill the Mill
(Asset Turns)
Operating Execution
Higher Profits
Pursue Absolute EBITDA Gains
Higher Margins
Scale/Cost M&A
Growth M&A

Aiming Higher:
3-Year Organic Targets

New Arconic should be able to achieve four key goals

Operating Discipline + Improved Asset Utilization			Significantly Greater FCF, Higher RONA	
EPS in-line with historic PCC margins	+ GRP EBITDA dollars of at least $800 million	=	$1.2+ billion of FCF	+ 16%+ RONA

Aiming Higher:
Focus on Returns

Arconic needs more than an "owner's mindset" – it needs to understand how its business generates returns on capital and then ensure that its investments earn more than the firm's cost of capital

Key Principles

☑ **Measure Returns (Both Before & After):**

- Arconic needs to exercise far more capital discipline. The issue is not how much money Arconic spends, but the return it gets on that capital
- The solution is not more "bureaucracy" (i.e., Arconic's new Board-level "Finance Committee"). This will simply slow-down decision-making and exacerbate the field-level frustration with Arconic's already painfully slow processes.
- The key is:
  1. Better investment diligence – Our understanding is that on key investments (i.e., Firth Rixson) management has gone into transactions with insufficient diligence; and
  2. Evaluate performance – Measure returns both before and after the investment has been made

☑ **Invest in High-Return Businesses, Long-Term Favorable Industry Structure:**

- More than 40% of Arconic's growth capex has gone into Global Rolled Products – its lowest return business
- Arconic should invest in industries and areas with a more favorable industry structure (EPS/Wheels)
- Growth capex should be focused on EPS

☑ **Demand a Return on R&D Investment:**

- Elliott is not opposed to spending on innovation. In fact, we believe that smart R&D – either cost-saving process improvements or products where EPS can establish true differentiation – can be very accretive to Arconic's business
- Arconic management celebrates its Net Promoter Score – an indication of customer willingness to recommend. By contrast, Elliott believes customer acceptance is proven by a willingness to pay for Arconic's innovations and utilize its products. Given the evidence, there is little to suggest Arconic is successful at this
- Arconic needs a management team that understands the products on which Arconic has commercial leverage and is willing to use that leverage in a measured fashion to drive appropriate price and volume growth

Aiming Higher:
Discounted Cash Flow

Cash Flows	2017P	2018P	2019P	2020P
Total Revenue	**$12,980**	**$14,212**	**$15,345**	**$15,652**
EPS Revenue	$6,135	$6,706	$7,304	$7,523
GRP Revenue	$5,009	$5,570	$5,998	$5,998
TCS Revenue	$1,837	$1,936	$2,042	$2,130
EBITDA	**$2,148**	**$2,627**	**$3,060**	**$3,136**
Margins	*16.5%*	*18.5%*	*19.9%*	*20.0%*
DA	$568	$576	$585	$594
EBIT	**$1,580**	**$2,051**	**$2,475**	**$2,542**
Interest	$410	$410	$410	$410
EBT	$1,170	$1,641	$2,065	$2,132
Taxes	$386	$542	$681	$704
Net Income	**$784**	**$1,100**	**$1,384**	**$1,429**
EBIT less Excess Pension (1-t)	$965	$1,280	$1,564	$1,609
(+) D&A	$568	$576	$585	$594
(-) Capex	$666	$678	$689	$693
(+/-) WC	$103	-$141	-$129	-$35
FCF	**$969**	**$1,038**	**$1,331**	**$1,475**
Terminal Value (9.2x EBITDA Multiple)			$28,895	
Discounted Cash Flows	$899	$894	$24,152	

Value	
Total Enterprise Value	$25,945
Less Debt	$8,084
Preferred Stock	$55
Non-Controlling Interest	$26
Cash	$2,113
Plus Alcoa Corp.	$1,324
Total Value	$21,217
Shares Outstanding	470
Price / Share	$45.19

Assumptions for DCF	
Risk-Free Rate (10 Year)	2.45%
Market Risk Premium	6.25%
Beta	1.37
Return on Equity	11.0%
Return on Debt	5.11%
After-Tax Return on Debt	3.4%
D/V	43.0%
WACC	7.8%
Tax Rate	33.0%

Achieving these goals will require Arconic to bring in new leadership

Aiming Higher:
Upside to Better Operating Performance Is Massive

Closing the Margin Gap vs. PCC



2016 Revenue
2019 Revenue
80%
70%
60%
50%
40%
30%
20%
10%
0%
Share Price Appreciation
0 bps
100 bps
200 bps
300 bps
400 bps
500 bps
600 bps
700 bps
800 bps
900 bps
1,000 bps
Margin Improvement

Note: Uses management's estimated $7,060 of 2019 revenue for EPS

Illustrating the Value of Improving Utilization and Cost Cuts at GRP (2016 Revenue)

EBITDA Dollar Sensitivity

Peer Avg. (3.00x)

Target Cost Cuts	Target Fixed Asset Turn Level: 2.22x	2.30x	2.40x	2.50x	2.60x	2.70x	2.80x	2.90x	3.00x
$0	$577	$589	$605	$620	$635	$650	$665	$680	$695
$25	$602	$614	$630	$645	$660	$675	$690	$705	$720
$50	$627	$639	$655	$670	$685	$700	$715	$730	$745
$75	$652	$664	$680	$695	$710	$725	$740	$755	$770
$100	$677	$689	$705	$720	$735	$750	$765	$780	$795
$125	$702	$714	$730	$745	$760	$775	$790	$805	$820
$150	$727	$739	$755	$770	$785	$800	$815	$830	$845
$175	$752	$764	$780	$795	$810	$825	$840	$855	$870
$200	$777	$789	$805	$820	$835	$850	$865	$880	$895
$225	$802	$814	$830	$845	$860	$875	$890	$905	$920
$250	$827	$839	$855	$870	$885	$900	$915	$930	$945

EBITDA Margin Sensitivity

Target Cost Cuts	Target Fixed Asset Turn Level: 2.22x	2.30x	2.40x	2.50x	2.60x	2.70x	2.80x	2.90x	3.00x
$0	11.9%	11.7%	11.5%	11.3%	11.1%	11.0%	10.8%	10.7%	10.6%
$25	12.4%	12.2%	12.0%	11.8%	11.6%	11.4%	11.2%	11.1%	10.9%
$50	12.9%	12.7%	12.4%	12.2%	12.0%	11.8%	11.6%	11.5%	11.3%
$75	13.4%	13.2%	12.9%	12.7%	12.4%	12.2%	12.1%	11.9%	11.7%
$100	13.9%	13.7%	13.4%	13.1%	12.9%	12.7%	12.5%	12.3%	12.1%
$125	14.4%	14.2%	13.9%	13.6%	13.3%	13.1%	12.9%	12.7%	12.5%
$150	14.9%	14.7%	14.3%	14.0%	13.8%	13.5%	13.3%	13.1%	12.8%
$175	15.5%	15.2%	14.8%	14.5%	14.2%	13.9%	13.7%	13.4%	13.2%
$200	16.0%	15.7%	15.3%	14.9%	14.6%	14.4%	14.1%	13.8%	13.6%
$225	16.5%	16.1%	15.8%	15.4%	15.1%	14.8%	14.5%	14.2%	14.0%
$250	17.0%	16.6%	16.2%	15.9%	15.5%	15.2%	14.9%	14.6%	14.4%

Note: Assumes incremental EBITDA/Mt at $200



Addressing Arconic’s Objections

Addressing Arconic's Objections

"Dr. Kleinfeld Deserves Credit for the Split"

For Years, Dr. Kleinfeld Was the Primary Impediment to Split

"Margin Gap with PCC Is Structural"

An Annual Catalog of Failure

"Saved and Transformed the Company"

An Annual Catalog of Failure

Miscellaneous

"Customers Love Dr. Kleinfeld"; "Elliott Is Flawed"; "Larry Lawson Is Legally Prohibited from Serving"

ELLIOTT®

"Dr. Kleinfeld Deserves Credit for the Split"

Analysts and investors extolled the benefits of a separation of Alcoa Inc.'s Upstream and Downstream businesses for years, while Dr. Kleinfeld dragged his feet and argued that he was the best steward of the Company's various assets

- In an attempt to distract shareholders from his historical track record of epically bad execution and record setting value destruction, Dr. Kleinfeld has repeatedly pointed to the Separation as one of his achievements and great epiphanies, going as far as to claim full and singular credit for the strategy in a nationally televised CNBC interview on February 1, 2017: *"Alcoa Corporation would not exist if it hadn't been for me basically creating it"*
- Dr. Kleinfeld's comments are not only demeaning to the thousands of Alcoa Inc. employees whose hard-work made the Separation possible, but they also mask the fact that Dr. Kleinfeld actually *resisted* separating the downstream and upstream assets for more than seven years despite a steady drumbeat of commentary from Wall Street as well as outside observers pushing for the transaction.
- While investors and analysts highlighted the value creation opportunity associated with separating, Dr. Kleinfeld stubbornly and consistently argued that the benefits of integration outweighed the advantages associated with a split, pointing to the "Alcoa Advantage" – a series of soft, intangible and difficult-to-quantify hypothetical benefits – as rationale for not pursuing a break-up
- It was only in September 2015, after many years of poor operational execution, dramatic share price underperformance and obstinate resistance to a break-up that the Company finally announced the Separation shortly after Elliott's stake-building had begun (and our HSR filed) and without providing any clear rationale for the sudden 180-degree about-face in strategy

"Dr. Kleinfeld Deserves Credit for the Split" (cont.)

Analysts and investors pushed for a split throughout 2015 and 2014, yet Dr. Kleinfeld dragged his feet

Dr. Kleinfeld has been resisting this for a long time

"We see the most efficient means to maximizing shareholder value as spinning off the Engineered, Products & Solutions (Downstream) segment to capture the peak valuations of the aerospace cycle." Sterne Agee, March 13, 2014

"However, through a sum-of-the-parts analysis we believe significant investor value can be unlocked through re-rating segments. Alcoa is unique as a large ($4 billion) aerospace supplier in the ownership of up/mid/downstream units. Alcoa argues this structure allows the company to leverage capabilities. The problem with this argument is that peers [Precision Castparts ([PCC], $252.76, Buy)] without such assets have created more value." Sterne Agee, April 1, 2014

"The big question now is what the company decides to do with its confidence. Does it stick with its current integrated strategy? Or does it finally start listening to those who think the company should spin off its "downstream" Engineered Products & Solutions segment? [Dr.] Kleinfeld has never given much hope to those who think the company should break itself up." Gordon Haskett, April 9, 2014

"Investors were very focused on ways to separate the upstream and downstream businesses to create more value. AA's management was vocal that it is ready to implement any strategic action to further enhance stakeholders' value and has ran various iterations of possible scenarios, but to this point, has not identified a suitable solution which would generate more value." Goldman Sachs, May 28, 2014

Firth Rixson M&A Call, June 26, 2014

***Justin L. Bergner, Gabelli & Co.**: "Recently you've talked as a management team about considering all sorts of strategic actions that could increase value in the company. Was the Firth transaction sort of what you were referring to at the time or are there still additional options on the table in terms of considering the role of upstream and downstream in Alcoa's portfolio?"*

***Dr. Klaus Kleinfeld**: "I understand. I understand. So, we constantly assess the portfolio and also discuss that with the board. We constantly look at how can we create value with the portfolio. And as you can see, I mean with this transaction, we are really building a lightweight metals innovation powerhouse here. This is a nice addition to it. At the same time, when we talk about our commodity business, where it's really in the main all about the cost position. We've done tremendous things. We've come down further on the cost curve. And we will continue to do that with curtailing and shutting down capacity, at the same time bringing on lowest cost capacity with our partners in Saudi Arabia and that will continue. At this point in time, we feel that the structure is the one that adds the most value."*

"At the risk of beating a dead horse, we'll mention [Dr.] Kleinfeld has typically answered this question by saying there are no sacred cows in the portfolio but AA's integrated model is synergistic and there are no plans to break things apart. The only reason why we see that answer changing anytime soon is the stock is no longer where it was six months ago and [Dr.] Kleinfeld has less room to argue on behalf of integration." Gordon Haskett, June 8, 2015

"...company announced split-up of company (finally)." Mario Gabelli, September 28, 2015

“Dr. Kleinfeld Deserves Credit for the Split” (cont.)

Analysts and investors even pushed for a split throughout 2013 and 2012, yet Dr. Kleinfeld resisted

A really long time

“[Dr.] Kleinfeld is sticking to that vertically integrated strategy. ‘We have to earn, every day, the right to own each one of our businesses… that we are a better part to these businesses than others could be.’” Financial Times, October 16, 2011

“We … do not believe the shares will be appropriately valued under the current corporate structure. A difficult decision to spin off its downstream businesses could ultimately be the key.” Dahlman Rose, September 2012

“Alcoa could choose to either sever the company into two parts or spin off the flat-rolled aluminum sheets and engineered-products businesses into a separate public entity in which Alcoa retains a majority stake. Either of these two options would boost transparency and ‘allow the market to independently value those assets,’ O’Carroll said in a phone interview. ‘It’s simple. It meets market tests.’” Davenport & Co, October 9, 2012

Earnings Call: October 9, 2012

“David Francis Gagliano (Barclays)*: “I was wondering if we could just use this as an opportunity to switch gears a bit and talk a bit about the strategy for Alcoa moving forward. There's been a bit of renewed chatter about potentially splitting the company in parts, upstream and downstream. And I was wondering if you could just talk us through what your views are, obviously, on the subject, and also why you think it does or does not make sense to separate the upstream from the downstream businesses.”*

Dr. Klaus-Christian Kleinfeld*: “Yes, David. That's a good question. And I know that we have talked -- with those that follow us a lot, we've talked about it quite a bit. But I’m happy to give you a high-level overview. First thing is, I mean, we don't see any kind of rocks that should remain unturned or that should not be questioned…. So basically, we've told you what strategy we have. I don't want to get into it in detail, and we also have our Investor Day coming up in November so that we have plenty of time to review it and go into this in detail. We believe that this is the right strategy and the best way to deliver value. Thank you, David.”*

“Our vertical integration – producing aluminum, rolling aluminum, and engineering unique and specialized products for our customers – is a huge advantage.” Dr. Kleinfeld, China Hands Magazine, July 1, 2013

“We argue spinning off the Primary metals business unit (or alternatively spinning off down-stream)… is a decision that should be seriously contemplated… Hence, we would propose splitting Alcoa in two via a one-for-one share offering would be a better way to structure the company.” Deutsche Bank, October 1, 2013

"Dr. Kleinfeld Deserves Credit for the Split" (cont.)

Dr. Kleinfeld's resistance to a separation of the Upstream and Downstream business dates back all the way to 2008

The Separation was a long time coming… a really, really long time

"We are downgrading our rating on Alcoa to Neutral from Overweight as we believe the market will be disappointed with both the strategic direction from the new CEO, [Dr.] Klaus Kleinfeld, and the company's near term earnings due to higher than expected input costs. While the market appears to be discounting a sale of Alcoa or at least some sort of spinoff to separate its upstream from its downstream businesses, we believe that both of these assumptions are incorrect. Instead, we think Alcoa will not only remain a conglomerate but that it is also likely to grow both its upstream and downstream businesses organically and even through acquisitions… As a result, we think the market will be very disappointed by AA's intent to remain a conglomerate." J.P. Morgan, 6/10/08

"Aluminum producer Alcoa fell 4 per cent yesterday as broker JP Morgan said the company was not planning to sell itself or spin off part of its business — a move that will leave Wall Street "very disappointed". After an analysts' meeting, JP Morgan reckoned new Alcoa chief executive [Dr.] Klaus Kleinfeld would increase the company's size rather than streamline it." Daily Express 6/12/08

"Throughout his speech, [Dr.] Kleinfeld kept emphasizing that Alcoa's integrated structure is a key strength, not just for Alcoa but for the industry as a whole." Platts Metals Week Article, 9/15/08

"The fundamentals and our integrated structure provided the flexibility and staying power to act swiftly when the economy began to fall, helped us to strengthen our competitive lead during the downturn and they give us a potential to emerge even stronger when the economy recovers." Dr. Klaus Kleinfeld 1/12/09

"[Dr.] Kleinfeld indicated that with the exception of the businesses that are currently up for sale (Global Foil, Cast Auto Wheels, Transportation Products Europe and a small portion of Electrical and Electronic Systems not part of the April 30 sale to Platinum Equity), the remainder of the company's portfolio pieces are an integral part of the entire company and more valuable in Alcoa than if they were sold off." J.P. Morgan, 6/3/09

"The greatest upside risk to our Neutral rating would be a sale of the company (either friendly or hostile) or moves by the company to separate its upstream and downstream businesses." J.P. Morgan, 1/13/09

"The Alcoa advantage raises the question that I have heard from many of you and I think that we more and more often have good answers to it raises the question of what gives you Alcoa the right to own that business? What can you add to that business? Why does the business perform under the Alcoa wing better than if somebody else what you own at all, if it were standalone. And the answer is inherent in what do. We as Alcoa bring to the table and we coined that the Alcoa Advantages." Dr. Kleinfeld, 11/10/2010

Elliott Thanks Dr. Kleinfeld for FINALLY Pursuing a Separation

Elliott continues to believe that with the right leadership, the split of Alcoa Inc. into Arconic Inc. and Alcoa Corp. can create value, although it is unfortunate it took Dr. Kleinfeld so long to finally heed the calls of shareholders and analysts

Following the announcement of the Separation in 2015, Elliott commended Dr. Kleinfeld for finally pursuing the separation of the Company's Upstream and Downstream businesses, after nearly a decade of resistance

However, being the last one in the room to – at long last – "see the light" and do reluctantly what shareholders have long demanded does not warrant meaningful plaudits

Rather, Elliott's positive comment regarding management, carefully unearthed by the Company from under a mountain of general critiques, can best be likened to the occasional C-minus grade mercifully bestowed upon a failing student

The ultimate historical record is clear: Dr. Kleinfeld publicly opposed and prevented the consummation of the Separation for years and every dollar of value-creation which may result therefrom constitutes a damning further indictment of his leadership and judgment

Elliott Has Previously Recognized Our Focus on Shareholder Value Creation

Elliott's prior position

"Elliott would like to commend the Board and management team for the significant steps taken to build a better Alcoa and maximize value for shareholders."

— Elliott Presentation to Alcoa, Nov 9, 2015

Since Elliott's praise, shareholder value has increased by 66%(1)

ARCONIC

Elliott commended management for **FINALLY** pursuing the separation of the Upstream and Downstream businesses, once Dr. Kleinfeld reluctantly announced the split and after nearly a decade of resisting the demands of shareholders, analysts and third-party observers

Removing various misleading distortions which require over 100 words to explain in a footnote, including the Company's attempt to take credit for the rebound in shares following Elliott's call for managerial change, shareholder value increased only 6.2% since Nov. 9, 2015 at the Dr. Kleinfeld led Arconic, **underperforming the S&P Metals and Mining Index by 92%[1]**

(1) Note: Return excludes appreciation of Alcoa Corp. shares following the 11/1/16 split and is calculated through 1/31/17 – the date on which Elliott initiated its proxy campaign

Of Course, It Would Have Been Preferable to Do So Cost Effectively

Based upon publicly available disclosure, the separation of Alcoa and Arconic was **the most expensive separation** of a company with a below $50 billion market capitalization in at least the past 5 years

In summary, although Dr. Kleinfeld has repeatedly attempted to take credit for the Separation, the fact of the matter remains that his only real contribution was to complete it years later than the market had hoped for and more expensively than ever before

Arconic/Alcoa Separation Cost vs. Other Spinoffs since 2012



Disclosed Separation Costs ($mm)
$9
$11
$15
$17
$19
$22
$26
$32
$33
$36
$39
$46
$52
$57
$61
$67
$70
$79
$134
$157
$159
$191
$207
$219
$219
Matson/Alexander & Baldwin
Graham/Cable ONE
Chesapeake/Seventy Seven
Oil States/Civeo
CSC/CSRA
Rayonier/Rayonier Adv. Materials
BWX/Babcock & Wilcox
ONEOK/ONE Gas
Tegna/Gannett
National Oilwell/NOW
SPX/SPX Flow
WestRock/Ingevity
Air Products/Versum
Dover/Knowles
Oxy/CRC
Manitowoc/Manitowoc Food
Timken/TimkenSteel
NiSource/Columbia
Conagra/Lamb Weston
Kimberly-Clark/Halyard
Xerox/Conduent
Agilent/Keysight
Edgewell/Energizer
Valero/CST
Arconic/Alcoa

Note: Separation costs are for U.S. transactions above $1 billion where at least 80% of SpinCo was distributed and exclude prepayment penalties. Transactions above exclude REIT spinoffs and companies above $50 billion in market cap. This analysis is based on self-disclosed separation costs taken from RemainCo financials. Cost categories may vary by company given differing levels of disclosure and disclosure requirements

Addressing Arconic's Objections

- **"Dr. Kleinfeld Deserves Credit for the Split"**
  For Years, Dr. Kleinfeld Was the Primary Impediment to Split
- **"Margin Gap with PCC Is Structural"**
  An Annual Catalog of Failure
- **"Saved and Transformed the Company"**
  An Annual Catalog of Failure
- **Miscellaneous**
  "Customers Love Dr. Kleinfeld"; "Elliott Is Flawed"; "Larry Lawson Is Legally Prohibited from Serving"

"Margin Gap with PCC is Structural": PCC's Large Structural Castings Business

Far from being a "structural" impediment to reaching peer margins, large structural castings are yet another missed opportunity under Dr. Kleinfeld's leadership

Historically, Arconic EPS actually enjoyed a more favorable product-margin mix. But management likes to point to a single product-category (large diameter structural castings) and insist that PCC's margins were structurally superior. Even if we were to accept the premise (see above, we do not) Arconic's longstanding absence in structural castings is actually a damning indictment of management. PCC has been anticipating competition from the Company for years. Why has management been asleep at the switch?

Q: "I guess with respect to trying to close the margin gap with Precision Castparts, and I've probably seen the presentation from Elliott. But I guess if you think that -- do you think incremental margins could be up to 40% EPS, i.e., if you -- would you need say, a 10% volume environment to really close the gap with [PCC]?"

A: *"The gap with [PCC] is a bit of a different question.* ***Because the biggest difference, to keep it simple here is, that PCC has the luxury of having a business of titanium and nickel, large structural cast. And they have almost a virtual monopoly in this business.*** *The last time they published numbers, had a size of around 1.4 billion and they had a profitability in the segment of over 40%. So this is the biggest difference because we actually have just started to build up that business by building out our LaPorte facility. This has been ramping up. And this facility, even when it's in full swing, will probably produce roughly around $300 million of revenues. So it's a nice margin, very, very nice margin.* ***But this is a structural gap that will take quite some time. And we will be working it and we would be gaining share in this, and we will continue to close the gap. But that's the biggest point there in terms of that PCC comparison.*** *"*

2017

Dr. Klaus Kleinfeld, Arconic Q4 2016 Conference Call, January 31, 2017

"In the Investment Cast Products segment, ***our principal competitor is Howmet, a subsidiary of Alcoa Inc.*** *Howmet produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings.* ***We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so.*** *"*

2009

Precision Castparts FY 2009 10-K, May 28, 2009

"Margin Gap with PCC is Structural": Management Failed Year after Year...

2010

*"In the Investment Cast Products segment, __**our principal competitor is Howmet, a subsidiary of Alcoa Inc.**__ Howmet produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. __**We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so**__."*

Precision Castparts FY 2010 10-K, May 27, 2010

2011

*"In the Investment Cast Products segment, __**our principal competitor is Howmet, a subsidiary of Alcoa Inc.**__ Howmet produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. __**We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so**__."*

Precision Castparts FY 2011 10-K, June 2, 2011

2012

*"In the Investment Cast Products segment, __**our principal competitor is Howmet, a subsidiary of Alcoa Inc.**__ Howmet produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. __**We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so**__."*

Precision Castparts FY 2012 10-K, May 31, 2012

2013

*"In the Investment Cast Products segment, __**our principal competitor is Howmet, a subsidiary of Alcoa Inc.**__ Howmet produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. __**We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so**__."*

Precision Castparts FY 2013 10-K, May 30, 2013

2014

*"In the Investment Cast Products segment, __**our principal competitor is Howmet, a subsidiary of Alcoa Inc.**__ Howmet produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Howmet is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. __**We also believe Howmet has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so**__."*

Precision Castparts FY 2014 10-K, May 29, 2014

2015

*"In the Investment Cast Products segment, __**our principal competitor is Alcoa Inc. ("Alcoa")**__. Alcoa produces superalloy, titanium, stainless steel and aluminum investment castings principally for the aerospace and IGT markets. We believe that Alcoa is capable of producing investment castings comparable to all but the largest and most complex of our structural investment castings. __**We also believe Alcoa has the financial and technical resources to produce structural castings as large and complex as those produced by us, should they decide to do so**__."*

Precision Castparts FY 2015 10-K, May 28, 2015

Addressing Arconic's Objections

- "Dr. Kleinfeld Deserves Credit for the Split"
  For Years, Dr. Kleinfeld Was the Primary Impediment to Split
- "Margin Gap with PCC Is Structural"
  An Annual Catalog of Failure
- "Saved and Transformed the Company"
  An Annual Catalog of Failure
- Miscellaneous
  "Customers Love Dr. Kleinfeld"; "Elliott Is Flawed"; "Larry Lawson Is Legally Prohibited from Serving"

"Created Leading Upstream Business"

Alcoa was founded as the Pittsburgh Reduction Company in 1888. It has been a "leading upstream business" for 128 years

Majority of movement down the cost curve was driven by Alcoa closing down high cost smelters and opening one low cost facility at Ma'aden. Like-for-like improvements in its smelters have been minimal

Upstream management deserves credit for shutting poorly performing smelters. But, Cost Curve claims should not be confused with "operational improvement." The majority of gains on the cost curve have been because of smelter closures and Ma'aden, not better operations

Alcoa was the world's largest miner of bauxite and the world's largest alumina refiner *before* Dr. Kleinfeld became CEO



Created Leading Upstream Business with Low-Cost, World-Class Assets
Results from Upstream transformation
Actions Taken
• Sold, curtailed or closed 43% of smelting and 35% of refining high cost operating capacity
• Created new alumina global pricing mechanism
• Created highly profitable energy business
• Established third-party bauxite business
• Grew cast house value-add shipments to 67%
Cost Curve Positions(1)
Improved Upstream Cost Position
Alumina
Aluminum
2010
30th percentile
51st percentile
2016
17th percentile
38th percentile
Achieved or surpassed cost targets set for 2016
2016 Positions
World's largest bauxite miner(2)
1st Quartile
World's largest alumina refiner(2)
1st Quartile
Well-positioned smelting assets
Mid 2nd Quartile
ARCONIC

Management did not "create" a "highly profitable" energy business. Rather, when smelters were closed, formerly captive power sources sold their electricity generation to the grid

Alcoa's Bauxite and Alumina business is part of its AWAC JVs. Unfortunately, Dr. Kleinfeld negotiated away valuable effective "control premium" on the potential sale of Alumina Ltd. because of ill-conceived separation structure

Dr. Kleinfeld "Saved" and "Transformed" the Company

No competitors or peers of remotely similar size defaulted during the crisis[1]

Due to expansion of high cost Chinese capacity and closures, not operational efficiencies

Spent $6.2 billion to increase NOPAT by $154 million

Analysts and investors have extolled the benefits of a separation of Alcoa Inc.'s Upstream and Downstream businesses for nearly a decade, while Dr. Kleinfeld dragged his feet arguing that he was the best owner of the Company's various assets



Executed Complex Multi-Year Transformation to Strengthen Businesses
Alcoa Inc. strategic transformation
Saved the Company
2008-2010
Transformed the Company
2010-2015
Executed Separation
2015-Nov 1, 2016
Management actions to survive severe financial distress:
Reduced cost base
Generated cash from cost, capex and working capital reductions
Strengthened balance sheet and restored liquidity
Managed cash stringently
Upstream
Increased cost competitiveness
Lessened impact of commodity cycles
Created highly profitable energy business and 3rd-party bauxite business
Established a global alumina pricing index
Downstream
Divested low margin or undifferentiated businesses
Focused on high growth, high margin aerospace and automotive markets
Built a portfolio of new-to-world innovations
Made strategic investments to fill key product and capability gaps and commercialize innovations
Created two strong value engines
Instituted prudent capital structures for both entities
Established a separation structure to minimize execution risk while driving business performance
Executed highly complex separation o

Selling equity at the bottom should not be lauded as a remarkable success story

Purported margin improvement since financial crisis the result of 2009 divestitures, not operational improvement

ROIIC below the Company's WACC over the entirety of Dr. Kleinfeld's tenure

Based upon publicly available disclosure, the separation of Alcoa and Arconic was the most expensive separation in at least the past 5 years[2]

Source: Arconic Investor Presentation, March 27, 2017

(1) S&P Capital IQ data for U.S. companies in the aerospace/defense, metals/mining and chemicals industries; standard industry classifications; market cap greater than $300 million as of December 31, 2007

(2) Note: Separation costs are for U.S. transactions above $1 billion where at least 80% of SpinCo was distributed; transactions exclude REIT spinoffs and companies above $50 billion in market cap; analysis is based on self-disclosed costs

Although Dr. Kleinfeld has repeatedly attempted to take credit for the separation, his only real contribution was to complete it years later than the market had hoped and in the most expensive manner in history

Dr. Kleinfeld "Saved" Alcoa

Did Dr. Kleinfeld inherit a mess that he was in no way responsible for?

Michael Gambardella: "Yes, good afternoon. Another question for Mr. Kleinfeld. Since <u>you've been on the Board for almost 5 years now</u>, you have had a say in some of the strategic issues of the company. But since you have taken the role of President, Chief Operating Officer [October 2007], you have gotten into a lot of the segments in a nitty gritty way. What, if you were the CEO of the company what would be the one thing that you would change in the way the company is run today to try to maximize value for the shareholder?"

***Klaus Kleinfeld**: "Right. Michael, the good news is – I mean, we have a team here that's really working together as a very, very close team. And frankly, I mean, I would most likely not have come on board if that wouldn't have been the case. <u>So I feel a good bit of responsibility of, what we are currently doing</u>."*

Dr. Klaus Kleinfeld, April 7, 2008

Dr. Kleinfeld “Saved” Alcoa (cont.)

Not a single one of the 143 companies of similar size and industry as Alcoa defaulted or filed for bankruptcy protection during the global financial crisis

Shareholders are fully aware of the challenges faced by Alcoa during the financial crisis. However, such challenges were not unique, and Alcoa was not the only metals and mining concern to survive.

- In fact, Elliott identified all companies with a market capitalization in excess of $300 million at the end of 2007 (at the time, Alcoa enjoyed a $30 billion market capitalization), and between 2008 and 2013, of such companies operating in aerospace/defense, metals, mining and chemicals, not one company defaulted.[1]
- Viewed in this light, Alcoa’s survival is unremarkable. Many similarly situated companies can lay claim to the same achievement, and the overwhelming majority of these companies have provided shareholders with vastly superior returns.
- The fact is that most companies – almost a decade after the financial crisis – do not still boast about surviving it, because they can point to numerous other achievements that have followed since. That we are still talking about the 2008-2009 financial crisis in 2017 is itself very telling with regard to Dr. Kleinfeld’s record



“The makings of today’s Arconic began when Klaus Kleinfeld was appointed CEO of Alcoa Inc… [the management team’s] actions saved the company and set the stage for the successful execution of a multi-year transformation.”

Board Letter to Shareholders, February 6, 2017

“We've created Arconic, we've created Alcoa Corporation. In the crisis in 2009 the company had an almost near-death experience. We saved it from this.”

Dr. Klaus Kleinfeld, February 1, 2017

1) S&P Capital IQ; U.S. headquartered companies; standard industry classifications; Market capitalization as of 12/31/2007

ELLIOTT®

Addressing Arconic's Objections

"Dr. Kleinfeld Deserves Credit for the Split"

For Years, Dr. Kleinfeld Was the Primary Impediment to Split

"Margin Gap with PCC Is Structural"

An Annual Catalog of Failure

"Saved and Transformed the Company"

An Annual Catalog of Failure

Miscellaneous

"Customers Love Dr. Kleinfeld"; "Elliott Is Flawed"; "Larry Lawson Is Legally Prohibited from Serving"

"Customers Love Dr. Kleinfeld"

Why would anyone want to damage Arconic's customers?

Implied in Arconic's response to Elliott is that a new CEO would damage the Company's customers

- Arconic solicited the support of its top customers, Airbus, Boeing, GE and UTX and received favorable quotes regarding how Dr. Kleinfeld supported their goals and was a good partner for their businesses
- To be clear: there is no Arconic without its customers. This is common sense
- Customers may be the easiest constituency to please as providers can be as generous as they wish in negotiations and even give things away if they wish
- We would like to see a CEO that balances the needs of customers, while at the same time generating acceptable returns for shareholders who capitalize the company's businesses



TSR Since 2010
TSR Since 2013
324
97
211
108
139
57
73
36
Dr. Kleinfeld as CEO
15
-36
AIRBUS
BOEING

"The single most important decision in evaluating a business is pricing power… If you've got the power to raise prices without losing business to a competitor, you've got a very good business. And if you have to have a prayer session before raising the price by 10 percent, then you've got a terrible business."

Warren Buffett, May 26, 2010

Source: Bloomberg
Note: Total shareholder return as of October 31, 2016

We'd like shareholders to love Arconic's CEO too

"Elliott used to be happy with us but they changed their mind"

We have never been "happy" with Dr. Kleinfeld. Never. We did make an effort to see if he could finally "figure it out", but *every piece of evidence* we have accumulated has informed our view that Arconic will never achieve its potential under Dr. Kleinfeld

"Elliott would like to commend the Board and management team for the significant steps taken to build a better Alcoa and maximize value for shareholders."

-Elliott presentation to Alcoa, Nov. 9, 2015

ARCONIC **Vote using the WHITE proxy card today.**

Source: Company solicitation materials

“Larry Lawson Is Legally Prohibited from Serving”

Elliott conducted a search process with a nationally-recognized consulting firm to identify the world’s best aerospace executives. We found our Board Members and we found Larry Lawson – an industry legend who has who built the world’s most complex aircrafts, the F-35, the F-22 and 787.

Elliott believes Arconic should be run by the world’s best aerospace executive. So we hired Larry as a consultant for the primary purpose of ensuring that Larry (a very in-demand world-class aerospace executive) would be available to become Arconic’s CEO should Arconic’s Board wish to hire him after the conclusion of the Proxy Contest. **We did this for the benefit of all of Arconic’s shareholders.**

> *“Elliott’s consultant and candidate for CEO – Larry Lawson, a former Spirit AeroSystems CEO – is legally restricted from taking the job and is on Elliott’s payroll. Elliott has agreed to pay him approximately $28 million over next two years, raising the question of whether he would truly serve the interests of ALL Arconic shareholders.”*
>
> Arconic’s Letter to Employees, April 7, 2017

(1) There is <u>nothing precluding Larry Lawson from becoming CEO at Arconic</u>

(2) Spirit owes Larry Lawson ~$26 million as deferred compensation from his service as Spirit’s CEO. As part of his retirement package, Larry agreed to avoid competing with Spirit for two years. Neither Elliott nor Larry Lawson believe Arconic competes with Spirit nor do we believe Larry Lawson’s work as a consultant to Elliott constitutes a violation of that agreement

(3) Nevertheless, Elliott has agreed to indemnify Larry *if* Spirit does not pay him

(4) Any indemnification payments from Elliott to Larry would cease prior to the start of Larry becoming CEO

(5) Elliott has agreed to compensate Larry for any lost payments as a consequence of his service as a consultant to Elliott. None of these costs – <u>not one dime</u> – will be the obligation of Arconic or its shareholders

It is telling that Arconic management would distort the facts in an attempt to avoid a direct comparison. They know that any rational shareholder – given the choice between Larry Lawson and Dr. Kleinfeld – would choose Larry Lawson.

"Elliott Changed Its Mind, Has Presented Flawed Analysis and Is Not Forthcoming"

The Facts: Elliott Changed Its Views, Published Flawed Analyses and Hid Key Facts

Elliott's actions

Elliott Has Changed its Views

- Elliott **previously praised management** and the Board for value creation and focus on shareholder interest
  - Since then, shareholders have seen 66% appreciation in value of their holdings
- Elliott previously stated that Alcoa valuation suffered because of myriad issues
  - Wrong analyst coverage
  - Wrong shareholder base
  - Correlation to LME prices
  - Poor communication
- **Only recently has Elliott claimed that management is the problem**

Elliott's Analysis is Flawed

- Elliott's **analysis of potential cost opportunities is flawed**
  - Its GRP analysis has had **four material revisions** and still is incorrect
  - EPS is not comparable to PCC in scale and mix; **Elliott's key assumption is wrong**
- Elliott **disingenuously measures TSR**
  - Insists on beginning with the financial crisis, which occurred just months after new CEO took office
  - Has refused to give credit for value created by spin, which was the most important strategic act of CEO and Board
  - Uses inappropriate peer group to measure 8 years of performance
- In calculating performance against original 2016 goals, **Elliott ignores divestitures** and unexpected market and FX moves which are outside of the company's control

Elliott Has Not Been Forthcoming

- Elliott's **disclosure has been slow**, as it failed to initially disclose:
  - Its **four different attempts to correct its flawed analysis** of the GRP cost structure
  - That Elliott's choice for the CEO position is **legally precluded from taking the job** by a binding non-compete
  - That Elliott is **paying its suggested CEO replacement candidate millions** under its indemnity agreement

Elliott has not been accurate or transparent with shareholders

ARCONIC

Source: Arconic, Elliott

This historical mix of Arconic's EPS segment was actually superior to PCC. Arconic management has long benchmarked EPS vs. PCC

This is simply false and a telling scare tactic. Since current management can't compete, they pretend new management is precluded

This is not correct. Arconic's own math shows a $13.8 billion revenue target vs. $12.4 billion achieved. The Company does not discuss EBITDA targets since performance was so poor

This is simply not true. From our very first interaction with the Company, we have cited poor operating performance and poor management credibility as a fundamental driver of poor shareholder returns and low valuation

Source: Arconic Investor Presentation, March 27, 2017

“Elliott Does Not Understand Arconic”

Elliott and the other holders – cumulatively with ~80 million shares – are not naïve

In meetings with investors, and in their materials, the Board characterizes Elliott as not understanding the business

- *We believe that any investor who meets with Elliott and the Board will see in no uncertain terms that we have a vastly better understanding of the business than independent directors of the current Board*
- *Not only have we done exhaustive due diligence, but we have heard from countless employees, customers, competitors and industry observers that our assessment of Arconic and Dr. Kleinfeld is “on the nose”*
- *Furthermore, our slate has more than 80 years of cumulative experience in the aerospace industry, and includes a former named executive officer of the Company*
- *Investors owning more than 80M shares – or 365x the amount of the board – are supportive of change. Are we all less informed than the current board?*



Pat Russo

- *“Lead Independent Director”*
- *Owner of 3,333 shares of ARNC*
- *Zero (0) open market purchases as a director of Alcoa and Arconic*
- *Alcoa TSR (226%) vs. proxy peers as director*
- *(55%) TSR as CEO of Lucent*
- *Sits on four public company boards, is Chairman or Lead Director on two of them*

“We believe this proxy fight boils down to a simple question: Do you trust the judgment of Elliott, a hedge fund without the benefit of full information and with no fiduciary duty to you or to any other Arconic shareholder, or do you trust 12 experienced business executives who have thoroughly reviewed Elliott’s assertions and unanimously support the continued leadership of Mr. Kleinfeld? We encourage you to rely on the judgment of the Arconic Board, which is independent, objective and thoroughly dedicated to the interests of all Arconic shareholders.”

Note: Ms. Russo’s share ownership is not inclusive of deferred share units or deferred restricted units

Elliott would be happy to compare its track record against any of the board members

Potential Future Argument:
"We did great in Q1!"

We imagine that Arconic is doing everything it can to have a strong first quarter

We have heard from numerous self-described Arconic employees, that the Company is doing everything possible to post strong first quarter results. While we cannot verify the claims of these unsolicited communications, we are concerned that Dr. Kleinfeld could be aggressively cutting costs for a short-term gain that could hurt the Company's future sustainability.

"Saving Klaus from Paul Singer is top priority for its management. Drain the swamp. Let Elliott Management's recommendations prevail. Too many good people are getting hurt throughout this Company."

Glass Door, 3/17/17

"Arconic managers are being told not to pay their vendors. Several have not been paid since last July...and MANY have not been paid since October 1st."

Email sent to Elliott, 3/27/17

"Your company might want to somehow request financials in regard to payments to vendors, etc. Arconic is either trying to make itself look good for a sale or the inflated stock price."

Email sent to Elliott, 3/16/17

"I have been a supplier [redacted] to Arconic. Payable terms have been 60 days for the life of the company's supply agreement with Arconic. However, it seems in conjunction with the announcement of the proxy fight, Arconic unilaterally changed payable terms to 120 days. I believe the change was made to goose up reported results for the first quarter, and that the company might also be hiding vendor invoices."

Unsolicited Phone Call to Elliott, 3/8/17

Following his lead at Siemens

"In a last-ditch effort to save his job, [Siemens CEO] Kleinfeld released quarterly earnings figures late Tuesday, two days earlier than planned, to underscore the company's financial health."

The New York Times, April 25, 2007

We are long-term investors in Arconic. We hope this is not true.



APPENDIX

How We Benchmark Dr. Kleinfeld's Performance

Before buying a single share of Alcoa stock, we performed extensive analysis, benchmarking Alcoa's performance vs. peers. Below is the list of peer group companies that we believe best represent public company peers in each of legacy Alcoa's business units

Engineered Products and Solutions (EPS) Peers
Precision Castparts Corp.*
Senior plc
Barnes Group Inc.
RBC Bearings Inc.
TriMas Corp.
Lisi S.A.
Woodward Inc.

Transportation and Construction Solutions (TCS) Peers
Superior Industries International
Accuride Corp.
Titan International Inc.
Meritor Inc.
NCI Building Systems Inc.
Quanex Building Products
CRH plc
SFS Group A.G.

Global Rolled Products (GRP) Peers
Kaiser Aluminum Corp.
Amag Austria Metall A.G.
Constellium
UACJ Corp.

Upstream Peers
Rio Tinto plc
Norsk Hydro ASA
Hindalco Industries Ltd.
Aluminum Corp. of China Ltd.
National Aluminum Co. Ltd.
United Co. Rusal plc
BHP Billiton Limited
South32 Limited

Weighting

Elliott has constructed a peer group of comparable companies that best represent, in our view, peers for each area of the Company business units prior to the split of AA/ARCN. Peers are weighted by 2008-2016 revenue contribution (Upstream 43%, GRP 31%,EPS 18% and TCS 8.5%). This conservative methodology, we believe, is charitable to the Company's as the mix of revenue has moved towards the better-performing peer groups in recent years

* Note: Precision Castparts Corp. was acquired by Berkshire Hathaway on February 1, 2016

Company Self-Selected Peers

Company's Self-Selected Proxy Peers
Industrial Peers
3M Co.
Cummins Inc.
Danaher Corp.
Deere & Co.
Eaton Corp. plc
Emerson Electric Co.
General Dynamics Corp.
L3 Technologies Inc.
Northrop Grumman Corp.
Raytheon Company
Materials Peers
du Pont (E.I.) de Nemours
The Dow Chemical Co.
Freeport-McMoRan Inc.
Huntsman Corp.
International Paper Co.
PPG Industries Inc.
Newmont Mining Corp.
Nucor Corp.
United States Steel Corp.
LyondellBassell Industries

Company's Self-Selected Aluminum Peers
Aluminum Corporation of China Limited
United Company RUSAL plc
Norsk Hydro ASA
Alumina Limited
National Aluminum Company Limited
Shangdong Nanshan Aluminum Co., Ltd.

Source: Company filings

Contact Information

Arconic Shareholders

OKAPI PARTNERS

1212 Avenue of the Americas, 24th Floor
New York, NY 10036
Tel: +1.212.297.0720
Toll Free: +1.877.796.5274
Fax: +1.212.297.1710
Email: info@okapipartners.com

Media Inquiries

Stephen Spruiell
212-478-2017
sspruiell@elliottmgmt.com

Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND GENERAL INFORMATIONAL PURPOSES ONLY. IT DOES NOT HAVE REGARD TO THE SPECIFIC INVESTMENT OBJECTIVE, FINANCIAL SITUATION, SUITABILITY, OR THE PARTICULAR NEED OF ANY SPECIFIC PERSON WHO MAY RECEIVE THIS PRESENTATION, AND SHOULD NOT BE TAKEN AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT MANAGEMENT CORPORATION AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AND ARE BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO ARCONIC INC. ("ARCONIC" OR, THE "COMPANY"). CERTAIN FINANCIAL INFORMATION AND DATA USED HEREIN HAVE BEEN DERIVED OR OBTAINED FROM PUBLIC FILINGS, INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), AND OTHER SOURCES.THIS MATERIAL DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY DESCRIBED HEREIN IN ANY JURISDICTION TO ANY PERSON, NOR DOES IT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR AN INCITEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT. THIS MATERIAL IS INFORMATIONAL ONLY AND SHOULD NOT BE USED AS THE BASIS FOR ANY INVESTMENT DECISION, NOR SHOULD IT BE RELIED UPON FOR LEGAL, ACCOUNTING OR TAX ADVICE OR INVESTMENT RECOMMENDATIONS OR FOR ANY OTHER PURPOSE. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENT WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS. ELLIOTT MANAGEMENT HAS NOT SOUGHT OR OBTAINED CONSENT FROM ANY THIRD PARTY TO USE ANY STATEMENTS OR INFORMATION INDICATED HEREIN AS HAVING BEEN OBTAINED OR DERIVED FROM STATEMENTS MADE OR PUBLISHED BY THIRD PARTIES. ANY SUCH STATEMENTS OR INFORMATION SHOULD NOT BE VIEWED AS INDICATING THE SUPPORT OF SUCH THIRD PARTY FOR THE VIEWS EXPRESSED HEREIN. NO WARRANTY IS MADE THAT DATA OR INFORMATION, WHETHER DERIVED OR OBTAINED FROM FILINGS MADE WITH THE SEC OR FROM ANY THIRD PARTY, ARE ACCURATE. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS ADDRESSED IN THIS PRESENTATION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE CERTAIN RISKS AND UNCERTAINTIES. YOU SHOULD BE AWARE THAT PROJECTIONS AND FORWARD LOOKING STATEMENTS ARE INHERENTLY UNCERTAIN AND ACTUAL RESULTS MAY DIFFER FROM THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. NO REPRESENTATION OR WARRANTY IS MADE AS TO THE ACCURACY OR REASONABLENESS OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS AND OTHER FORWARD LOOKING STATEMENTS CONTAINED HEREIN. ALL AMOUNTS, MARKET VALUE INFORMATION AND ESTIMATES INCLUDED IN THIS MATERIAL HAVE BEEN OBTAINED FROM OUTSIDE SOURCES THAT ELLIOTT MANAGEMENT BELIEVES TO BE RELIABLE OR REPRESENT THE BEST JUDGMENT OF ELLIOTT MANAGEMENT AS OF THE DATE OF THIS MATERIAL. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION OR VIEWS CONTAINED HEREIN. PROJECTIONS, MARKET OUTLOOKS, ASSUMPTIONS OR ESTIMATES IN THIS MATERIAL ARE FORWARD-LOOKING STATEMENTS, ARE BASED UPON CERTAIN ASSUMPTIONS, AND ARE SUBJECT TO A VARIETY OF RISKS AND CHANGES, INCLUDING RISKS AND CHANGES AFFECTING INDUSTRIES GENERALLY AND ARCONIC SPECIFICALLY. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AS IT DEEMS APPROPRIATE. ELLIOTT MANAGEMENT DISCLAIMS ANY OBLIGATION TO UPDATE THE INFORMATION CONTAINED HEREIN.